Exhibit 99.1

JBS S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/ME): 02.916.265/0001-60
Company Registry (NIRE): 35.300.330.587

MANAGEMENT’S PROPOSAL FOR THE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
TO BE HELD ON APRIL 26, 2024

Dear Shareholders,

The management of JBS S.A., a publicly-held company, headquartered at Av. Marginal Direita do Tietê, No. 500, Bloco I, 3 Andar, Vila Jaguara, CEP 05118-100, in the city of São Paulo, State of São Paulo, registered with the CNPJ/ME under No. 02.916.265/0001- 60, registered under the Securities and Exchange Commission of Brazil (“CVM”) as an Category “A” publicly traded company, with its shares traded in the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) under the ticker “JBSS3” (“Company” or “JBS”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), hereby presents this management’s proposal (“Proposal”), containing its recommendations about the matters included in the agenda of the Annual and Extraordinary Shareholders’ Meeting of JBS called for April 26, 2024, at 10:00 a.m., at the Auditorium located in Block 2, Ground Floor, of the Company’s headquarters (“AESM”).

At the Annual Shareholders’ Meeting

1. To resolve on the financial statements and management accounts for the fiscal year ended December 31, 2023.

The Company’s financial statements for the fiscal year ended on December 31, 2023, as disclosed on the CVM and B3 websites, through the IPE Module of the Empresas.NET System, and published on the website and in the newspaper Valor Econômico (“Financial Statements”), were reviewed by the Company’s Board of Directors at a meeting held on March 26, 2024, and forwarded for disclosure and resolution at the Annual Shareholders Meeting, pursuant to article 19, item VI, of the Company’s Bylaws.

JBS’s Fiscal Council reviewed the Financial Statements and issued an opinion on March 26, 2024, indicating that the Financial Statements are in a condition to be disclosed by the Company. Additionally, the Company’s Statutory Audit Committee, in a meeting held on March 25, 2024, issued its report recommending that the Financial Statements be forwarded to the Company’s Board of Directors for evaluation.

Management’s comments on the Company’s financial situation are attached as Appendix I to this Proposal, pursuant to article 10, item III of CVM Resolution 81.

KPMG Auditores Independentes Ltda., headquartered at Rua do Passeio, No. 38, Setor 2, Salas 1701, 1702, 1703, 1704, Centro, CEP 20.021-290, in the city and state of Rio de Janeiro (“KPMG”), the Company’s independent auditor, has issued an opinion concerning the adequacy of the Financial Statements, without any modified opinion, qualifications or emphasis paragraphs.

Observing the above and the documents and information made available, the management proposes to the Annual Shareholders’ Meeting the full approval of the Financial Statements and the management accounts for the fiscal year ended on December 31, 2023, with no reservations.

2. To resolve on the allocation of the net income for the fiscal year ended on December 31, 2023.

Considering that the Company recorded a net loss, in the amount of R$1,060,969,423.28 (one billion, sixty million, nine hundred and sixty-nine thousand, four hundred and twenty-three reais and twenty-eight cents) in the fiscal year ended on December 31, 2023, there will be no allocation of net income to be decided by shareholders. The loss for the year will be absorbed by the balances contained in the profit reserves.

The information on the allocation of net profit required by article 10, sole paragraph, item II, of CVM Resolution 81, is not presented in this Proposal since the Company had a net loss in the fiscal year ended on December 31, 2023, as instructed by the SEP/CVM 2024 Annual Circular Letter.

3. To resolve on the number of members that will compose the Company’s Fiscal Council for the next term of office.

Pursuant to the provisions of article 32 of JBS’ Bylaws, the Company’s management proposes to set the number of members to the Fiscal Council to 5 (five), with the same number of alternate members, with a unified term of office of 1 (one) year, until the annual shareholders meeting that examines, discusses and votes on the management accounts and the financial statements for the fiscal year ending on December 31, 2024.

4. To elect the sitting members of the Company’s Fiscal Council and the respective alternate members.

JBS’s management has nominated the following slates of candidates and their respective alternates for the Fiscal Council:

(i)	Adrian Lima Da Hora, Brazilian, married, Business Administrator, holder of Identity Card (RG) number 3789 CRA/PE, enrolled under individual taxpayer ID (CPF) number 372.365.394-49, resident and domiciled in the city and state of São Paulo, at Rua dos Pinheiros, 801, apt. 241, CEP 05422-011, with his alternate being André Alcantara Ocampos, Brazilian, married, Accountant, holder of Identity Card (RG) number 30.883.622-4 SSP/SP, enrolled under individual taxpayer ID (CPF) number 273.340.808-90, resident and domiciled in the city and state of São Paulo, with commercial offices in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000;

(ii)	Demetrius Nichele Macei, Brazilian, married, Lawyer, holder of Identity Card (RG) number 19.526.517 SESP/SP, enrolled under individual taxpayer ID (CPF) number 787.870.509-78, resident and domiciled in the city of Curitiba, state of Paraná, at Av. República Argentina, 1336, conj. 1107, CEP 80620-010, with his alternate being Marcos Godoy Brogiato, Brazilian, married, Accountant, holder of Identity Card (RG) number 7.469.921-0 SSP/SP, enrolled under individual taxpayer ID (CPF) number 949.583.438-49, resident and domiciled in the city and state of São Paulo, at Rua Isette Caiubi Ariane, 54, CEP 02914-100;

(iii)	José Paulo da Silva Filho, Brazilian, married, Accountant, holder of Identity Card (RG) number 55.837.704-X SSP/SP, enrolled under individual taxpayer ID (CPF) number 386.730.294-49, resident and domiciled in the city of Santana de Parnaíba, state of São Paulo, at Alameda Dourado, 206, Residencial 11, Alphaville, CEP 06540-285, with his alternate being Sandro Domingues Raffai, Brazilian, married, Accountant, holder of Identity Card (RG) number 13.541.060 SSP/SP, enrolled under individual taxpayer ID (CPF) number 064.677.908-71, resident and domiciled in the city and state of São Paulo, at Rua Santa Francisca, 155, Vila Jaguara, CEP 05116-090;

(iv)	Orlando Octávio de Freitas Júnior, Brazilian, divorced, Accounting Auditor, holder of Identity Card (RG) number 9.128.418 SSP/SP, enrolled under individual taxpayer ID (CPF) number 084.911.368-78, resident and domiciled in the city and state of São Paulo, at Rua Caiowaa, 1575, apt. 162, CEP 01258-011, with his alternate being Paulo Sérgio Cruz Dortas Matos, Brazilian, divorced, Consultant, holder of Identity Card (RG) number 01.078.914/68 SSP/BA, enrolled under individual taxpayer ID (CPF) number 219.961.055/15, resident and domiciled in the city and state of São Paulo, at Rua Inácio Borna, 227, CEP 04715-020; and

(v)	Patricia da Silva Barros, Brazilian, divorced, Engineer, holder of Identity Card (RG) number 09.668.635-7, enrolled under individual taxpayer ID (CPF) number 072.576.167-95, resident and domiciled in the city of Niterói, state of Rio de Janeiro, at Rua Dr. Tavares de Macedo, 41, apt. 503, Icaraí, CEP 24220-215, with her alternate being Marcos Alberto Pereira Motta, Brazilian, married, Engineer, enrolled under individual taxpayer ID (CPF) number 008.528.317-73, resident and domiciled in the city and state of Rio de Janeiro, at Rua Bambina, 180, apt. 302, Botafogo, CEP 22251-050, who were appointed by the shareholder BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) and included in the slate proposed by management.

Management proposes to the Annual Shareholders’ Meeting the election of the candidates and their respective alternates indicated above for the Fiscal Council of JBS.

Management clarifies that, pursuant to article 11 of CVM Resolution 81, the information regarding the professional experience of the candidates for the positions of members of the Fiscal Council indicated above are detailed in Appendix II of this Proposal, pursuant to items 7.3 to 7.6 of the Reference Form.

5. Resolve on the setting of the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year of 2024.

Management proposes to maintain the same amount approved by the Company’s shareholders at the Annual Shareholders’ Meeting held on April 24, 2023 (“ASM 2023”).

Therefore, it proposes the approval of the annual and overall compensation for management and individual members of the Fiscal Council and the Statutory Audit Committee for the fiscal year of 2024, in the amount of up to R$269,342,164.59 (two hundred and sixty-nine million, three hundred and forty-two thousand, one hundred and sixty-four reais and fifty-nine cents).

With regard to the overall compensation of the members of the Company’s Fiscal Council, management emphasizes that such amount will be, for each sitting member, equal to 0.1 (one tenth) of the compensation that, on average, is attributed to each executive officer, not including profit sharing, until the Company’s next annual shareholder meeting, noting that such amount may only be altered according to article 162, paragraph 3, of the Brazilian Corporation Law. Additionally, alternate members will only receive remuneration in the absence of the respective sitting member.

The information relating to section 8 of the Reference Form can be found in Appendix III of this Proposal, in compliance with article 13 of CVM Resolution 81.

The amount proposed for the overall compensation for management relating to the fiscal year of 2024 is compatible with the amounts usually paid by the market and with the criteria and conditions adopted by the Company to comprise the compensation for the members of its management.

Management informs that the overall limit approved by the ASM 2023, relating to the compensation for the fiscal year of 2023, in the total amount of R$126,180,813.41 (one hundred and twenty-six million, one hundred and eighty thousand, eight hundred and thirteen reais and forty-one cents) was effectively paid.

For reference, the table below indicates the amounts actually paid as compensation for the members of the Company’s management and Fiscal Council in the last three fiscal years:

	Statutory Executive Board			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Total number of members	5	5	5	9	9	9	4	4	4
Total number of paid members	4.40	5	5	8.57	9	9	4	4	4
Amount of the highest compensation (R$)	58,138,232.37	55,940,575.07	52,686,389	986,200	792,000	720,000	560,613	521,900	443,984
Amount of the lowest compensation (R$)	8,569,693.65	8,154,320.07	9,189,992	733,800	763,400	720,000	559,202	521,900	443,984
Average compensation (R$)	24,860,509.09	24,805,452.63	24,219,102.71	956,444	788,822	720,000	559,554	521,900	444,909	(1)

(1)	The member of the Fiscal Council not re-elected at the Company’s Annual Shareholders Meeting held on April 28, 2021, received the full amount of compensation for April, equivalent to 30 days, making the “average compensation” amount higher than the “highest compensation” amount indicated in the table.

At the Extraordinary Shareholders’ Meeting

1. Resolve on the ratification of the election of three members for the Board of Directors, pursuant to article 150 of Brazilian Corporation Law and article 16, paragraph 9, of the Company’s Bylaws.

In compliance with the provisions of article 150 of the Brazilian Corporation Law and article 16, paragraph 9, of the Company’s Bylaws, given the resignations submitted by Mrs. Leila Abraham Loria, Mrs. Claudia Pimentel Trindade Prates, and Mr. Estêvão de Almeida Accioly, the Company’s Board of Directors appointed, on July 20, 2023, Mrs. Kátia Regina de Abreu Gomes, Mr. Paulo Bernardo Silva and Mr. Cledorvino Belini to replace them.

Under the legal and statutory provisions referred to above, in the event of a vacant position for a member of the Board of Directors, or his/her alternate, the replacement may be appointed by the remaining directors and shall be valid until the Company’s subsequent Annual Shareholders’ Meeting. Therefore, the Company’s management proposes to ratify the election of the following members to its Board of Directors:

(i)	Kátia Regina de Abreu Gomes, Brazilian, married, Psychologist, holder of Identity Card (RG) number 1.705.124 SSP- TO, enrolled under individual taxpayer ID (CPF) number 613.303.451-34, resident and domiciled in the city of Brasília, Distrito Federal, at QI 19 conjunto 8, casa 7, Lago Sul, CEP 70297- 400;

(ii)	Paulo Bernardo Silva, Brazilian, legally separated, Retired, holder of Identity Card (RG) number 347,788 SSP- TO, enrolled under individual taxpayer ID (CPF) number 112.538.191-49, resident and domiciled in the city of Brasília, Distrito Federal, at QI 3 conjunto 8, casa 203, Lago Sul, CEP 70675-306; and

(iii)	Cledorvino Belini, Brazilian, married, Business Administrator, holder of Identity Card (RG) number MG 6.539.933 Polícia Civil-MG, enrolled under individual taxpayer ID (CPF) number 116.050.068-15, resident and domiciled in the city of Nova Lima, state of Minas Gerais, at Alameda Cristalo, nº 16, Condomínio Vila Alpina, CEP 3400-7314.

The ratification of the election of the aforementioned members was examined by the Company’s Governance Committee, which issued a recommendation to the Board of Directors in favor of this ratification. The Company’s Board of Directors expressed that the nomination of each candidate as member of the Board of Directors adheres to the Nomination and Training Policy for Members of the Board of Directors, Executive Board, and Committees.

Management clarifies that, pursuant to article 11 of CVM Resolution 81, the information regarding the professional experience and independence of the candidates for the positions of members of the Board of Directors indicated above are detailed in Appendix II of this Proposal.

2. To resolve on the eligibility of the three members of the Board of Directors as independent Board members.

The adherence of the nominated members, namely Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini with the independence criteria established in the Novo Mercado Regulation, in CVM Resolution 80/2022, and the Company’s Bylaws was analyzed by the Company’s Board of Directors and the members of its Governance, Compensation and Nomination Committee, who are in favor of their characterization as independent members.

The Company also received statements from the newly elected Board Members stating that they (a) are not direct or indirect controlling shareholders of the Company; (b) do not have voting rights in Board of Directors’ meetings bound by shareholders’ agreements related to the Company; (c) are not spouses, partners, or relatives, up to the second degree of the controlling shareholder, Company managers, or managers of the controlling shareholder; and (d) have not been employed or served as executive officers of the Company or its controlling shareholder in the last 3 (three) years.

3. To resolve on the increase in the number of members to comprise the Company’s Board of Directors for the current term of office until the annual shareholders’ meeting to be held in 2025, from 9 (nine) to 11 (eleven) members.

Pursuant to article 16 of JBS’s Bylaws, the Board of Directors may be comprised of a minimum of 5 (five) and a maximum of 11 (eleven) members, with a unified term of office of 2 (two) years.

The Company’s Annual General Meeting held on April 24, 2023, established the number of members to comprise the Board of Directors as 9 (nine), with a term of office the Annual Shareholders’ Meeting to be held in 2025.

The Company’s management proposes, in this AESM, the approval for 2 (two) new seats, increasing the number of sitting members from 9 (nine) to 11 (eleven), with a unified term of office of 2 (two) years, until the Annual Shareholders’ Meeting that analyzes, discusses, and votes on management accounts and the financial statements for the fiscal year ended on December 31, 2024.

4. To resolve on the election of 2 (two) new sitting members for the Company’s Board of Directors.

If item (3) of the agenda of the AESM is approved, the management of JBS proposes to elect the following candidates to fill the two new approved seats for the Company’s Board of Directors:

Name
Wesley Mendonça Batista
Joesley Mendonça Batista

The Company’s Board of Directors expressed that the nomination of each candidate as member of the Board of Directors adheres to the Nomination and Training Policy for Members of the Board of Directors, Executive Board, and Committees.

Management clarifies that, pursuant to article 11 of CVM Resolution 81, the information regarding the professional experience of the candidates for the positions of members of the Board of Directors indicated above are detailed in Appendix II of this Proposal.

Lastly, considering this is not a general election for the Board of Directors, as understood by the CVM Board (Process CVM RJ 2016/4098 and Process CVM SEI 19957.009411/2017-46, app. on 04/02/2019), the procedures for the multiple voting and separate election will not apply to the elections of the members of the Board of Directors to be carried out at this meeting.

5. To resolve on the rectification, in the protocol and justification for the incorporation, by the Company, of Midtown Participações Ltda. (“Merger”) on information related to the real estate properties transferred to the Company within the scope of the Merger, and ratify all other provisions set forth in said instrument.

With the purpose of including new properties to be transferred to JBS arising from the incorporation of Midtown Participações Ltda. (“Midtown”) by JBS, approved by the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 30, 2018, registered at JUCESP under file number 304.772/18-5 on July 29, 2018, management proposes the approval of the adjustments in Appendix III of the Protocol and Justification for the Incorporation of Midtown by JBS, signed on April 30, 2018, by the management of both companies (“Protocol”), and the information about the properties transferred to JBS within the scope of the Merger are provided in Appendix IV of this Proposal. The property registrations to be included are as follows:

●	REGISTRATION No. 24,344 – PONTES E LACERDA/MT

●	REGISTRATION No. 18,186 – PONTES E LACERDA/MT

●	REGISTRATION No. 856 – PORTO ALEGRE DO NORTE/MT

●	REGISTRATION No. 12,083 – PARAÍSO DO TOCANTINS/TO

●	REGISTRATION No. 12,084 – PARAÍSO DO TOCANTINS/TO

●	REGISTRATION No. 9,357 – PARAÍSO DO TOCANTINS/TO

●	REGISTRATION No. 4,455 – JUÍNA/MT

The Company highlights that the Annual and Extraordinary Shareholders’ Meeting, held on April 22, 2022, approved the inclusion of Appendix III to the Protocol, which included the description of certain properties to be transferred within the scope of the Merger, in compliance with requirements formulated by Notaries of Property Registration.

Furthermore, management proposes to ratify all other terms and conditions of the Merger established in the Protocol, with no changes being proposed in the structure of the Merger or in the rights and obligations attributed to the parties as a result of the Merger.

Management emphasizes that under the terms of the Protocol, Midtown was fully extinguished due to the Merger, being succeeded by the Company in all its rights and obligations, universally and for all legal purposes, without any continuity solution; and the Company’s Annual and Extraordinary Shareholders’ Meeting, held on April 30, 2018, authorized the Company’s Executive Board to perform all acts required to carry out the Merger.

6. To resolve on the amendment of article 10, paragraph 1, of the Company’s Bylaws to update the minimum call notice deadline for JBS’ Annual Shareholders’ Meeting.

The Company’s management proposes to amend paragraph 1, article 10 of JBS’ Bylaws, considering the modification to Law 6,404/76, promoted by Law 14,195, of 2021, to establish the deadline for calling the Annual Shareholders’ Meeting under current and applicable laws and regulations. The legal and regulatory deadlines are already observed by JBS for calling its shareholders’ meetings, so the proposed change will not result in financial or legal effects.

If the proposed change is approved by this AESM, the new wording for article 10, paragraph 1, of the Company’s Bylaws will come into effect as indicated in Appendix VI. The table that highlights the changes and proposed amendment to the Bylaws, as well as its justification, as required by CVM Resolution 81, is available in Appendix V of this Proposal.

7. To authorize the Company’s Executive Board to carry out all necessary or convenient acts to effectively implement the resolutions approved.

If shareholders approve the matters on the agenda, management proposes the Company’s Executive Board to be authorized to perform any and all acts necessary or convenient to implement such matters, thus enabling the resolutions approved to come into effect.

General Information:

Management informs that shareholders may participate in the AESM (i) in person (in this case, they may participate through a duly constituted proxy) or (ii) via Remote Voting Form, according to the documents made available on the websites of the CVM (www.cvm.gov.br), and B3 (www.b3.com.br), at the Company’s headquarters, and on its Investor Relations website (https://ri.jbs.com.br/).

The Company suggests that, if possible, shareholders should prefer to participate in the AESM by submitting the Remote Voting Form to the service providers capable of collecting and transmitting instructions for filling out the form (custodian or bookkeeping agent), given the greater simplicity of this procedure.

JBS also informs that, exceptionally for this AESM, aiming to facilitate the participation of its shareholders, it will accept Remote Voting Forms, proxy instruments (duly accompanied by an identity document and/or relevant corporate acts that prove the grantor’s powers) and other documents to be submitted via https://assembleia.ten.com.br/460498236 or by e-mail to ri@jbs.com.br, without notarization, legalization or apostille, according to the instructions available in the Call Notice.

Finally, the Company requests that the documents required for shareholders to participate in the AESM be sent preferably by 72 (seventy-two) hours prior to the meeting.

São Paulo, March 26, 2024.

JBS S.A.

Jeremiah Alphonsus O’Callaghan
Chair of the Board of Directors

ANNEX I TO THE MANAGEMENT PROPOSAL FOR
ORDINARY AND EXTRAORDINARY GENERAL MEETING OF JBS S.A.
TO BE HELD ON APRIL 26, 2024

DIRECTORS´ COMMENTS

(As per item 1 of Annex I of CVM Resolution No. 81, of March 29, 2022)

2. Directors’ Comments

2.1. Directors’ comments on:

a) General financial and equity conditions

The Company’s Executive Board believes that, through its product diversification strategy, its growth potential and its global production and distribution platform, combined with its positioning as a leader in the global animal protein market, JBS has sufficient financial and equity conditions to continue its business plan and meet its short and long-term obligations, including loans, financials as well as to finance its activities and cover its funding needs for at least the next 12 months.

As of December 31, 2023, the indebtedness ratio was 3.39x (represented by current liabilities plus non-current liabilities and divided by shareholders’ equity), increasing compared to the 3.18x ratio of December 31, 2022. The increase presented in the fiscal year ended December 31, 2023 is primarily due to the distribution of R$2.2 billion in dividends.

Fiscal year ended on December 31,	2023	2022
Indebtedness Index	3.39	3.18
Leverage	4.32	2.29

b) Capital structure

The Company’s Executive Board believes that the current capital structure presents adequate levels of leverage, taking into account its product diversification and its global production and distribution platform. The ratio of net debt (represented by current loans and financing plus non- current loans and financing and decreased by cash and cash equivalents) and shareholders’ equity as of December 31, 2023 was 157.6%, in line when compared to the previous year, which also was 157.6%.

In the fiscal years ended December 31, 2023 and 2022, the Company presented a balanced capital structure between equity and third parties in the proportion presented in the item (c) below.

c) Ability to pay in relation to financial commitments made

As mentioned in the previous item, in the fiscal years ended December 31, 2023 and 2022, the Company presented a balanced capital structure between equity and third-party capital in the proportion shown in the table below:

	Fiscal year ended on December 31,
(R$ million, except %)	2023	2022
Current loans and financing	4,316.4	8.228.6
Non-current loans and financing	92,505.5	84,125.5
Total loans and financing	96,821.8	92.354.1
(-) Cash and cash equivalents	22,763.7	13.861.5
(=) Net debt	74,058.1	78.492.5
Shareholders’ equity	46,998.3	49.808.9
Net debt to shareholders’ equity ratio	157.6%	157.6%

Annex I-1

The Company’s need for resources primarily refers to: (i) purchase of raw material, and the acquisition of animals and grains for feeding animals for processing represents an important portion of this account; (ii) tax, labor and social obligations; (iii) payment of interest and principal on loans and financing; (iv) payment of taxes; and (v) capital expenditures related to the acquisition and maintenance of fixed assets.

The Company’s main sources of funds are: (i) cash generated by operating activities and (ii) loans and financing.

The Directors believe that the cash available, the cash generation from their operating activities and the refinancing of the Company’s existing loans and financing will be sufficient to cover their liquidity needs and financial commitments for the next 12 months.

Adjusted EBITDA in the period from January 1, 2023 to December 31, 2023 was R$17,146.1 million and net financial expenses in the same period were R$6,748.0 million. Thus, Adjusted EBITDA presented a coverage index of 2.5 times net financial expenses. The net debt balance, composed of loans and financing deducted from cash and cash equivalents on December 31, 2023 was R$74,058.1 million, corresponding to 4.32 times the Adjusted EBITDA.

Adjusted EBITDA in the period from January 1, 2022 to December 31, 2022 was R$34,568.4 million and net financial expenses in the same period were R$6,352.3 million. Thus, Adjusted EBITDA presented a coverage index of 5.4 times net financial expenses. The net debt balance, composed of loans and financing deducted from cash and cash equivalents on December 31, 2022 was R$79,171.9 million, corresponding to 2.29 times the Adjusted EBITDA.

d) Sources of financing for working capital and for investments in non-current assets used

The Directors believe that the cash generation from the Company’s operating activities is sufficient to meet working capital obligations and investments in non-current assets. If there are any mismatches in cash and cash equivalents with the amounts due in the short term, the Company has credit facilities in the main commercial banks operating in Brazil, the United States and other countries. The Company may also use issues of debt securities in the local and international capital markets.

e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Officers believe that the cash generation from the Company’s operating activities is sufficient to meet working capital obligations and investments in non-current assets. If there are any mismatches in cash and cash equivalents with the amounts due in the short term, the Company has credit facilities in the main commercial banks operating in Brazil, the United States and other countries. The Company may also use issues of debt securities in the local and international capital markets.

f) Debt levels and the characteristics of such debts, further describing:

(i) Relevant loans and financing agreements

As of December 31, 2023, loan and financing agreements totaled R$96,821.8 million, of which R$4,316.4 million represented short-term loans and R$92,505.5 million corresponded to long- term loans. On this date, loan and financing agreements represented 60.8% of current and non- current liabilities, totaling R$159,113.8 million.

As of December 31, 2022, loan and financing agreements totaled R$92,354.1 million, of which R$8,228.6 million represented short-term loans and R$84,125.5 million corresponded to long- term loans. On this date, loan and financing agreements represented 58.3% of current and non- current liabilities, totaling R$158,301.7 million.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of December 31, 2023 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

Annex I-2

The table below presents the composition of indebtedness on December 31, 2023 and 2022 (in R$ million).

	Annual Average		Currency		Non-Current
Category	Rate	Currency	12.31.23	12.31.22	12.31.23	12.31.22
Foreign currency
ACC(1)	8.40%	USD	252.5	2,174.6	-	266.4
Prepayment	7.38%	USD	26.8	2,074.1	844.1	1.974.8
FINIMP(2)	6.48%	USD and EUR	151.5	525.1	3.1	15.9
Credit Facility - White Stripe	8.45%	USD and CAD	14.0	15.8	-	-
Working capital - US Dollars	8.97%	USD	1.8	9.1	12.4	14.8
CRA(3)	4.92%	USD	2.1	0.5	186.2	66.6
Credit facility - Scott Technology	2.20%	USD	-	-	8.8	9.4
Credit note - export	8.40%	USD	-	-	-	-
			448.7	4,799.1	1,054.6	2,347.8

National currency
FINAME(4)	5.98%	BRL	2.3	4.6	0.0	2.3
FINEP(5)	-	BRL	-	4.6	-	7.3
Prepayment	8.22%	GBP, USD	265.8	49.8	290.5	-
Notes 2.50% JBS Lux 2027	2.50%	USD	55.9	58.3	4,774.6	5,124.2
Notes 5.13% JBS Lux 2028	3.00%	USD	36.1	37.6	2,838.0	3,044.5
Notes 6.50% JBS Lux 2029	5.50%	USD	154.5	160.4	6,002.9	6,460.8
Notes 3.00% JBS Lux 2029	3.75%	USD	7.6	6.8	2,398.1	2,581.4
Notes 5.50% JBS Lux 2030	3.00%	USD	18.6	17.8	4,746.1	5,102.8
Notes 3.75% JBS Lux 2031	3.63%	USD	81.0	84.6	4,766.1	5,126.8
Notes 3.00% JBS Lux 2032	5.75%	USD	142.7	316.1	9,687.9	10,422.9
Notes 3.63% JBS Lux 2032	6.75%	USD	149.6	-	7,630.2	-
Notes 5.75% JBS Lux 2033	4.38%	USD	79.0	82.2	4,295.4	4,627.0
Notes 6.75% JBS Lux 2034	6.50%	USD	40.6	36.5	7,394.0	7,966.0
Notes 4.38% JBS Lux 2052	7.25%	USD	90.4	-	4,275.9	-
Notes 6.50% JBS Lux 2052	5.88%	USD	-	62.2	-	4,393.4
Notes 7.25% JBS Lux 2053	4.25%	USD	43.4	43.7	4,765.8	5,125.1
Notes 5.88% PPC 2027	3.50%	USD	50.8	52.5	4,314.5	4,644.3
Notes 4.25% PPC 2031	6.25%	USD	212.6	-	4,763.9	-
Notes 3.50% PPC 2032	6.88%	USD	37.0	-	2,346.0	-
Notes 6.25% PPC 2033	-	-	-	139.5	-	2,359.4
Notes 6.88% PPC 2034	17.45%	BRL	24.6	85.6	79.1	3.4
PPC Credit Facility – Term loan	3.10%	EUR	83.5	60.9	49.3	9.9
Working capital – Real	14.20%	BRL	14.1	757.2	1,039.6	1,538.7
Working capital – Euro	15.97%	BRL	103.1	40.3	43.7	0.5
Credit note – export	10.73%	BRL	1,176.1	185.0	-	-
CDC(6)	10.38%	BRL	721.6	853.1	9,747.0	7,618.4
Livestock costing – Pre	7.69%	USD, EUR	97.2	70.2	2.6	0.2
CRA(3)	2.76%	AUD	4.8	1.3	164.9	175.3
Credit facility – Scott Technology	2.30%	EUR	-	10.8	-	-
Credit facility – Beardstown pace	4.68%	Diversos	44.1	40.2	53.3	96.9
JBS Australia Confinement Agreement	-	BRL	-	4.6	-	7.3
Local credit facility	8.22%	GBP, USD	265.8	49.8	290.5	-
Others	2.50%	USD	55.9	58.3	4,774.6	5,124.2
			3,867.7	3,429.5	91,450.9	81,777.7

			4,316.4	8,228.6	92,505.5	84,125.5

(1)	Advance of Exchange Agreement.
(2)	Import Financing.
(3)	Agribusiness Receivables Certificate.
(4)	Financing for the Acquisition of Industrial Machinery and Equipment.
(5)	Funding for Studies and Projects.
(6)	Direct Consumer Credit.

Annex I-3

The table below presents the schedule for payment of the debt in the total amount of R$96,821.8 million, as determined on December 31, 2023:

Due date	12.31.2023
2024	4,316.4
2025	829.0
2026	92.0
2027	5,778.3
2028	5,338.9
2029	166.6
Maturities after 2029	80,300.7
Total	96,821.8

Financial Contracts

As of December, 31, 2023, the most relevant financial contracts in force are described in the table below, including with regard to any contractual restrictions imposed on the Company. To date, and in the best understanding of management, such clauses are being complied with by the Company.

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility

Issuer:

-   JBS USA Holding Lux S.à.r.l.

-   JBS USA Food Company;

-   JBS Australia Pty. Ltd.;

-   JBS Food Canada ULC.

Guarantors:

-   JBS S.A.;

-   JBS Global Luxembourg S.à.r.l.;

-   JBS Global Meat Holdings Pty. Limited.

Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of “priority debt”, (ii) liens; (iii) fundamental changes, (iv) sale lease-backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year.

The credit agreement also require compliance with a maximum total debt to capitalization of 55.0% (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility contains customary events of default.(1).

Annex I-4

Notes 2.50% JBS Lux 2027 Notes 3.63% JBS Lux 2032

Issuer:

-   JBS USA Holding Lux S.à.r.l.

-   JBS USA Food Company (JBS USA);

-   JBS Luxembourg Company S.à r.l.

Guarantors:

-   JBS S.A.;

-   JBS Global Luxembourg S.àr.l (JBS Global Lux);

-   JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

On September 12, 2022, the Group received offers to exchange 99.14% of the 2.50% senior notes due 2027 and 96.85% of the 3.625% sustainability-linked senior notes due 2032, issued by JBS USA Food Group (originally issued by JBS Finance Luxembourg S.a.r.l.), for new notes issued by JBS USA Lux SA, JBS USA Food Company and JBS USA Finance Inc. and cash consideration.

The new exchanged notes contain proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Group.

The new exchanged notes contain restrictive covenants applicable to the Group and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

The covenants contains customary events of default (1).

Notes 3.00% JBS Lux 2029 Notes 6.50% JBS Lux 2029 Notes 5.50% JBS Lux 2030 Notes 3.75% JBS Lux 2031 Notes 3.00% JBS Lux 2032 Notes 4.38% JBS Lux 2052

Issuer:

-   JBS USA Holding Lux S.à.r.l.

-   JBS USA Food Company; (JBS USA)

-   JBS Luxembourg Company S.à.r.l.

Guarantors:

-   JBS S.A. (JBS S.A.);

-   JBS Global Luxembourg S.à r.l (JBS Global Lux);

-   JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

	On August 15, 2022, the Group announced expiration of, and receipt of requisite consents in connection with its consent solicitations for each of its 3.00% senior notes due 2029, 6.50% senior notes due 2029, 5.50% senior notes due 2030, 3.75% sênior notes due 2031, 3.00% sustainability-linked senior notes due 2032 and 4.38% sênior notes due 2052. The proposed amendments conform certain provisions and restrictive covenants in each indenture to the corresponding provisions and restrictive covenants set forth in each indenture dated June 21, 2022, governing the 5.13% senior notes due 2028, the 5.75% senior notes due 2023 and the 6.50% senior notes due 2052.	The covenants contains customary events of default (1).

Notes 5.13% JBS Lux 2028 Notes 5.75% JBS Lux 2033	Issuer: - JBS USA Holding Lux S.à.r.l. - JBS USA Food Company (JBS USA); - JBS Luxembourg Company S.à.r.l.	These notes contain restrictive covenants applicable to the Group and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	The covenants contains customary events of default (1).

Annex I-5

Notes 6.75% JBS Lux 2034	Guarantors: - JBS S.A. (JBS S.A.); - JBS Global Luxembourg S.à r.l (JBS Global Lux); - JBS Global Meat Holdings Pty. Limited (JBS Global Meat).
Notes 4.38% JBS Lux 2052
Notes 7.25% JBS Lux 2052
Notes 6.50% JBS Lux 2052
Notes 4.25% PPC 2031	Issuer: - Pilgrim’s Pride Corporation. Guarantors: - Pilgrim’s Pride Corporation of West Virginia, Inc.; - Gold’N Plump Poultry, LLC; - Gold’N Plump Farms, LLC; - JFC LLC

On September 22, 2022 PPC announced expiration and receipt of requisite consent in its consent solicitation for certain amendments to its Senior Notes due 2031 and 2032. The consent solicitation contained proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Group.

Notes 3.50% PPC 2032

After the consent, these notes are subject to restrictive covenants applicable to PPC and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

Notes 6.25% PPC 2033	Issuer: - Pilgrim’s Pride Corporation; Guarantors: - Pilgrim’s Pride Corporation of West Virginia, Inc.; - Gold’N Plump Poultry, LLC; - Gold’N Plump Farms, LLC; - JFC LLC .	These notes were issued in investment-grade format and contain customary investment- grade clauses related to limitations on encumbrances, sale and lease transactions, change of control, and customary merger and consolidation clauses. These limitations are subject to certain exceptions, which may be relevant.
Notes 6.88% PPC 2034

Annex I-6

PPC Revolving Credit Facility	Issuer: - Pilgrim’s Pride Corporation; - To-Ricos Ltd. - To-Ricos Distribution, LTD	On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility.	The facility also contains customary events of default(1).

The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028.

The RCF also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the “Financial Maintenance Covenant”). The Borrowers may give colateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

Annex I-7

Primo ANZ credit facility

Issuer:

-   Primo Foods Pty Ltd

Guarantors:

-   Industry Park Pty Ltd;

-   Primo Foods Pty Ltd;

-   Australian Consolidated Food Holdings Pty Limited;

-   Australian Consolidated Food Investments Pty Limited;

-   Primo Group Holdings Pty Limited;

-   Primo Meats Pty Ltd;

-   Hans Continental Smallgoods Pty Ltd;

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default(1).

-   P& H Investments 1 Pty Ltd;

-   Hunter Valley Quality Meats Pty Limited;

-   Seven Point Pork Pty Ltd;

-   P&H Investments 2 Pty Ltd;

-   Primo Retail Pty Ltd;

-   Primo Meats Admin Pty Ltd;

-   Premier Beehive Holdco Pty Ltd;

-   Premier Beehive NZ.

Annex I-8

Huon credit Facility

Issuer:

Huon Aquaculture Group Limited

Guarantors:

-   Industry Park Pty Ltd;

-   Huon Aquaculture Group Limited;

-   Huon Aquaculture Company Pty Ltd;

-   Springs Smoked Seafoods Pty Ltd ;

-   Springfield Hatcheries Pty Ltd;

-   Huon Ocean Trout Pty Ltd;

-   Meadow Bank Hatchery Pty Ltd;

-   Morrison’s Seafood Pty Ltd;

-   Southern Ocean Trout Pty Ltd;

-   Huon Shellfish Co Pty Ltd;

-   Spring Smoked Salmon Pty Ltd;

-   Huon Salmon Pty Ltd;

-   Huon Smoked Salmon Pty Ltd;

-   Huon Smoked Seafoods Pty Ltd;

-   Huon Seafoods Pty Ltd;

-   Huon Tasmanian Salmon Pty Ltd.

Customary covenants that may limit Huon’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity

The facility also contains customary events of default(1).

Annex I-9

Credit facility	Issuer: - JBS Australia Pty Limited;
JBS Australia & Rivalea	- Rivalea (Australia) Pty Ltd. Guarantors: - JBS Australia Pty Limited; - Diamond Valley Pork Pty Ltd; - Oxdale Dairy Enterprise Pty Ltd; - Rivalea (Australia) Pty Ltd - Industry Park Pty Ltd.

Customary covenants that may limit JBS Australia´s and Rivalea’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default(1).

Credit facility AMI	Issuer: - Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity

The facility also contains customary events of default(1).

Credit facility WSF NAB	Issuer: - White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default(1).

Annex I-10

Credit facility Mexico

Issuer:

-   Avícola Pilgrim’s Pride de Mexico, SA de CV.

Guarantors:

-   Comercializadora de Carnes de Mexico, S de RL de CV;

-   Pilgrim’s Pride de S de RL de CV;

-   Pilgrim’s Operaciones Laguna S de RL de CV.

Customary covenants that may limit the Group´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the Group or line of business and initiate the liquidation process.

These limitations are subject to certain exceptions, which may be material.

The facility also contains customary events of default(1).

4° issuance of debentures CRA	Issuer: JBS S.A.	Customary covenants that may limit the Group´s ability of certain subsidiaries to, among other things: - incur certain additional indebtedness; if the net debt/EBITDA in R$ exceeds 4.75/1.0;	The facility also contains customary events of default(1).
5° issuance of debetures CRA

-   sell or dispose of certain assets;

-   consolidate, merge or dissolve substantially all the assets;

-   declare certain dividends, if the issuer is in default with respect to any of its pecuniary obligations under the terms of the indenture.

6° issuance of debetures CRA
7° issuance of debetures CRA
8° issuance of debetures CRA	Issuer: JBS S.A.

Standard contractual restrictions that may limit the Group’s ability, among other things, to:

-   create liens;

-   sell or transfer to third parties all or substantially all assets;

-   carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties;

-   pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture.

The facility contains customary events of default(1).
9° issuance of debetures CRA
10° issuance of debetures CRA

(1)	Customary events of default include failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

The Company declares that it was in compliance with all contractual restrictions as of December 31, 2023 and until the date of approval of these financial statements.

Other relevant information:

On January 19, 2023, PPC launched the registration of exchange offers (the “PPC Exchange Offers”) of up to: (1) US$1.0 billion (R$5.6 billion) in aggregate principal amount of its Linked Notes sustainability bond of 4.250%, newly issued, maturing in 2031 (the “2031 Registered Securities”), registered under the Securities Act, for a principal amount equal to that of its sustainability-linked Securities of 4.250%, outstanding, maturing in 2031 (the “2031 Existing Bonds”); and (2) US$900.0 million (R$5.0 billion) in aggregate principal value of its newly issued 3.500% Bonds due 2032

(“2032 Registered Securities”, and together with the 2031 Registered Securities, “Registered Securities”), registered under the Securities Act, for a principal amount equal to its outstanding Securities of 3,500%, maturing in 2032 (“Existing 2032 Bonds”, and, together with the Existing 2031 Bonds, “Existing Bonds”). The terms of the Registered Securities are identical in all material respects to the terms of the corresponding series of Existing Securities, except that the Registered Securities have been registered in accordance with the Securities Act. PPC will not receive any proceeds from your Exchange Offers. Each PCC Exchange Offer expired on February 15, 2023. PPC received proposals for 99.8% of the aggregate principal amount of the 2031 Existing Notes and 98.8% of the aggregate principal amount of the 2032 Existing Notes. Settlement of the PPC Exchange Offers, which occurred on February 17, 2023, holders of Existing Securities who made valid bids and did not validly withdraw such Existing Securities prior to the expiration date received a similar principal amount of Series Registered Securities applicable.

Annex I-11

Sustainability-Linked Bonds

We have issued three series of Sustainability-Linked Bonds in the international capital market, as follows:

●	JBS USA 3.625% Sustainability-Linked Notes, maturing in January/2032 in the amount of US$923.0 million;

●	JBS USA 3,000% Sustainability-Linked Notes, maturing in May/2032 in the amount of US$1.0 billion; and

●	PPC 4.250% Sustainability-Linked Notes, maturing in April/2031 in the amount of US$1.0 billion.

As described below, each series of sustainability-linked notes contains certain sustainability performance targets from JBS S.A., JBS USA or PPC that, if not met, will result in an increase in the interest rate payable on the respective notes. However, the notes may not satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investing in assets with sustainability characteristics, and none of the issuers or their guarantors has committed to (i) allocating the net proceeds specifically to projects or business activities that meet sustainability criteria or (ii) are subject to any other limitations or requirements that may be associated with green bonds, social bonds or sustainability securities in any particular market.

The sustainability performance targets applicable to the notes are uniquely tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC, and do not easily lend themselves to comparisons with similar sustainability performance targets and the related performance of other companies. In addition, as there is currently no generally accepted definition (legal, regulatory or otherwise), nor a market consensus on what criteria a particular financial instrument should meet in order to qualify as “green”, “social”, “sustainable” or “Sustainability- Linked” (and, furthermore, the requirements of any label may evolve from time to time), no guarantee has been or could be given to investors by the issuers or guarantors of the notes or any second party opinion providers or any third-party assurance or attestation service provider appointed by each company (“External Verifier”) that the notes will meet all or any investor expectations with respect to the notes or the respective sustainability performance targets qualified as “green,” social “,” sustainable “or” linked to sustainability “or that any adverse and/or other social impacts will not occur in connection with JBS, JBS S.A. and/or PPC USA or striving to achieve the respective sustainability performance targets and net resource use of the notes.

In addition, no guarantee or representation has been given by the issuers and guarantors of the notes, any third party opinion providers or any External Verifier as to the suitability or reliability for any purpose of any third party opinion, report or certification in connection with the offering of the notes or the respective sustainability performance targets to meet any green, social, sustainability, sustainability-linked and/or other criteria. Any opinion, report or certification is not — and should not be — considered.

There is no assurance as to the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly reducing their greenhouse gas emissions. While failure to achieve applicable sustainability performance targets will give rise to an upward adjustment of the interest rate relating to the notes, such failure will not be an event of default under the notes, nor will issuers and/or guarantors thereof be required to repurchase or redeem any notes in such circumstances.

Annex I-12

JBS USA 3.625% Sustainability-Linked, due in January/2032

In June 2021, JBS S.A. adopted a Structure of Bonds Linked to Sustainability establishing its strategic sustainability priorities and setting goals in relation to one of its main priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). The long-term objective of JBS

S.A. is to reduce the Global Greenhouse Gas Emissions Intensity by the end of 2030, as measured against the base year 2019. As part of this goal, JBS S.A. has established a Sustainability Performance Target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements over the base year 2019, which will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

JBS S.A. defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tons (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from burned fuels, dry ice/gaseous CO2 used as a manufacturing aid and wastewater treatment systems) and Scope 2 emissions (primarily from purchased electricity) during a given period of JBS S.A.’s global operations, measured in metric tons of carbon dioxide equivalent, and “tons produced” as the sum of beef, chicken, fresh, frozen and value-added pork and their respective processed by-products and offals produced during a given period, measured in increments of metric tons. For the year ended December 31, 2019, JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Pursuant to JBS USA’s 3.625% Sustainability Linked Notes due January 2032, if JBS S.A. fails to meet the Sustainability Performance Target and provide confirmation to the fiduciary together with a related confirmation by an External Verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from January 15, 2027 until the due date of January 15, 2032 inclusive.

JBS USA 3,000% Sustainability-Linked Notes, due in May/2032

In November 2021, JBS USA adopted a Sustainability Linked Securities Framework setting out its strategic sustainability priorities and setting targets with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce the Global Intensity of Greenhouse Gas Emissions by the end of 2030, as measured against the base year 2019. As part of this goal, JBS USA has established a Sustainability Performance Target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements over the base year 2019, which will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

JBS USA defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tons (“MTCO2e/MT”) produced. JBS USA defines “MT of CO2e” as the sum of Scope 1 emissions (primarily from burned fuels, dry ice/gaseous CO2 used as a manufacturing aid and wastewater treatment systems) and Scope 2 emissions (primarily from purchased electricity) during a given period of JBS USA’s global operations, measured in metric tons of carbon dioxide equivalent, and “tons produced” as the sum of beef, chicken, fresh, frozen and value-added pork and their respective processed by-products and offals produced during a given period, measured in increments of metric tons. For the year ended December 31, 2019, JBS USA’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Annex I-13

Pursuant to JBS USA’s 3,000% Sustainability Linked Notes due May 2032, if JBS USA fails to meet the Sustainability Performance Target and provide confirmation to the fiduciary together with a related confirmation by an External Verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from November 15, 2027 through and including the due date of May 15, 2032.

PPC 4.250% Sustainability-Linked Notes, maturing in April/2031

In March 2021, PPC adopted a Structure of Bonds Linked to Sustainability establishing its strategic sustainability priorities and setting goals in relation to one of its main priority areas: Greenhouse Gas Emissions (as defined below). PPC’s long-term goal is to reduce its greenhouse gas emissions intensity by the end of 2030, as measured against the base year 2019. As part of this target, PPC has established a Sustainability Performance Target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements over the base year 2019, which will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

The PPC defines “Greenhouse Gas Emission Intensity” as tCO2e divided by 100 lbs. (“tCO2e/100 lbs.”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period of global operations, including, without limitation, the use of dry ice, measured in metrics tons of carbon dioxide equivalent and “lbs. produced” as the sum of fresh, frozen and value-added chicken, pork and their respective processed by-products and offals produced during a given period, measured in 100 lb. increments. For the year ended December 31, 2019, PPC’s Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 lbs. produced, subject to third-party verification.

Pursuant to the terms of the 4.250% Sustainability Linked Notes of PPC due April 2031, if PPC fails to meet the Sustainability Performance Target and provide confirmation to the administrator together with a related confirmation by an External Verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from October 15, 2026 through and including the due date of April 15, 2031.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of CRAs linked to sustainability maturing in 2031 and 2036, respectively, in the aggregate principal amount of R$1.1 billion. These debentures are issued in reais and yield interest at rates of 5.8376% per annum and 6.1977% per annum, respectively.

As described below, these CRAs and the underlying debentures contain a sustainability performance target that, if not met, will result in an increase in the interest rate payable on the CRAs and the underlying debentures. However, CRAs and underlying debentures may not meet an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, and JBS S.A. has not committed to (i) allocate net proceeds specifically to projects or business activities that meet sustainability criteria or (ii) are subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

The sustainability performance target applicable to debentures and CRAs are uniquely tailored to the business, operations and capabilities of JBS S.A. and do not easily lend themselves to comparisons with similar sustainability performance targets and the related performance of other companies. In addition, as there is currently no generally accepted definition (legal, regulatory or otherwise), nor a market consensus on what criteria a particular financial instrument must meet to qualify as “green”, “social”, “sustainable” or “sustainability-linked” (and, furthermore, the requirements of any label may evolve from time to time), no guarantee has been or could be given to investors by JBS S.A., the issuer of the CRAs or any providers of second party or any third-party guarantor or attestation service provider appointed by JBS S.A. (“External Verifier”) that the debentures or CRAs will meet all or any investor expectations with respect to the debentures or CRAs or the sustainability performance target qualified as “green”, “social,” “sustainable” or “linked to sustainability” or that any adverse social and/or other impacts will not occur in connection with JBS S.A. striving to achieve the sustainability performance target or the use of the net proceeds from the offering of the debentures or CRAs.

Annex I-14

In addition, no guarantee or representation has been given by JBS S.A., the issuer of the CRAs, any third party opinion providers or any External Verifier as to the suitability or reliability for any purpose of any third party opinion, report or certification in connection with the offering of the CRAs and the underlying debentures or the respective sustainability performance targets to meet any green, social, sustainability, sustainability-linked and/or other criteria. Any opinion, report or certification is not – and should not be – considered, included and/or made part of this prospectus or registration statement.

There is no guarantee as to the extent to which JBS S.A. will be successful in significantly diminishing its sustainability performance globally. Although failure to meet the sustainability performance target will give rise to an upward adjustment of the interest rate relating to the CRAs and the underlying debentures, such failure will not be an event of default under the CRAs or the underlying debentures nor will their issuers be required to repurchase or redeem the CRAs or the underlying debentures in such circumstances.

In October 2021, JBS S.A. adopted a Sustainability Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring that all suppliers comply with its zero tolerance policy for illegal deforestation and other social and environmental criteria described in its Responsible Sourcing Policy As part of this objective, JBS S.A. established a Sustainability Performance Goal to have the number of cattle related to direct suppliers registered in its Transparent Livestock Platform by the end of 2025 equal to 100% of the number of cattle slaughtered by JBS S.A. in Brazil in 2024. The Sustainability-linked framework is not included in this prospectus or the registration statement, nor is it incorporated into this prospectus or the registration statement by reference.

JBS S.A. has developed a supplier monitoring system that uses satellite images and georeferenced data from supplier farms to try to ensure that the company buys raw material only from producers who fully meet its socio-environmental criteria, including zero tolerance for illegal deforestation and encroachment on protected areas, such as indigenous lands or environmental preservation areas; having no areas embargoed by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA); and not being on the Ministry of the Economy’s Forced Labor Black List. The system also blocks the purchase of livestock from farmers involved in rural violence or land conflicts. As a result, JBS S.A. has blocked more than 11,000 cattle supply farms for non-compliance to date. In 2020, JBS S.A. made a stronger commitment to sustainability in the Amazon biome by launching its own privately funded blockchain platform, the Transparent Livestock Platform, which enables JBS to advance cattle traceability and monitor its entire livestock supply chain, including suppliers from our suppliers. Direct livestock suppliers have been asked to provide information about their suppliers through the Transparent Livestock Platform, which analyzes compliance suppliers from our suppliers’ farms, which will be validated by third parties. The result of the analysis will be sent directly to the JBS supplier, who will be able to view socio-environmental compliance throughout its supply chain. It is our goal, through blockchain technology, to maintain a commitment to the security and confidentiality of third party information throughout the process. Direct suppliers are responsible for registering their own suppliers (i.e. our secondary suppliers) on the platform. The direct suppliers will collect your data through a specific application – developed by us – that will screen the necessary information from the official documents for the platform. The platform will automatically send the results of the socio-environmental analysis of secondary suppliers’ ownership to direct suppliers, allowing them to manage their own supply chain, in accordance with JBS S.A’s Responsible Procurement Policy.

As of January 1, 2026, it will be mandatory for all JBS S.A. direct livestock suppliers to adhere to the Transparent Livestock Platform and demonstrate that their own supply chain meets JBS S.A’s Responsible Procurement Policy. Suppliers who do not cooperate and comply will be prevented from selling to JBS S.A. A transparent roadmap with intermediate targets to assess progress from now until 2025 has also been developed. This includes annual targets based on the previous year’s total slaughter and expressed in number of heads of cattle for each period, to ensure incremental progress. Annual targets will be checked annually by third parties.

Under the sustainability-related CRAs, if JBS S.A. fails to meet the Sustainability Performance Target and confirms this by an External Verifier by May 31, 2026, the interest rate payable on the underlying CRAs and debentures will be increased by 25 basis points and including May 31, 2026 up to and including the respective maturity dates.

Annex I-15

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility (the “JBS S.A. Revolving Credit Facility”). Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of JBS S.A. Revolving Credit Facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The JBS S.A. Revolving Credit Facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the JBS S.A. Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. As of December 31, 2023, there were no outstanding borrowings under the JBS S.A. Revolving Credit Facility.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc. (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$900.0 million and US$600.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA.

Guarantees. Subject to the JBS USA Collateral Cure described below, borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure (as described below), each wholly-owned subsidiary of each borrower is required to become a guarantor.

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”).

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers, the guarantors and each subsidiary guarantor to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

As of December 31, 2023, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

Annex I-16

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility replaced the Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended, modified, extended, restated, amended and restated, replaced, or supplemented prior to the date hereof, the “PPC Existing Credit Agreement”). The PPC Revolving Credit increased PPC’s availability under the revolving loan commitment from $800.0 million to $850.0 million, amended certain covenants, and extended the maturity date of PPC’s revolving loan commitments from August 9, 2026 to October 4, 2028. Outstanding borrowings under the PPC Revolving Credit bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

Subject to the PPC Collateral Cure (as defined below), the PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries and is unsecured. The PPC Revolving Credit will be used for general corporate purposes and replaces the PPC Existing Credit Agreement.

The PPC Revolving Credit contains customary representations and warranties, covenants and events of default. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured the PPC Existing Credit Agreement (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to certain terms and conditions.

As of December 31, 2023, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$25.1 million and US$824.9 million, respectively. There were no outstanding borrowings as of December 31, 2023.

JBS S.A. Agribusiness Receivables Certificates

From October 2019 through October 2023, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2023 until 2038. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.81% as of December 31, 2023. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by- products, and derivatives. As of December 31, 2023, the outstanding aggregate principal amount of the CRAs was US$2,201.3 million.

Annex I-17

Contractual Obligations

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities, in December 31, 2023.

Contractual obligations (in million of reais)	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable	30,040.8	-	-	-	30,040.8
Loans and financing	4,316.4	829.0	5,870.3	85,806,2	96,821.8
Estimated interest on loans and financing (1)	6,598.2	5,095.4	9,247.4	35,778.5	56,719.5
Derivatives liabilities	698.4	-	-	-	698.4
Payments of leases	(13.5)	1,420.7	2,141.2	5,365.4	8,913.9
Other liabilities	102.5	101.3	-	300.0	503.7

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2023 and December 31, 2022. Payments in foreign currencies are estimated using the December 31, 2023 and December 31, 2022 exchange rates.

(ii) Other long-term relationships with financial institutions

The Company has other long-term relationships with financial institutions with the objective of maintaining the normal conduct of its business, such as agreements with financial institutions with the objective of promoting access to credit for rural producer partners responsible for raising chickens and pigs to finance the expansion and improvement of its operations, as well as agreements with financial institutions for the payment of salaries and benefits of its employees.

In addition, the Company has agreements with some financial institutions with the objective of improving its management of working capital through the sale of credits held by it to certain customers in the domestic and foreign markets, and also through the facilitation of the anticipation of credits that its suppliers have against the Company.

The Company may also use derivative transactions in order to protect its exposure to certain market variations.

(iii) Degree of subordination between debts

There is no degree of contractual subordination between the Company’s unsecured loans and financing. Loans and financing that have collateral have the preferences and prerogatives provided for by law.

As of December 31, 2023, a portion of the loans and financing, in the amount of R$517.6 million, presented real guarantees. On the same date, a portion of the loans and financing, in the amount of R$96,304.2 million, consisted of unsecured contracts.

(iv) any restrictions imposed on the Company, in particular, in relation to limits on indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the Company has been complying with these restrictions.

As of the date of this Reference Form, JBS is in compliance with all obligations contained in its loan and financing agreements.

g) Limits on contracted financing and percentages already used

As of December 31, 2023, JBS had a total of R$96,821.8 million in loans and financing. In addition, JBS USA has US$881.6 million available in revolving and secured credit facilities, equivalent to R$13,950.6 million at the exchange rate of December 31, 2023 and JBS SA had US$450 million available in revolving and secured credit facilities, equivalent to R$2,178.6 million at the exchange rate of December 31, 2023.

Annex I-18

h) Significant changes in items of the income statement and cash flow statement

Fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022

Consolidated Income Tax (R$ million)	12.31.2023	%ROL	12.31.2022	%ROL	Var (%)	Var (R$)
Gross Sales Operating Revenue	376,455.5	103.5%	386,764.8	103.2%	-2.7%	(10,309.4)
Internal market	284,652.4	78.2%	287,967.5	76.8%	-1.2%	(3,315.1)
Foreign market	91,803.1	25.2%	98,797.3	26.4%	-7.1%	(6,994.2)
Sales deductios	(12,638.9)	-3.5%	(11,913.2)	-3.2%	6.1%	(725.7)
Returns and discounts	(8,718.4)	-2.4%	(8,287.1)	-2.2%	5.2%	(431.3)
Taxes on sales	(3,920.5)	-1.1%	(3,626.1)	-1.0%	8.1%	(294.4)
Net revenue	363,816.5	100.0%	374,851.6	100.0%	-2.9%	(11,035.1)
Cost of goods sold	(324,167.5)	-89.1%	(315,373.5)	-84.1%	2.8%	(8,794.0)
Gross profit	39,649.0	10.9%	59,478.1	15.9%	-33.3%	(19,829.1)
Operating (expenses) revenues	(34,346.7)	-9.4%	(34,902.4)	-9.3%	-1.6%	555.7
Administrative and general	(11,547.1)	-3.2%	(11,829.5)	-3.2%	-2.4%	282.5
With sales	(22,941.2)	-6.3%	(24,184.5)	-6.5%	-5.1%	1,243.3
Other expenses	(613.1)	-0.2%	(517.9)	-0.1%	18.4%	(95.2)
Other revenues	754.6	0.2%	1,629.5	0.4%	-53.7%	(874.9)
Operating profit (loss)	5,302.3	1.5%	24,575.7	6.6%	-78.4%	(19,273.4)
Financial income	2,914.0	0.8%	4,215.1	1.1%	-30.9%	(1,301.1)
Financial expenses	(9,662.0)	-2.7%	(10,567.5)	-2.8%	-8.6%	905.5
Net Financial Income	(6,748.0)	-1.9%	(6,352.3)	-1.7%	6.2%	(395.6)
Equity accounting result	47.6	0.0%	60.5	0.0%	-21.3%	(12.9)
Result before provision for income tax and social contribution	(1,398.1)	-0.4%	18,283.9	4.9%	-107.6%	(19,681.9)
Current income tax and social contribution	(338.5)	-0.1%	(2,587,1)	-0.7%	-86.9%	2,248.6
Deferred income tax and social contribution	1,007.4	0.3%	504.5	0.1%	99.7%	502.9
Net income	(729.1)	-0.2%	16,201.3	4.3%	-104.5%	(16,930.4)
ASSIGNED TO:
Controllers’ interest	(1,061.0)	-0.3%	15,457.8	4.1%	-106.9%	(16,518.8)
Non-controlling interest	331.8	0.1%	743.4	0.2%	-55.4%	(411.6)

For the reasons described below, the Company recorded net loss of R$729.1 million in the fiscal year ended December 31, 2023 and net income of R$16,201.3 million in 2022. Net income as a percentage of revenue was -0.2% in the fiscal year ended December 31, 2023. In the fiscal year ended December 31, 2022, net income as a percentage of revenue was 4.3%.

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Net profit	(729.1)	16,201.3	(16,930.4)	-104.5%
Gross profit as a percentage of net revenue	10.9%	15.9%	-	-5.0	p.p.
Net profit as a percentage of net revenue	-0,2%	4.3%	-	-4.5	p.p.

Annex I-19

Net Revenue

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Net revenue	363,816.5	374,851.6	(11,035.1)	-2.9%
Organic net revenue	373,362.6	374,851.6	(1,489.0)	-0.4%
Impact of acquisitions	-	-	-	-
Effect of exchange variation	(9,546.1)	-	(9,546.1)	n.a.

The Company’s net revenue decreased by R$11,035.1 million or -2.9% in the fiscal year ended December 31, 2023 compared to 2022. Net revenue was impacted by:

●	Organic Net Revenue-Organic net revenue was negatively impacted by the decrease in average prices of all segments in which the Company operates, with the exception of Beef North America, where it was the only segment that showed revenue growth.

●	Effect of Exchange Variation-Net revenue decreased by R$9,546.1 million as a result primarily of the appreciation of the real against the U.S. dollar resulting in losses in the consolidation of operations in the United States.

Cost of Goods Sold

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Cost of Goods Sold	324,167.5	315,373.5	8,794.0	2.8%
Gross Profit	39,649.0	59,478.1	(19,829.1)	-33.3%
Cost of goods sold as a percentage of net revenue	89.1%	84.1%	-	5.0p.p.

The cost of goods sold by the Company increased by R$8,794.0 million, or 2.8% in the fiscal year ended December 31, 2023 compared to 2022.

The cost of goods sold was primarily impacted by: (1) an increase in operating costs, as a result primarily of the increase in the prices of raw materials in some regions where the Company operates; and (2) an increase in operating costs related to the increase in the volume produced; and (3) the effect of exchange rate variation and its impacts on the consolidation of operations in the United States;

For discussion of operating costs by segment, see “Segment Income.”

General and Administrative Expenses and Other Expenses

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
General and administrative expenses	11,547.1	11,829.5	(282.5)	-2.4%
General and administrative expenses as a percentage of net income	3.2%	3.2%	-	0.0	p.p.

Annex I-20

The Company’s general and administrative expenses decreased by R$282.5 million, or 2.4% in the fiscal year ended December 31, 2023 compared to 2022. The reduction in line with the reduction of the net revenue.

Selling Expenses

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Selling expenses	22,941.2	24,184.5	(1.243.3)	-5.1%
Selling expenses as a percentage of sales revenue	6.3%	6.5%	-	-0.1	p.p.

The Company’s sales expenses decreased by R$1,243.3 million, or -5.1% in the fiscal year ended December 31, 2023 compared to 2022. Sales expenses were impacted by: (1) decrease in freight expenses; and (2) decrease in advertising and marketing expenses.

Net Financial Expenses

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Net financial expenses	(6,748.0)	(6,352.3)	(395.6)	6.2%
Result from exchange variation of assets and liabilities	294.6	2,206.6	(1,912.0)	-86.6%
Adjustment to fair value of derivatives	411.4	(1,797.4)	2,208.8	-122.9%
Liability interest	(8,647.1)	(6,930.5)	(1,716.6)	24.8%
Asset interest	1,627.5	1,387.7	239.8	17.3%
Taxes, contributions, fees and others	(434.3)	(1,218.8)	784.5	-64.4%

Net financial expenses increased by R$395.6 million, or 6.2% in the fiscal year ended December 31, 2023 compared to 2022, primarily due to:

●	Exchange Variation – revenue from exchange rate variation during the fiscal year ended December 31, 2023 was R$294.6 million compared to R$2,206.6 million in 2022, this variation was mainly due to the result of lower exposure to foreign currency in 2023 versus 2022. Since the first quarter of 2022, our loan structure has been revised and our intercompany loans have been converted into equity investments that, in substance, form part of the reporting entity’s net investment in an overseas operation, and for which foreign exchange gains and losses are recognized in other comprehensive investments;

●	Liability interest – a 24.8% increase in interest expenses, primarily due to an increase in interest on loans of 25.4%.

This increase was partially offset by:

●	Fair value adjustment of derivatives: risk management activities generated revenue from derivative operations of R$411.4 million during the fiscal year ended December 31, 2023, compared to an expense of R$1,797.4 million in 2022. These amounts result from derivative operations related to the practice of protecting exposure against the devaluation of the real adopted by the Company;

Annex I-21

●	Taxes, Contributions, fees and others – a 64.4% reduction in bank fees and other expenses, as there was no significant amount of redemption premium expenses in 2023 compared to redemption premium expenses recorded in 2022, incurred by redemptions of JBS USA’s 5.750% senior notes due in 2028, JBS USA’s 6.750% senior notes due in 2029 and JBS USA’s term loan due in 2026; and

●	Asset interest – an increase of 17.3% in interest income primarily due to the increase in interest under financial application of 48.8%.

Current and Deferred Income Tax and Social Contribution

	Fiscal year ended on December 31,		Variation	Variation
(R$ million, except %)	2023	2022	R$	%
Income before provision for income tax and social contribution	(1,398.1)	18,283.9	(19,681.9)	-107.6%
Nominal rate	-34%	-34%	-	-
Expected benefit (expense)	475.3	(6,216.5)	6,691.9	-107.6%
Current income tax and social contribution	(338.5)	(2,587.1)	2,248.6	-86.9%
Deferred income tax and social contribution	1,007.4	504.5	502.9	99.7%
Total tax expenses	668.9	(2,082.6)	2,751.5	-132.1%

The nominal income tax rate in Brazil is 34%, but the Company’s effective rate may vary from period to period based primarily on fluctuations in taxable income generated by each of its subsidiaries abroad, as well as differences in nominal tax rates and tax credits generated from the taxes paid in each of these subsidiaries abroad, which can be used to offset income tax and social contribution on income due in Brazil.

In addition, permanent differences generated during the period may also impact the Company’s effective rate. Such amounts generally refer to non-taxable interest on foreign subsidiaries, tax credits paid abroad, amortization of goodwill in Brazil and tax paid abroad on dividends received by non-integral subsidiaries.

In the fiscal years ended December 31, 2023 and 2022, the effective income tax rates were different from the nominal income tax rate in Brazil mainly due to the Company having recorded a net loss in 2023 compared to a net profit in 2022, but also due to the recognition of some permanent differences, such as (1) subsidies for investments that the Company and its subsidiaries have granted by state governments, as ICMS credits - Tax on the Circulation of Goods and Services, which are granted as a stimulus to the implementation or expansion of economic enterprises. In other jurisdictions, the Company receives energy grants and training. When the reduction in income tax expense reflects the deductibility of such incentives, all conditions related to government grants have been met. Subsidies are recognized under the heading “Sales deductions - Sales tax” in the income statements; (2) deferred tax not constituted as a result of the reduction of financial expenses and following the policy of analysis of future profitability, the indirect subsidiary Seara Alimentos recorded deferred taxes of tax losses not constituted in previous years, considering the expectation of future taxable profits that will be available to offset such losses. The Company expects that its effective rate will continue to fluctuate in the future due to the impacts of deductions from intercompany financing and other items.

Annex I-22

Cash flow statement

(R$ million, except %)	2023	2022	Variation R$	Variation %
Cash generated by operating activities	11,498.7	13,333.5	(1,834.9)	-13.8%
Cash invested in investment activities	(7,024.3)	(13,124.8)	6,100.6	-46.5%
Cash invested in financing activities	5,010.9	(8,759.1)	13,770.0	-157.2%
Exchange variation on cash and cash equivalents	(545.0)	(1,506.6)	961.6	-63.8%
Net change in cash and cash equivalents	8,940.2	(10,057.0)	18,997.2	-188.9%
Cash and initial cash equivalents	13,182.2	23,239.2	(10,057.0)	-43.3%
Cash and cash equivalents	22,122.4	13,182.2	8,940.2	67.8%

The cash flow generated/consumed in operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

The reduction of R$1.8 billion in cash generated by operating activities is primarily due to:

●	a decrease in net income adjusted for non-cash effects of R$17.6 billion in 2023, compared to R$34.3 billion in 2022.

This reduction was partially offset by:

●	a decrease in income taxes paid to R$355.5 million in 2023, compared to R$5.3 billion in 2022;

●	a decrease in inventories generating cash of R$2.3 billion in 2023, compared to a consumption of R$2.3 billion in 2022; and

●	a decrease in trade accounts receivable generating cash of R$24.3 million in 2023, compared to a cash consumption of R$5.3 billion in 2022.

Cash consumed in investment activities

Cash flow provided by (used in) investing activities is primarily related to: (1) acquisition of subsidiaries less net cash at the time of acquisition; (2) acquisition of assets, facilities and equipment; (3) acquisition of intangible assets; and (4) receipt of payment for the sale of assets, facilities and equipment.

For 2023, net cash used in investing activities totaled R$7,024.3 million, of which R$7,492.3 million was cash used in purchases of property, plant and equipment, partially offset by R$359.7 million in cash provided by sales of property, plant and equipment.

For 2022, net cash used in investing activities totaled R$13.1 billion, of which R$11.2 billion was cash used in purchases of property, plant and equipment and R$2.0 billion was cash used in payments of acquisitions.

Cash flow from financing activities

Cash flow from financing activities primarily includes proceeds from new loans and financing and cash-settled derivatives. The cash flow used in financing activities primarily includes payments of principal of loans and financing, payments related to cash-settled derivatives, payments for purchase of treasury shares and dividend payments.

Annex I-23

For 2023, net cash provided by financing activities totaled R$5.0 billion, of which R$44.7 billion was cash proceeds from loans and financings; which was partially offset by R$35.1 billion in cash used in payments of loans and financings and R$2.2 billion in cash used in payments of dividends.

For 2022, net cash used in financing activities totaled R$8.8 billion, of which R$38.4 billion was cash used in payments of loans and financings, R$3.6 billion was cash used in purchase of treasury shares and R$4.4 billion was cash used in payments of dividends; partially offset by R$40.9 billion in cash proceeds from loans and financings.

Income by segment

	Fiscal year ended on December 31,		Variation
(R$ million, except %)	2023	2022	R$	%
Net Revenue	55,531.8	58,948.9	(3,417.1)	(5.8)%
Brasil Segment	41,300.3	42,967.8	(1,667.5)	(3.9)%
Seara Segment	116,254.1	113,979.2	2,274.9	2.0%
JBS Beef North America Segment	30,974.3	32,630.1	(1,655.8)	(5.1)%
JBS Australia Segment	38,494.6	42,086.6	(3,592.1)	(8.5)%
JBS USA Pork Segment	86,609.2	90,064.8	(3,455.6)	(3.8)%
Pilgrim’s Pride Segment	4,473.9	4,340.8	133.1	3.1%
Others Segment	(9,821.6)	(10,166.6)	345.0	(3.4)%
Elimination	55,531.8	58,948.9	(3,417.1)	(5.8)%

Operacional Costs	53,201.2	56,541.9	(3,340.7)	(5.9)%
Brasil Segment	39,496.6	38,362.0	1,134.6	3.0%
Seara Segment	115,690.6	103,267.1	12,423.5	12.0%
JBS Beef North America Segment	28,733.0	30,348.2	(1,615.2)	(5.3)%
JBS Australia Segment	35,889.0	38,164.6	(2,275.6)	(6.0)%
JBS USA Pork Segment	78,969.3	79,373.9	(404.6)	(0.5)%
Pilgrim’s Pride Segment	4,499.5	4,380.9	118.6	2.7%
Others Segment	(9,808.8)	(10,155.4)	346.7	(3.4)%
Elimination	53,201.2	56,541.9	(3,340.7)	(5.9)%

Ebitda	2,330.7	2,407.0	(76.4)	(3.2)%
Brasil Segment	1,803.7	4,605.8	(2,802.1)	(60.8)%
Seara Segment	563.5	10,712.2	(10,148.6)	(94.7)%
JBS Beef North America Segment	2,241.3	2,281.9	(40.6)	(1.8)%
JBS Australia Segment	2,605.5	3,922.0	(1,316.5)	(33.6)%
JBS USA Pork Segment	7,639.9	10,690.9	(3,051.0)	(28.5)%
Pilgrim’s Pride Segment	(25.6)	(40.1)	14.5	(36.1)%
Others Segment	(12.9)	(11.2)	(1.7)	14.8%
Elimination	2,330.7	2,407.0	(76.4)	(3.2)%

The Company measures its profitability of the segments through adjusted EBITDA, which consists of pre-tax profit or loss, applying the same accounting policies as described in the December 31, 2023 financial statements, except for the following adjustments as described below: exclusion of financial income and expenses, exclusion of depreciation and amortization expenses; exclusion of participation in the profits of investees through equity equivalence, net of taxes; exclusion of expenses for donations and social programs; exclusion of J&F compensation (net of PIS/COFINS); exclusion of investments in the JBS Fund for the Amazon; exclusion of asset impairment; exclusion of investments in restructuring; and exclusion of some other operating income (expenses). The Company regularly reviews total operating costs on a segment-by-segment basis. For more details on how we calculate EBITDA and all of the adjustments described above, please visit the “2.5 non-accounting measurements” section of this document.

Annex I-24

JBS Brasil Segment

	Fiscal year ended on		Variation
(R$ million, except %)	2023	2022	R$		%
Net Revenue	116,254.1	113,979.2	2,274.9		2.0%
Organic Net Revenue	118,687.6	112,364.9	6,322.7		5.6%
Elimination effect	1,645.7	1,614.3	31.4		1.9%
Operational Costs	115,690.6	103,267.1	12,423.5		12.0%
Ebitda	563.5	10,712.2	(10,148.6)		(94.7)%
Operacional Margin (% of net revenue)	0.5%	9.4%	(8.9	)p.p.	(94.8)%

Net revenue: Changes in net revenue of the Brazil segment in the fiscal year ended December 31, 2023 compared to 2022 are due to the following factors:

●	Organic net revenue: organic net revenue were impacted by a 15.0% decrease in sales prices mainly as a result of lower prices in natura beef in both export and domestic markets, partially offset by an 14.8% increase in sales volumes, primarily due to the increase of 16.6% of in natura beef in 2023 when compared to 2022.

●	Effect of eliminations: intercompany sales decreased by R$396.9 million, or 6.2%, to R$5.966,9 million in the fiscal year ended December 31, 2023 from R$6.636,8 million in the corresponding period of 2022.

●	Operating Costs: Operating costs decreased by R$3.340,7 million, or 5.9% in the fiscal year ended December 31, 2023 compared to 2022, primarily impacted by the decrease in raw material costs. According to data published by CEPEA ESALQ, the price of live cattle during the year was R$254 /arroba, an increase of 20% compared to 2022.

●	EBITDA: As a result of the aforementioned, the EBITDA of the Brazil segment decreased by R$76.4 million, or 3.2%, to R$2,407.0 million in the fiscal year ended December 31, 2023 from R$2,330.7 million in the corresponding period of 2022.

Seara Segment

	Fiscal year ended on		Variation
(R$ million, except %)	2023	2022	R$		%
Net Revenue	41,300.3	42,967.8	(1,667.5)		(3.9)%
Organic Net Revenue	40,505.4	42,083.9	(1,578.5)		(3.8)%
Elimination effect	794.8	883.8	(89.0)		(10.1)%
Operational Costs	39,496.6	38,362.0	1,134.6		3.0%
Ebitda	1,803.7	4,605.8	(2,802.1)		(60.8)%
Operacional Margin (% of net revenue)	4.4%	10.7%	(6.4	)p.p.	0,0%

Net Revenue: Changes in net revenue of the Seara segment in the fiscal year ended December 31, 2023 compared to 2022 are primarily due to:

●	Organic net revenue: organic net revenue was primarily impacted by a 5.1% decrease in sales prices as a result of lower sales prices in exports, specifically for in natura chicken, which was partially offset by a 4.8% increase in sales volumes in both export and domestic markets.

●	Effect of eliminations: intercompany sales decreased by R$289.0 million, or 10.1%, to R$794.8 million in the fiscal year ended December 31, 2023 from R$883.8 million in 2022.

Annex I-25

●	Operating Costs: Operating costs increased by R$1,134.6 million, or 3.0% in the fiscal year ended December 31, 2023 compared to 2022, primarily impacted by a 16.7% increase in labor costs, due to increase in salaries.

●	EBITDA: As a result of the aforementioned, the EBITDA of the Seara segment decreased by R$2,802.1 million, or 60.8%, to R$1,803.7 million in the fiscal year ended December 31, 2023 from R$4,605.8 million in 2022.

JBS Beef North America Segment

	Fiscal year ended on		Variation
(R$ million, except %)	2023	2022	R$		%
Net Revenue	116,254.1	113,979.2	2,274.9		2.0%
Organic Net Revenue	118,687.6	112,364.9	6,322.7		5.6%
Elimination effect	1,645.7	1,614.3	31.4		1.9%
Acquisition effect	0.0	0.0	0.0		-
Exchange Variation effect(1)	(4,079.2)	0.0	(4,079.2)		-
Operational Costs	115,690.6	103,267.1	12,423.5		12.0%
Ebitda	563.5	10,712.2	(10,148.6)		(94.7)%
Operacional Margin (% of net revenue)	0.5%	9.4%	(8.9	)p.p.	(94.8)%

(1)	The impact of the effect of exchange rate variation is computed for the fiscal year ending on December 31, 2023 as the intention is to show the variation in organic revenue between the fiscal years ending on December 31, 2023 and 2022.

●	Net Revenue: Changes in net revenue of the JBS Beef North America segment in the fiscal year ended December 31, 2023 compared to December 31, 2022 are primarily due to the following factors:

●	Effect of exchange variation: Net revenue decreased by R$4,709.2 million as a result primarily of the appreciation of the real against the US dollar resulting in losses in the consolidation of operations in the United States;

●	Organic net revenue: The variation in organic net revenue were impacted by a: (1) 3.4% increase in average sales prices, which includes the impact of the Canadian dollar to U.S. dollar exchange rate; and (2) 2.1% increase in beef sales volumes in 2023 compared to 2022.

●	Effect of eliminations: intercompany sales increased by R$31.4 million, or 1.9%, to R$1,645.7 million in the fiscal year ended December 31, 2023 from R$1,614.3 million in the corresponding period of 2022.

●	Operating Costs: Operating costs of the JBS Beef North America segment increased by R$12,423.5 million, or 12.0%, from R$103,267.1 million in the year ended December 31, 2022 to R$115,690.6 million in 2023, and were impacted primarily because of higher cost of goods sold, which increased 22.0% in livestock costs as a result of decreasing cattle availability in the USA.

●	EBITDA: As a result of the aforementioned, the EBITDA of the JBS Beef North America segment decreased by R$10,148.6 million, or 94.7%, from R$10,712.2 million in the fiscal year ended December 31, 2022 to R$563.5 million in 2023.

Annex I-26

JBS Australia Segment

	Fiscal year ended on		Variation
(R$ million, except %)	2023	2022	R$		%
Net Revenue	30,974.3	32,630.1	(1,655.8)		(5.1)%
Organic Net Revenue	31,789.7	32,557.4	(767.6)		(2.4)%
Elimination effect	280.9	72.8	208.1		286.1%
Acquisition effect	0.0	0.0	0.0		-
Exchange Variation effect(1)	(1,096.3)	0.0	(1,096.3)		-
Operational Costs	28,733.0	30,348.2	(1,615.2)		(5.3)%
Ebitda	2,241.3	2,281.9	(40.6)		(1.8)%
Operacional Margin (% of net revenue)	7.2%	7.0%	0.2	p.p.	-

(1)	The impact of the effect of exchange rate variation is computed for the fiscal year ending on December 31, 2023 as the intention is to show the variation in organic revenue between the fiscal years ending on December 31, 2023 and 2022.

Net Revenue: Changes in net revenue of the JBS Australia segment in the fiscal year ended December 31, 2023 compared to 2022, result from:

●	Effect of exchange variation: Net revenue decreased by R$1,096.3 million as a result primarily of the appreciation of the real against the US dollar resulting in losses in the consolidation of operations in the United States;

●	Effect of eliminations: intercompany sales increased by R$208.1 million, or 286.1%, to R$280.9 million in the fiscal year ended December 31, 2023 from R$72.8 million in the corresponding period of 2022;

●	Organic net revenue: Organic net revenue were impacted by an 11.2% decrease in average sales prices partially offset by a 10.6% increase in sales volumes. The impact of the Australian dollar to U.S. dollar exchange rate is included in the decrease in average sales prices;

●	Operating Costs: Operating costs decreased by R$1,615.2 million, or 5.3%, to R$28,733.0 million in the fiscal year ended December 31, 2023 from R$30,348.2 million in 2022, and were primarily impacted due to a 12.7% decrease in livestock costs. The decrease in input costs also includes the impact of changes in the Australian dollar to U.S. dollar exchange rate.

●	EBITDA: As a result of the aforementioned, the EBITDA of the JBS Australia segment decreased by R$40.6 million, or 1.8%, to R$2,241.3 million in the fiscal year ended December 31, 2023 from R$2,281.9 million in 2022.

JBS USA Pork Segment

	Fiscal year ended on		Variation
(R$ million, except %)	2023	2022	R$		%
Net Revenue	38,494.6	42,086.6	(3,592.1)		(8.5)%
Organic Net Revenue	39,031.8	41,570.2	(2,538.4)		(6.1)%
Elimination effect	833.4	516.4	316.9		61.4%
Acquisition effect	0.0	0.0	0.0		-
Exchange Variation effect (1)	(1,370.6)	0.0	(1,370.6)		-
Operational Costs	35,889.0	38,164.6	(2,275.6)		(6.0)%
Ebitda	2,605.5	3,922.0	(1,316.5)		(33.6)%
Operacional Margin (% of net revenue)	6.8%	9.3%	(2.6	)p.p.	-

(1)	The impact of the effect of exchange rate variation is computed for the fiscal year ending on December 31, 2023 as the intention is to show the variation in organic revenue between the fiscal years ending on December 31, 2023 and 2022.

Annex I-27

Net Revenue. Changes in net revenue of the JBS USA Pork segment in the fiscal year ended December 31, 2023 compared to 2022, result from:

●	Effect of exchange variation: Net revenue decreased by R$1,370.6 million as a result primarily of the appreciation of the real against the US dollar resulting in losses in the consolidation of operations in the United States;

●	Effect of eliminations: intercompany sales decreased by R$316.9 million, or 61.4%, from R$516.4 million in the fiscal year ended December 31, 2023 to R$833.4 million in the corresponding period of 2023;

●	Organic net revenue: In 2023, organic net revenue decreased by R$2,538.4 million or 6.1% compared to 2022, as a result of a 10.3% decrease in average sales prices, partially offset by a 5.5% increase in sales volumes in 2023 as compared to 2022;

●	Operating Costs. Operating costs decreased by R$2,275.6 million, or 6.0%, from R$38,164.6 million in the fiscal year ended December 31, 2022 to R$35,8890.0 million in 2023, and were primarily impacted by a 9.7% reduction in livestock costs, partially offset by an increase in volumes;

●	EBITDA: As a result of the aforementioned, the EBITDA of the JBS USA Pork segment decreased by R$1,316.5 million, or 33.6%, to R$2,605.5 million in the fiscal year ended December 31, 2023 from R$3,922.0 million in 2022.

Pilgrim’s Pride Segment

	Exercício social findo em 31 de dezembro de		Variação
(R$ milhões, exceto %)	2023	2022	R$		%
Net Revenue	86,609.2	90,064.8	(3,455.6)		(3.8)%
Organic Net Revenue	89,402.6	89,847.3	(444.7)		(0.5)%
Elimination effect	206.7	217.6	(10.9)		(5.0)%
Acquisition effect	0.0	0.0	0.0		-
Exchange Variation effect(1)	(3,000.0)	0.0	(3,000.0)		-
Operational Costs	78,969.3	79,373.9	(404.6)		(0.5)%
Ebitda	7,639.9	10,690.9	(3,051.0)		(28.5)%
Operacional Margin (% of net revenue)	8.8%	11.9%	(3.0	)p.p.	-

(1)	The impact of the effect of exchange rate variation is computed for the fiscal year ending on December 31, 2023 as the intention is to show the variation in organic revenue between the fiscal years ending on December 31, 2023 and 2022.

Net Revenue: Changes in Pilgrim’s Pride segment net revenue for the fiscal year ended December 31, 2023 compared to 2022 primarily result from the following factors:

●	Effect of exchange variation: Net revenue decreased by R$3,000.0 million as a result primarily of the appreciation of the Real against the US dollar resulting in losses in the consolidation of operations in the United States;

●	Organic net revenue: Organic net revenue were impacted by a 3.6% decrease in average sales prices, which includes the impact of the Euro, British pound and Mexican peso to U.S. dollar exchange rates. The decrease in average sales prices was partially offset by an increase in sales volumes in 2023 as compared to 2022.

●	Operating Costs: Operating costs decreased by R$404.6 million, or 0.5%, to R$78,969.3 million in the fiscal year ended December 31, 2023 from R$79,373.9 million in 2022, being impacted primarily due to primarily due to a 0.6% increase in live operation input costs (input costs are chicken growing costs, i.e., feed, labor, contract grower fees, etc.).

●	EBITDA: For the reasons mentioned above, the EBITDA of the Pilgrim’s Pride segment decreased by R$3,051.0 million, or 28.5%, to R$7,639.9 million in the fiscal year ended December 31, 2023 from R$10,690.9 million in 2022.

Annex I-28

2.2. Comments from Directors on:

a)	Income from the issuer’s operations:

(i)	Description of any important components of the Revenue

Net Revenue.

●	Revenue from the sale of beef in Brazil (Brazil Segment). Revenue from the sale of beef in the domestic market and export of the following products produced in Brazil: (i) cuts of chilled and frozen beef, including traditional cuts, noble cuts and offals; (ii) value- added products and beef brand, including cooked and pre-cooked frozen beef, cooked canned beef, diced beef and ready-to-eat products, such as hamburgers and sausages. In addition, beef operations in Brazil sell hides and other animal by-products (including collagen, biodiesel, hygiene and cleaning products, metal packaging and wraps) and have a carrier, waste management company and a trading of products used as raw material and the Meat Market stores. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarkets and other major food chains.

●	Revenue from the sale of Seara products (Seara Segment). Revenue from domestic sales and exports of the following products produced in Brazil: (i) chilled and frozen chicken meat, including whole chicken and cuts; (ii) chilled and frozen pork, including carcass, bone-in cuts, boneless cuts, stomach and offals; and (iii) value-added products and brand of chicken and pork, including nuggets, chicken strips, ham, bacon, sausages, cold cuts and ready dishes; and (iv) prepared products (including ready dishes, frozen pizza, lasagna, margarine and plant-based products. In addition, Seara segment revenues consist of a variety of prepared products produced by the Company and third parties, sold in the retail market). Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarkets and other major food chains.

●	Revenue from beef in North America and plant-based businesses in Europe. (JBS Beef North America Segment). Revenue from the sale of beef in the domestic market and export of the following products produced in the United States and Canada: (i) cuts of chilled and frozen beef, including traditional cuts, noble cuts, and offals; (ii) value- added products and brand of beef, including cooked and pre-cooked frozen beef, cooked canned beef, diced beef, and ready-to-eat products such as hamburgers and sausages. This segment also sells by-products such as assorted meats, feed processing, fertilizers, the automotive and pet food industry, and also produces value-added meat products including pizza filling. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables into the U.S. and Vivera produces and sells plant-based protein products in Europe.

●	Revenue from the sale of fresh, frozen beef, pork, Lamb and fish and value-added products in Australia and New Zealand (JBS Australia Segment). Most of our beef revenues from operations in Australia are generated from the sale of products in the domestic and export markets, being: fresh cattle (including fresh and frozen chuck cuts, rib cuts, loin cuts, lean meats, ground beef, offals and other products). Brand-name and value-added beef products are also sold (including cooked and precooked frozen beef, canned cooked meat, beef cubes, and ready-to-eat products such as burgers and sausages). Also included are processing facilities for lambs,, pigs and fish in Australia and New Zealand, including the acquisitions of Rivalea and Huon. JBS Australia also generates revenue through its prepared food business, through Primo, and also through its livestock confinement business.

Annex I-29

●	Revenue from the sale of pork in the United States (JBS USA Pork Segment). Revenue from the sale of pork in the domestic market and export of products produced in the United States. Revenues are generated predominantly from the sale of products to fresh pork retailers, including cuts such as loins, chops, palette, shoulders and ribs. Other pork products, including hams, bellies and garnishes, are sold predominantly to other processors who in turn manufacture bacon, sausage and cold cuts and sausages. In addition, revenues are generated from the sale of ready-made products. Pork production operations are conducted, including four pig farms and five feed mills, from which JBS USA sources pigs for its pork processing operations.

●	Revenue from the sale of chicken meat in the United States and pork, chicken and prepared foods in Europe (Pilgrim’s Pride Segment). Revenue from domestic sales and exports of the following products: (i) chilled and frozen chicken meat, including whole chicken and cuts produced in the United States, Mexico, Puerto Rico and the United Kingdom; (ii) chilled and frozen pork in the United Kingdom; (iii) value-added products and branded chicken, including controlled portions of chilled and frozen chicken breast fillets, chicken fillets and strips, nuggets, chicken strips, and cuts of bone-in chicken, produced in the United States, Mexico, United Kingdom, France and the Netherlands; (iv) value-added products and branded swine, including bacon, sausages, ham, cooked meat and canned meat in the United Kingdom; and (v) prepared products (including ready meals, frozen pizza, lasagna) produced in the United States, Mexico, United Kingdom, France and the Netherlands.

●	Other (Other Segments). (i) Revenue from domestic sales and exports of our global leather products produced in Argentina, Portugal, Uruguay, Italy, Mexico and Vietnam; (ii) revenue from sales of value-added and branded deli products produced in Italy; and (iii) revenue from sales of our protein products by trading companies in the United Kingdom and Belgium.

(ii)	factors that materially affected operating revenue

Main factors affecting the Company’s operating revenue

The Company’s management monitors various metrics and indicators that affect operations in its business, including the following:

●	production volume;

●	utilization of plant capacity;

●	sales volume;

●	selling prices for beef, pork and chicken;

Annex I-30

●	customer demands and preferences;

●	future prices of commodities for livestock and raw materials;

●	the difference between livestock prices and the selling prices of finished products;

●	prices and service trends;

●	availability of livestock and food ingredients;

●	production yield;

●	seasonality;

●	availability of labor;

●	the economic performance of the countries where the Company sells its products;

●	competition and consolidation of the industry;

●	taxation;

●	value of the brands owned by the Company;

●	exchange rate fluctuations; and

●	trade barriers, exchange controls, political risks and other risks associated with exports and operations.

Other factors that may impact the results of the Company’s operations include outbreaks of animal diseases, product contamination or recall, the Company’s ability to implement its business plan (including ability to provide financing when necessary and on reasonable terms), and the implementation of the Company’s financing strategy and expense plan.

Impacts of the conflict between Russia and Ukraine:

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions will not be limited to companies operating in Russia and Ukraine and could negatively impact other global economic markets, including where we operate. Impacts have included and may continue to include but are not limited to higher commodity prices such as food, ingredients and energy products, rising inflation in some countries and disruption of trade and supply chains. The conflict disrupted shipments of grain, vegetable oils, fertilizers and energy products.

The impact on agricultural markets falls into two main categories: (i) the effect on Ukrainian agricultural production, since the region is fundamental in global grain production; and (ii) the duration of the interruption in trade flows. Security and financing concerns in the region are restricting the execution of exports, which in turn is forcing demand for grain and oil to find alternative supplies. The duration of the war and related volatility make global markets extremely sensitive to the growing season’s climate in other global grain-producing regions and have led to a large risk premium in future prices. Continued volatility in global markets as a result of the war has negatively affected our costs, driving up prices, increasing inflation and increasing pressure on the supply of feed ingredients and energy products in global markets. In the second quarter of 2023, Ukraine grain export volumes continued to recover, but still remain below pre-war volumes. Their supply constraints did not have a material impact on our costs during the second quarter. However, if the Black Sea Grain Initiative remains suspended, supply constraints may worsen materially.

Annex I-31

In addition, the U.S. government and other governments in the jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and their interests and threatened additional sanctions and controls. Our business may be impacted by rising energy prices and the availability of energy during the winter months. The impact of these measures, now and in the future, may adversely affect our business, supply chain or customers.

Also, as highlighted in note 29 of financial instruments of the financial statement of December 31, 2022, the Company and its subsidiaries generate various exposures to market, credit and liquidity risk. Such exposures are controlled in an integrated manner by the Risk Management Board, following guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Control Board is responsible for mapping the risk factors that may lead to harmful financial results in the various areas of the Company and also for proposing strategies to mitigate these exposures. Its proposals are submitted to the Risk Management Committee for evaluation for subsequent submission to the Board of Directors, which oversees the implementation of the new solutions, observing limitations of scope and the guidelines of the Financial and Commodity Risk Management Policy.

Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this annual report, no significant impacts have been measured.

Finally, considering all subsequent events that occurred up to the date of disclosure of the financial statements, no significant effects were identified that could affect the recoverability of the assets, or change the measurement of expected losses of these statements.

Acquisitions

The Company’s consolidated income for the fiscal year ended December 31, 2022 have limited comparability with the consolidated income for the fiscal year ended December 31, 2021, primarily as a result of the acquisitions of (i) Vivera on June 17, 2021, (ii) Pilgrim’s Food Masters on September 27, 2021, (iii) acquisition of Huon on November 17, 2021, (iv) acquisition of Sunnyvalley on December 1, 2021, (v) acquisition of Rivalea on January 4, 2022 and (vi) acquisition of TriOak on December 2, 2022.

In the analysis of operating income made by the Company for the comparison between the periods ended December 31, 2022 and December 31, 2021, net revenue from acquisitions is deducted from organic net revenue. The amount of net revenue from significant acquisitions that we exclude from organic revenue will depend on the measurement period and the date of completion of the acquisition. For example, in our comparison of the period ended December 31, 2022 versus the period ended December 31, 2021, (i) the acquisition of Vivera that was completed on June 17, 2021, the impact of this acquisition was excluded from organic revenue for the period from January 1, 2022 to November 17, 2022; (ii) The acquisition of Pilgrim’s Food Masters that was completed on September 27, 2021, the impact of this acquisition was excluded from organic revenue for the period from January 1, 2022 to September 27, 2022, (iii) the acquisition of Huon was completed on November 17, 2021, the impact of this acquisition was excluded from organic revenue for the period from January 1, 2022 to November 17, 2022, (iv) the acquisition of Sunnyvalley was completed on December 1, 2021, the impact of this acquisition was excluded from organic revenue for the period from January 1, 2022 to December 1, 2022 of 2022, and (v) the acquisition of Rivalea was completed on January 4, 2022, the impact of this acquisition was excluded from organic revenue for the period from January 4, 2022 to December 31, 2022 and (vi) the acquisition of TriOak was completed on December 2, 2022, the impact of this acquisition was excluded from organic revenue for the period from December 2, 2022 to December 31, 2022.

Annex I-32

Exchange Rate Variation

As a global company with approximately 87% of revenue generated outside Brazil in the fiscal year ended December 31, 2023, the Company’s operating results and financial condition were and will continue to be affected by the depreciation or appreciation rate of the Brazilian Real in relation to foreign currencies. Any depreciation or appreciation of the Brazilian real in relation to foreign currencies may affect the Company’s revenues, causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a substantial portion of the Company’s loans and financing are stipulated in foreign currencies. For this reason, any depreciation of the Brazilian Real against foreign currencies may significantly increase the Company’s financial expenses and its current and non-current loans and financing stipulated in Brazilian reais. On the other hand, any appreciation of the Real in relation to foreign currencies can significantly decrease current and non-current financial expenses, loans and financing determined in reais.

The effect of currency conversion affects the consolidated revenues and expenses generated by the Company’s subsidiaries that have functional currencies other than the real, primarily JBS USA. The revenue adjustment is such that organic net revenue is presented on a constant currency basis, which isolates the effect of currency changes during the period. The effect of currency conversion is calculated by multiplying the income or expense line determined in the functional currency in the current period by the difference in the average exchange rates used to convert the income or expense line in the periods presented.

The average exchange rate of the real/dollar was R$4.99 per US$1.00 in the fiscal year ended December 31, 2023, representing an appreciation of the real of 3.3% in relation to the corresponding period in 2022. The average exchange rate of the real/dollar was R$5.16 per US$1.00 in the fiscal year ended December 31, 2022, representing an appreciation of the real of 4.5% in relation to the corresponding period in 2021.

The final real/dollar exchange rate on December 31, 2023 was R$4.84 per US$1.00, representing an appreciation of the real of 7.2% against the exchange rate on December 31, 2022.

(b) material changes in revenues attributable to the introduction of new products and services, changes in volumes and price changes, exchange rates and inflation.

In the fiscal year ended December 31, 2023, the Company’s consolidated net operating revenue reduced 2.9% compared to the same period of the previous year, totaling R$363,816.5 million.

Comments on changes in revenues attributable to price changes, exchange rates, inflation, volume changes and introduction of new products and services are made above in section 2.1 (h) - significant changes in each item of the financial statements.

Annex I-33

Sensitivity analysis

In order to provide information on how the risks of exchange rates of the real against the US dollar to which the Company is exposed on December 31, 2023 would behave, the following are possible changes, of 25% and 50%, in the relevant risk variables, in relation to the closing quotations used in the measurement of its financial assets and liabilities, on the base date of these interim financial statements. For the calculation of the effect on the result in a probable scenario, the Company considers it appropriate to use the Value at Risk (VaR) methodology, for a 99% confidence interval and a one-day horizon. The results of this analysis are presented below in R$ thousand.

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	4.8413	4.7621	(104,587)	(224,464)	3.6310	(1,599,083)	(3,431,946)	2.4207	(3,198,178)	(6,863,920)
Financial	Depreciation	4.8413	4.7621	32,325	(17,701)	3.6310	494,236	(270,637)	2.4207	988,475	(541,276)
Derivatives	Depreciation	4.8413	4.7621	47,167	154,803	3.6310	721,160	2,366,868	2.4207	1,442,327	4,733,755
				(25,095)	(87,362)		(383,687)	(1,335,715)		(767,376)	(2,671,441)

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	4.8413	4.9205	(1,169,605)	6.0516	(17,882,865)	7.2620	(35,765,583)

In the explanatory note to the 2023 Annual Financial Statements number 27 - Financial instruments and risk management - of the Interim Financial Statements for the fiscal years ended December 31, 2023 and 2022, the Company presents the sensitivity analysis of its foreign exchange risks associated with its exposures to other foreign currencies and also sensitivity analysis of its exposures to the main commodities.

c) material impacts of inflation, price variation of the main inputs and products, exchange and interest rates on the issuer’s operating result and financial result:

Operating Income

The Company’s operating performance may be affected by the cost of acquiring live animals and grains for feeding chickens and pigs, which in turn are impacted by supply and demand, and consequently by inflation, in force in the markets where the company operates. Raw material cost represented approximately 75.9% and 73.9% of the cost of production in 2023 and 2022, respectively.

Gross sales revenue is affected by inflation since, in general, the Company passes on part or all of the increases in costs to its customers in the markets in which it operates through price increases. The Company cannot predict, however, whether it will be able to pass on the increase in costs to its customers in the future. Sales in the domestic markets where the Company operates directly represented 75.6% and 74.5% of gross sales revenue in 2023 and 2022, respectively.

Gross sales revenue can also be affected by the exchange rate since a significant portion of the Company’s sales are destined to the foreign market. Exports represented 24.4% and 25.5% of gross sales operating revenue in 2023 and 2022, respectively.

Annex I-34

Financial Result

Foreign exchange variations affected and may continue to affect the financial result and indebtedness in the future, given that the Company has a portion of the indebtedness denominated in foreign currency. On December 31, 2023 and 2023, the indebtedness denominated in foreign currency was R$1,503.2 million on December 31, 2023 and R$7,146.0 million on December 31, 2022 and represented 0.7% and 3.4% of the sum of liabilities and shareholders’ equity, respectively.

The Company’s market risk exposures are constantly monitored, especially risk factors related to exchange rate variations, interest rates and commodity prices that potentially affect the value of financial assets and liabilities, future cash flows and net investments in operations abroad. In these cases, the Company and its subsidiaries employ financial protection instruments, including derivatives, provided that they are approved by the Risk Management Committee.

In 2023, the Company obtained financial expenses with derivatives of R$411.4 million and financial revenues with exchange rate variations of R$294.6 million. In 2022, the Company obtained financial revenues with derivatives of R$1,797.4 million and financial expenses with exchange rate variations of R$2,206.6 million.

As of December 31, 2023, a portion of the Company’s total indebtedness was subject to fluctuations in interest rates, specifically the London Interbank Offered Rate, or LIBOR, and the Brazil interbank deposit rate (Certificate of Interbank Deposit), or CDI, as published by CETIP and the Long-Term Interest Rate, or TJLP.

Inflation Rates

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing steep inflation. None of the locations where we operate are experiencing hyperinflation. All segments had inflation in operating costs, especially in labor, freight and transportation of some materials. We also experienced high average selling prices impacted by the current inflationary environment. We responded to inflationary challenges in 2023 by continuing negotiations with clients to recoup the extraordinary costs we face. We also continue to focus on operational initiatives that aim to deliver labor efficiency, improved agricultural performance, and improved yields.

Variation of main inputs and products

Our main raw materials are cattle and feed ingredients for our chicken and pork operations. Raw materials accounted for most of the total cost of goods sold during the year ended December 31, 2022. Changes in the price of cattle, pigs and feed ingredients have a direct impact on operating costs and are based on factors beyond the control of our management, such as climate, supply volume, transportation costs, agricultural policies and others. We seek to protect the price paid for cattle purchased through financial instruments in order to try to protect ourselves from price variations between the date of purchase and the date of delivery. Our risk management department is responsible for mapping JBS Group commodity price exposures and proposing strategies to our risk management committee in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain the future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, primarily futures contracts, to mitigate the impact of price fluctuations on inventories and sales contracts. We use the historical average amount spent on raw materials as an indication of the operating value to be protected by firm purchase agreements. The price of cattle, pigs and feed ingredients in domestic markets has fluctuated significantly in the past, and we believe it will continue to fluctuate in the coming years. Any increase in the price of cattle, pigs and feed ingredients and, consequently, in production costs may adversely affect our gross margins and our operating results if we are not able to pass on these price increases to our customers. On the other hand, any reduction in the price of cattle, pigs and feed ingredients and, consequently, our production costs, can positively impact our gross margins and our operating results.

Annex I-35

Exchange

As a global company, our results of operations and financial condition have been and will continue to be exposed to fluctuations in foreign currency exchange rates.

Any depreciation or appreciation of the foreign currency exchange rate may impact our revenues, costs and expenses causing monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financing are denominated in foreign currencies. For this reason, any movement in the exchange rate may significantly increase or decrease our financial expenses and our current and non-current loans and financing. In addition, a portion of our assets, liabilities and revenues, costs and expenses are converted to the United States. Dollars for reporting purposes.

Our risk management department contracts derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, interest payments cash flows, export estimation, raw material acquisition and other transactions, whenever they are quoted in currencies other than ours or the functional currency of our subsidiaries. The main exposures to exchange rate risk are in the US. Dollars, Euros, Pounds Sterling, Mexican Pesos and Australian Dollars.

Interest Rate

The Company has assets and primarily liabilities exposed to this risk, in operations linked to indexes such as CDI (Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (Broad National Consumer Price Index) and SOFR (Secured Overnight Financing Rate), among others. The Financial and Commodity Risk Management Policy does not provide mandatory guidelines regarding the proportion of exposures to pre-fixed or post-fixed rates, however, the Risk Control Board constantly monitors market conditions and may propose to the Risk Management Committee strategies involving indexers in order to reduce the Company’s global exposure. The Risk Management Committee manages and monitors the Company’s transition to transition rates. The Commission assesses the extent to which the contracts refer to LIBOR’s cash flows, and whether these contracts will need to be amended as a result of the reform of LIBOR and how to manage the communication on the reform with counterparties. Accordingly, the Commission makes available periodic reports to the Administration of the interest rate risk and the risks arising from the reform of LIBOR.

2.3. Directors’ comments on changes in accounting practices/modified opinions and emphases in the auditor’s report

a) Changes in accounting practices that have resulted in significant effects on the information set out in paragraphs 2.1 and 2.2

There were no significant changes between the accounting practices adopted in the Company’s financial statements in the years ended December 31, 2023 and 2022.

b) Modified opinions and emphases in the auditor’s report

There were no reservations or emphases in the Company’s independent auditor’s report with respect to the Financial Statements for the fiscal year ended December 31, 2023 and 2022.

Annex I-36

2.4. Material effects on the financial statements

a) introduction or disposal of operating segment

As of 2022, the Company changed its management structure, and segment information began to be prepared considering JBS Australia as an individual segment. Prior to 2022, JBS Australia was embedded within the JBS Beef North America operating segment.

b) constitution, acquisition or disposal of equity interest

It is part of the Company’s business strategy, the acquisition of companies, but the company maintains its current focus on gaining efficiency, both operational and financial, of its operations. Since its foundation, the Company has already made different acquisitions that added revenues from these companies.

Relevant operational events:

The Company uses the acquisition cost accounting allocation method to record business combinations that are not under common control. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the fair values of the assets transferred, liabilities incurred on the acquisition date to the former controlling shareholders of the acquiree, and interests issued in exchange for control of the acquiree. Generally, all assets acquired and liabilities incurred and contingent liabilities assumed are initially measured at fair value as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree in an acquisition on an acquisition basis, or at fair value or proportionate share of the non-controlling interest in the amounts recorded in the net assets. Acquisition-related costs are recognized in profit or loss when incurred.

The excess (i) of the consideration transferred; (ii) of the amount of any non-controlling interests in the acquiree (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net assets acquired is recorded as goodwill. When the sum of the three items above is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the period as “Bargaining gain”.

On June 8, 2021, JBS entered into an agreement to acquire 100% of Rivalea Holdings Pty Ltd and 100% of Oxdale Dairy Enterprise Pty Ltd (collectively, “Rivalea”), a leader in pig breeding and processing in Australia, for an enterprise value of AU$175 million. The acquisition was completed on January 4, 2022.

On November 17, 2021, JBS Global Luxembourg S.à r.l., a subsidiary of JBS, entered into an agreement to acquire control of the Spanish company BioTech Foods, S.L., marking the Company’s entry into the cultured protein market. The acquisition was completed on May 9, 2022.

On December 13, 2021, Rigamonti, a subsidiary of JBS, signed an agreement to acquire 100% of the King’s Group, an Italian specialty producer, with an investment of €82 million. The acquisition was completed on February 7, 2022.

On December 2, 2022, JBS USA, the Company’s indirect controlled subsidiary, entered into an agreement for the acquisition of TriOak Foods, which operates in multiple states of the United States, in the processing of pork and marketing of grains.

Annex I-37

The assets acquired and liabilities assumed in these business combinations were initially measured at their fair values, as set forth below:

	Consolidated
	USD		EUR		GBP		MXN		AUD
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	7,604,779	3,848,527	329,956	209,670	97,319	63,667	1,314,427	639,627	203	37
Trade accounts receivable	2,806,266	6,124,137	715,733	712,099	240,823	267,677	649,281	657,623	1,167	449
Sales orders	4,437,512	3,116,512	356,147	218,958	1,053,024	69,810	-	-	-	-
Trade accounts payable	(846,168)	(805,002)	(362,919)	(481,445)	(76,715)	(98,088)	(1,294,723)	(273,126)	(1,549)	(616)
Provisions	-	-	-	-	-	-	-	-	-	-
Purchase orders	(274,549)	(321,825)	(87,203)	(63,557)	-	-	-	-	-	-
Operating subtotal	13,727,840	11,962,349	951,714	595,725	1,314,451	303,066	668,985	1,024,124	(179)	(130)
FINANCIAL
Margin cash	-	1,402	-	-	-	-	-	-	-	-
Advances to customers	(539,165)	(188,904)	(61,100)	(4,468)	(2,474)	-	-	-	-	-
Loans and financing	(1,485,299)	(7,108,978)	(15,579)	(26,017)	-	-	-	-	-	-
Financial subtotal	(2,024,464)	(7,296,480)	(76,679)	(30,485)	(2,474)	-	-	-	-	-
Operating financial subtotal	11,703,376	4,665,869	875,035	565,240	1,311,977	303,066	668,985	1,024,124	(179)	(130)

Related party transactions, net				1,510,817
Total exposure	11,703,376	4,665,869	875,035	2,076,057	1,311,977	303,066	668,985	1,024,124	(179)	(130)
DERIVATIVES
Future contracts	(1,214,139)	2,557	(663,598)	(539,980)	(213,703)	-	-	-	-	-
Deliverable Forwards (DF’s)	(1,926,954)	(2,417,731)	325,834	438,355	(69,565)	(27,174)	-	(1,520,318)	13,778	4,920
Non Deliverable Forwards (NDF’s)	(6,326,417)	15,804	24,550	(61,746)	(470,206)	(103,107)	-	-	-	-
Swap	-	78,793	-	-	-	-	-	-	-	-
Total derivatives	(9,467,510)	(2,320,577)	(313,214)	(163,371)	(753,474)	(130,281)	-	(1,520,318)	13,778	4,920
NET EXPOSURE IN R$	2,235,866	2,345,292	561,821	1,912,686	558,503	172,785	668,985	(496,194)	13,599	4,790
Net debt in foreign subsidiaries	(71,531,166)	(66,873,170)	-	-	-	-	-	-	-	-

c) unusual events or transactions

On December 22, 2022, the Company disclosed a Material Fact notifying the execution of an agreement to terminate CAM Arbitral Procedure No. 186/2021, in which J&F Investimentos S.A. undertook to pay the Company the amount of R$543,164,722.88 (five hundred and forty-three million, one hundred and sixty-four thousand, seven hundred and twenty-two reais and eighty- eight cents).

An Independent Ad Hoc Committee was formed, composed of five independent members of the Board of Directors, who analyzed the facts related to the arbitration and negotiated the agreement over 6 months, and in the end recommended its unanimous approval.

The transaction involved mutual settlement of indemnities arising from the facts narrated in the Collaboration Agreements entered into by the Company’s controllers and former administrators with the Federal Public Prosecutor’s Office, and ended all claims formulated in the proceeding, including claims related to the merger of Bertin S.A. by the Company, the Blessed Holdings theme, as well as the counterclaims formulated against the Company in a much higher amount, and was approved by the competent Arbitral Tribunal.

It should be noted that the Independent Ad Hoc Committee was duly advised by external lawyers hired independently in all phases of its activities, including in the analysis and negotiation of the agreement. The agreement was approved, also unanimously, by the Board of Directors on December 16, 2022.

Annex I-38

2.5. Non-accounting measurements

a) Specify the value of the non-accounting measurements

In 2023, the Company used Adjusted EBITDA as a non-accounting measurement, as well as in 2022.

In the year ended December 31, 2023, the Company’s Adjusted EBITDA was calculated in the amount of R$17,146.1 million, while in the fiscal years ended December 31, 2022 it was R$34,568.4 million.

Even so, the Company informs that it uses economic and financial indicators in its analysis of results and disclosures to the market, however such indicators are not detailed in this section of the reference form, as Management does not understand that these indicators are non-accounting measurements.

b) make reconciliations between the amounts disclosed and the amounts of the audited financial statements

ADJUSTED EBITDA

In R$ Million	2023	2022
Net income for the year (including minority interest)	(729.1)	16,201.3
Net financial result	6,748.0	6,352.3
Income tax and social contribution – current and deferred	(668.9)	2,082.6
Depreciation and amortization	10,725.4	9,853.8
Equity method result	(47.6)	(60.5)
Antitrust Agreements	510.2	516.4
Donations and social programs	90.4	117.4
Assets Impairment	135.2	0.0
JBS Fund for the Amazon	0.0	5.5
J&F Indemnity – net of PIS/COFINS	0.0	(492.9)
Reestructuring	261.0	0.0
Other operating income / expenses	121.5	(7.4)
(=) Adjusted EBITDA	17.146,1	34,568.4

Adjusted EBITDA, which can be defined as profits before net financial income (expenses), income tax and social contribution, depreciation and amortization, equity method result and other non-recurring results, is used as a performance measure of the Company’s Management.

The Company uses as a non-accounting measure the Adjusted EBITDA (according to Articles 4 and 5 of CVM Instruction No. nº 156 of June 23, 2022) adjusting the equity method result, and other non-recurring results.

The equity method result is allocated under the specific heading of the income statement.

Of the other non-recurring results, the adjusted balances are allocated in the income statement for the year ended December 31, 2022 under the following headings: “Other revenues” arising from extemporaneous tax debts and credits and J&F Indemnity - net of PIS/COFINS, on the other hand, the “other expenses” related to consulting expenses with corporate restructurings. The other non-recurring results are allocated under the heading of “general and administrative expenses”, “cost of products sold” and “sales expenses”.

Annex I-39

c) explain why it believes that such a measurement is more appropriate for a correct understanding of its financial condition and the results of its operations

Adjusted EBITDA is not a measure of financial performance under Accounting Practices Adopted in Brazil and IFRS, nor should it be considered in isolation, or as an alternative to net income, as a measure of operating performance, or an alternative to operating cash flows, or as a measure of liquidity.

Adjusted EBITDA has no standardized meaning and the Company’s definition of Adjusted EBITDA may not be comparable to that used by other companies. The Company believes that Adjusted EBITDA acts as a significant tool to periodically compare its operating performance, as well as to support certain administrative decisions. However, it should be noted that, since Adjusted EBITDA does not consider certain costs intrinsic to the Company’s business, which could, in turn, significantly affect its profits, such as financial expenses, taxes, depreciation, capital expenditures and other corresponding charges, Adjusted EBITDA presents limitations that affect its use as an indicator of the Company’s profitability.

In an overview, Adjusted EBITDA is additional information to our financial statements and should not be used to replace audited results, and may not be comparable with the same indicators disclosed by other companies.

2.6. Subsequent events to the financial statements

There were no subsequent events relevant to the Company on the date and after the issuance of the financial statements of December 31, 2023 that substantially changed them.

Annex I-40

2.7. Allocation of income

	2023	2022
a. rules on profit retention	The Company’s Bylaws provide that the net income for the year will be allocated as follows: : (a) 5% (five percent) for the formation of the legal reserve, which will not exceed 20% (twenty percent) of the capital stock; (b) a portion may be allocated to the formation of a reserve for contingencies and reversal thereof; (c) of the remaining balance a portion will be allocated to the payment of a mandatory minimum dividend of not less than 25% (twenty-five percent); (d) the remaining net income, after legal deductions and minimum dividends, will be allocated in an annual portion, not more than 90% (ninety percent) of the net income adjusted to the formation of the Statutory Investment Reserve, which will ultimately finance the investment in operating assets, and this reserve cannot exceed the capital stock.	The Company’s Bylaws provide that the net income for the year will be allocated as follows: : (a) 5% (five percent) for the formation of the legal reserve, which will not exceed 20% (twenty percent) of the capital stock; (b) a portion may be allocated to the formation of a reserve for contingencies and reversal thereof; (c) of the remaining balance a portion will be allocated to the payment of a mandatory minimum dividend of not less than 25% (twenty-five percent); (d) the remaining net income, after legal deductions and minimum dividends, will be allocated in an annual portion, not more than 90% (ninety percent) of the net income adjusted to the formation of the Statutory Investment Reserve, which will ultimately finance the investment in operating assets, and this reserve cannot exceed the capital stock.
a.i. Amounts of retained earnings	NA - NOT APPLICABLE	R$ 8.843.185.000,00
a.ii. Percentages in relation to total declared profits	NA - NOT APPLICABLE	In the fiscal year ended December 31, 2022, the percentages of withholdings in relation to total declared income were as follows: (i) 5% were allocated to the legal reserve; (ii) Intermediate and Interim Dividends, equivalent to 33.43% of adjusted net income, were allocated to the mandatory minimum dividends, so that there is no additional balance to be paid to shareholders as dividends. The amount has already been fully distributed by the Company to shareholders through Interim and Interim dividends declared on May 11 and November 11, 2022 and paid, respectively, on May 24 and November 24, 2022. and (iii) 28.7% were allocated to the payment of Intermediate and Interim dividends; and (iiii) 32.87% were allocated to the statutory reserve for investment.
b. rules on dividend distribution	The Company’s Bylaws provide that the balance of net income remaining after the allocations of the legal reserve and contingency reserve is guaranteed to the shareholder as the right to receive a mandatory minimum dividend of not less than 25% (twenty-five percent) of net income in each year. In the year in which the amount of the minimum mandatory dividend calculated exceeds the realized portion of the net income for the year, the General Meeting may, at the proposal of the management bodies, allocate the excess to the constitution of a profit reserve to be realized, subject to the provisions of article 197 of the Brazilian Corporation Law.	The Company’s Bylaws provide that the balance of net income remaining after the allocations of the legal reserve and contingency reserve is guaranteed to the shareholder as the right to receive a mandatory minimum dividend of not less than 25% (twenty-five percent) of net income in each year. In the year in which the amount of the minimum mandatory dividend calculated exceeds the realized portion of the net income for the year, the General Meeting may, at the proposal of the management bodies, allocate the excess to the constitution of a profit reserve to be realized, subject to the provisions of article 197 of the Brazilian Corporation Law.

Annex I-41

c. frequency of dividend distributions	On December 31, 2023, the Company’s dividend distribution policy guaranteed shareholders the annual distribution of dividends. Without prejudice, the board of directors could declare the payment of dividends to the profit account determined in a half-yearly balance sheet, imputed to the amount of the mandatory dividend, if any; the distribution of dividends in periods of less than 6 (six) months, or interest on equity, imputed to the amount of the mandatory dividend, if any, provided that the total dividends paid in each half of the fiscal year do not exceed the amount of capital reserves; and the payment of an interim dividend or interest on equity, to the account of accumulated profits or profit reserve existing in the last annual or half-yearly balance sheet, imputed to the amount of the mandatory dividend, if any.	On December 31, 2022, the Company’s dividend distribution policy guaranteed shareholders the annual distribution of dividends. Without prejudice, the board of directors could declare the payment of dividends to the profit account determined in a half-yearly balance sheet, imputed to the amount of the mandatory dividend, if any; the distribution of dividends in periods of less than 6 (six) months, or interest on equity, imputed to the amount of the mandatory dividend, if any, provided that the total dividends paid in each half of the fiscal year do not exceed the amount of capital reserves; and the payment of an interim dividend or interest on equity, to the account of accumulated profits or profit reserve existing in the last annual or half-yearly balance sheet, imputed to the amount of the mandatory dividend, if any.
d. restrictions on the distribution of dividends	On December 31, 2023, the Company’s Bylaws provided that 5% (five percent) of net income would be annually allocated to the formation of a legal reserve, which could not exceed 20% (twenty percent) of the paid-in capital stock or the limit provided for in paragraph1 of article 193 of the Brazilian Corporation Law. According to the Bylaws, the Company must pay its shareholders 25% (twenty-five percent) of its adjusted annual net income in the form of a mandatory dividend. Net income may be capitalized, used to offset losses or otherwise retained, as provided for in the Brazilian Corporate Law, and may not be made available for payment of dividends. The Company may not pay dividends to its shareholders in any fiscal year if its managers express, and its General Meeting of shareholders so approves, that such payment is inadvisable in view of its financial situation.	On December 31, 2022, the Company’s Bylaws provided that 5% (five percent) of net income would be annually allocated to the formation of a legal reserve, which could not exceed 20% (twenty percent) of the paid-in capital stock or the limit provided for in paragraph1 of article 193 of the Brazilian Corporation Law. According to the Bylaws, the Company must pay its shareholders 25% (twenty-five percent) of its adjusted annual net income in the form of a mandatory dividend. Net income may be capitalized, used to offset losses or otherwise retained, as provided for in the Brazilian Corporate Law, and may not be made available for payment of dividends. The Company may not pay dividends to its shareholders in any fiscal year if its managers express, and its General Meeting of shareholders so approves, that such payment is inadvisable in view of its financial situation.
e. income allocation policy	As of December 31, 2023, the Company did not have a specific policy that dealt with the allocation of income.	As of December 31, 2022, the Company did not have a specific policy that dealt with the allocation of income.

Annex I-42

2.8. Relevant items not shown in the financial statements

a) assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) such as:

(i)   portfolios of receivables written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating respect for liabilities

The Company’s Officers clarify that there were no portfolios of receivables written off on which the Company maintained risks and liabilities not evidenced in the Company’s balance sheets on December 31, 2023 and 2022.

(ii)  contracts for the future purchase and sale of products or services

The Company’s Officers clarify that there were no contracts for the future purchase and sale of products or services, likely to generate a material effect, not evidenced in the Company’s balance sheets on December 31, 2023 and 2022.

(iii) unfinished construction contracts

The Company’s Officers clarify that there was no unfinished construction not evidenced in the Company’s balance sheets on December 31, 2023 and 2022.

(iv) contracts for future financing receipts

The Company’s Officers clarify that there were no contracts for future receipts of financing not shown in the Company’s balance sheets on December 31, 2023 and 2022.

b) other items not shown in the financial statements

The Directors inform that there are no other relevant items that are not evidenced in our financial statements.

2.9. Comments on items not shown

a)  how such items change or may change the income, expenses, operating income, financial expenses or other items in the issuer’s financial statements

Not applicable, given that the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2023.

b) nature and purpose of the operation

Not applicable, given that the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2023.

c) nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the operation

Not applicable, given that the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2023.

Annex I-43

2.10. Business Plan

a) Investments, including:

(i) description of investments in progress and planned investments

As reported in 2019, the Company intends to invest R$8 billion in Seara from 2020 to 2025 in order to be prepared to meet the increased demand for protein in the country and abroad.

(ii) sources of financing for investments

The sources of financing of the Company’s investments are primarily the cash generation from the Company’s operating activities and borrowings and financing from commercial banks and the capital market.

(iii) relevant divestments in progress and planned divestments

There are no relevant divestitures provided for in plants, equipment, patents or other assets other than investments for the maintenance of assets already belonging to the Company.

b) As long as already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer’s productive capacity

There is no acquisition of plants, equipment, patents or other relevant assets in progress or planned.

c) new products or services, indicating:

The Company constantly invests in research and development of new products related to its existing business units, however, to date, there are no researches that have been disclosed to the market in general.

(i) Searches in progress

The Company constantly invests in research related to its existing business units, however, to date, there are no researches that have been disclosed to the market in general.

(ii) Total amounts spent by the issuer on research for development of new products or services

In 2023, the Company incurred expenses with internal research and development, in the Parent Company of R$4,449 (R$1,425 thousand on December 31, 2022), and in the Consolidated of R$36,114. (R$42,922 on December 31, 2022).

(iii) Projects under development already disclosed

The Company constantly invests in research related to its existing business units, however, to date, there are no researches that have been disclosed to the market in general.

Annex I-44

(iv) Total amounts spent by the issuer on the development of new products or services

In 2023, the Company incurred expenses with internal research and development, in the Parent Company of R$4,449 (R$1,425 thousand on December 31, 2022), and in the Consolidated of R$36,114. (R$42,922 on December 31, 2022).

d) opportunities embedded in the issuer’s business plan related to ESG issues

On 2023, the Company continued fomenting ESG (Environment, Social and Governance) initiatives that provided opportunities in its business. Among them, the promotion of the circular economy, a strategic concept that aims to ensure the reduction, reuse, recovery and recycling of materials and energies, creating an economic cycle driven by the least possible disposal and waste. At JBS, this approach has given rise to new businesses for more than 15 years and to disruptive solutions that contribute to the Company’s continuity of activities. A part of our business model, influencing long-term decision making, promoting a circular system that provides for the reuse and recycling of waste. A clear example of how the circular economy is applied in our business is in the cattle chain. Over the last two decades, we have developed a series of initiatives to give an adequate and sustainable destination, and with a focus to generate value to the waste from the process of animal protein production, such as tallow, skin and bovine serum. These by-products are transformed into biodiesel, collagen for the food and neutraceutics industry and soaps, contributing to the sustainable use of natural resources and benefiting the environment. This effort translates into large numbers, we are the world’s largest verticalized producers of biodiesel from beef tallow. We also export to more than 40 countries another input, functional collagen, used in the food industry, with protein bases to serve different segments, such as sausages and breads. Another sector in which we operate is hygiene and cleaning products, in which we are leaders in the production of bar soaps in the B2B segment in Brazil, with 60% of the soap bars originating from beef tallow. We are also global leaders in the beef leather reuse segment – an activity that has as a positive social impact the generation of income for people in vulnerability situation. We are pioneers in Brazil to use organic waste generated in our factories to produce organic and organomineral fertilizers.

Through Biolins, a cogeneration unit, JBS also produces electricity and steam from biomass (sugarcane bagasse, eucalyptus chips and various biomass). With a processing potential of 600 thousand tons/year of raw material, it has a generation capacity of 45 megawatts hour (MW/h), a volume sufficient to supply a city of 300 thousand inhabitants. Biolins supplies 100% of electricity and steam to the Friboi, JBS Couros and JBS Novos Negócios factories in the Lins industrial park itself. Alone, the plant generates the equivalent of 16% of the total electrical energy used by all JBS units in Brazil. Finally, No Carbon, a new JBS business focused on renting electric trucks, began operations in 2022, providing logistical support to JBS’s businesses in Brazil.

With an investment of R$54 million, JBS implemented in Brazil, in 2023, biodigester systems in nine Friboi facilities for the production of biogas, allowing the production of approximately 53 thousand m³/day of biogas, this is the largest project type in the protein industry in the country, reducing the environmental impact of its production process. Currently, 14 factories in the United States and Canada already have biodigester systems, producing 190 thousand m³/d of biogas. This clean energy powers boilers and is used to produce electricity in the Company’s units, in addition to being sold to gas companies. Projects in operation in the USA and Canada reduced external demand for natural gas by 20%.

At JBS USA, nearly 100% of inedible by-products are destined for the production of tallow and blood-and-bone meal, which are sold to other companies for use in the manufacture of cosmetics and pharmaceuticals, and in animal feed.

The maturity of management within the scope of sustainability at JBS has gained market recognition. In 2021, the Company carried out four fundraisings linked to its sustainability goals (reduction in emissions and number of livestock farmers who joined the Transparent Livestock Platform), raising US$3.2 billion. Other ESG opportunities included in JBS’ business plan are reported in the Company’s Sustainability Report and HUB ESG.

2.11. Other factors that have materially influenced operational performance

The Directors inform that there are no other relevant items that are not evidenced in our financial statements or that have not been identified or commented on in the other items of this section 10.

Annex I-45

ANNEX II TO THE MANAGEMENT PROPOSAL FOR THE
ORDINARY AND EXTRAORDINARY GENERAL MEETING OF JBS S.A.
TO BE HELD ON 04/26/2024

INFORMATION REGARDING THE PROFESSIONAL EXPERIENCE AND INDEPENDENCE OF THE CANDIDATES FOR THE POSITIONS OF MEMBERS OF THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE

(As per items 7.3 to 7.6 of Annex C of CVM Resolution 80 of March 29, 2022)

7.3. For each of the issuer’s directors and members of the audit committee, please indicate in table form:

AUDIT COMMITTEE

a. name	Adrian Lima da Hora	André Alcantara Ocampos
b. date of birth	02/02/1964	04/14/1980
c. profession	Business Administrator	Accountant
d. CPF (Taxpayer Identification Number) or passport number	372.365.394-49	273.340.808-90
e. elected office held	Effective member of the Audit Committee.	Alternate member of the Audit Committee.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	Yes.	Yes.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	N/A	N/A
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	04/28/2017	04/30/2018

Annex II-1

l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Graduated in Business Administration and Accounting Sciences from Universidade Católica de Pernambuco, Intensive MBA at Ahold Retail Academy, Cornell, at Provar — USP and at StarSe/Nova SBE. Strong experience in the animal protein industry, with a relevant background in retail and external auditing (EY). Experience as CFO, CAO and controller in large multi-location organizations and as a member of the Board of Directors of companies in Italy and Monaco. Knowledge of the debt issuance market and of proceedings before CADE. Experience as CFO of Seara (2015 to 2016) and CAO of Rodopa (2011 to 2015).

Currently serves the position of effective member of the Audit Committee at JBS, Eldorado Brasil Celulose S.A. and Excelsior Alimentos S.A., of the Audit Committee at M Dias Branco, and of the Board of Directors at International School, Serviços de Ensino, Treinamento, Editora Franqueadora S.A.

Excelsior Alimentos S.A. is indirectly controlled by JBS; and Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., JBS’s parent company.

More than 20 years of experience in accounting and controlling in medium and large companies. Served as Controller Manager at Flora S.A. (September/2011 to October/2012) and Accounting Coordinator at Syngenta (April/2001 to September/2011). Served as member of the Audit Committee of companies in the Energy Sector.

Currently serves the position of Corporate Vice- President of J&F Investimentos S.A.

JBS is directly controlled by J&F Investimentos.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-2

a. name	Demetrius Nichele Macei	Marcos Godoy Brogiato
b. date of birth	12/26/1970	09/19/1968
c. profession	Lawyer	Accountant
d. CPF (Taxpayer Identification Number) or passport number	787.870.509-78	949.583.438-49
e. elected office held	Effective member of the Audit Committee.	Alternate member of the Audit Committee.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	Yes.	Yes.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	N/A	N/A
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	04/27/2012	04/30/2010
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Lawyer, Post-Doctorate from USP (2015), PhD in Tax Law from the Pontifical Catholic University of São Paulo (2012), Master in Economic and Social Law (2004) and Specialist in Business Law from the Pontifical Catholic University of Paraná (2000), Bachelor’s Degree in Law from the Federal University of Paraná (1994). He is a professor of Tax Law at the undergraduate, specialization, master, and doctorate levels of the Law School of Curitiba (UNICURITIBA), and was a professor at the Autonomous Law School of São Paulo (2006-2007) and at PUC/PR (2000- 2006). He has held the positions of Legal Director at JBS Argentina S.A., Manager at Deloitte Auditores Independentes and also legal advisor at OCEPAR and on the Audit Committee of UNIMED Curitiba. He completed an Extension Course in North American Law at Fordham University, in New York/USA (2010). He has published the books “Tributação do Ato Cooperativo” [Taxation of the Cooperative Act] and “A Verdade Material no Direito Tributário”	Accounting technician and holds a degree in Business Administration from the Pontifical Catholic University of São Paulo (PUC). He was an employee of the Bordon Group (1973 - 2001), his last positions being: General Accounting Manager (1996 - 1998), reporting to the Planning and Control Board; Financial Manager (1998 - 2001), reporting to the Chief Executive Officer. Between 2001 and 2006, he provided advisory services to the Bordon Group and, since then, he has coordinated the accounting of a company linked to the group. Participated until 2016 in the Audit Committee of Vigor Alimentos S.A.

Annex II-3

[Material Truth in Tax Law]. Member of the Compliance Commission and the Tax Law Commission of the Brazilian Bar Association (OAB/PR) and is an associate and certified counselor of the Brazilian Institute of Corporate Governance (IBGC). Until 2016, he was a member of the Audit Committee of Vigor Alimentos S.A. Served as a full member of the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals/Ministry of Economy CARF/MO (2015/2019).

Currently holds the position of effective member of the Audit Committee of Apsen Farmacêutica S.A., Companhia Paranaense de Energia COPEL (chairman), JBS, Eldorado Brasil Celulose S.A.,

Excelsior Alimentos S.A. and Fundo JBS pela Amazônia (pro bono). Excelsior Alimentos S.A. is indirectly controlled by JBS; and Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., JBS’s parent company.

He is currently an alternate member of the Audit Committee of JBS and Excelsior Alimentos S.A. Excelsior Alimentos S.A. is indirectly controlled by JBS.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-4

a. name	José Paulo da Silva Filho	Sandro Domingues Raffai
b. date of birth	04/14/1963	01/02/1965
c. profession	Accountant	Accountant
d. CPF (Taxpayer Identification Number) or passport number	386.730.294-49	064.677.908-71
e. elected office held	Effective member of the Audit Committee.	Alternate member of the Audit Committee.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	Yes.	Yes.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	N/A	N/A
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	04/30/2014	09/28/2007

l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in

(i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has a degree in Accounting from the Catholic University of Pernambuco and a postgraduate degree in Business Management from the Getúlio Vargas Foundation. Experience of 17 years as an independent auditor and over 10 years as a director in the areas of administration and finance, where he served as Director of Administration and Control of JBS (2009-2011) of J&F Investimentos S.A. (2012-2014), holding of the JBS Group and Audit Commissioner of Vigor Alimentos S.A. (2014-2016).

He is currently an effective member of the Audit Committee of JBS, Eldorado Brasil Celulose S.A. and Companhia Paranaense de Energia — Copel. Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., parent company of JBS.

He has a degree in Accounting from Faculdade Oswaldo Cruz and a Graduate degree in Tax Management from Escola de Comércio Álvares Penteado - FECAP. Since 2006 he has been assistant controller at Escritório de Contabilidade

F.F. Ltda.

He is currently an alternate member of the Audit Committee of JBS and Eldorado Brasil Celulose S.A.

Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., parent company of JBS.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-5

a. name	Orlando Octávio de Freitas Júnior	Paulo Sérgio Cruz Dortas Matos
b. date of birth	09/16/1962	06/30/1961
c. profession	Accountant	Accountant
d. CPF (Taxpayer Identification Number) or passport number	084.911.368-78	219.961.055/15
e. elected office held	Effective member of the Audit Committee.	Alternate member of the Audit Committee.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	Yes.	Yes.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	N/A	N/A
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	04/24/2023	04/24/2023

l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Bachelor’s degree in accounting from Universidade Mackenzie, registered with CRC-SP and IBRACON-Institute of independent auditors in Brazil. 35 years of experience as an auditing professional in external audit firms, Peat Marwick Mitchel, Trevisan Auditores and KPMG, with 23 years as partner and technical responsible for the audit work. He also has recognized experience in corporate accounting. Member of the executive committee of Trevisan and KPMG for 15 years.

In addition, he is a member of the Audit Committee of Eldorado Brasil Celulose S.A. Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., parent company of JBS.

With a degree in accounting and economics, he has more than 30 years’ experience in financial auditing and in reviewing and evaluating internal control procedures for national and global companies. He also has recognized experience in corporate accounting. His experience also includes leading due diligence projects for private equity and venture capital funds. He was a partner in Ernst & Young’s Strategic Growth Markets (SGM) area, focused on developing opportunities for companies in different industries and also on the IPO process. Dortas is also a member of the Regional Accounting Council (CRC).

He is a member of the Statutory Audit Committee and a member of the Company’s Related Parties Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-6

a. name	Patricia da Silva Barros	Marcos Alberto Pereira Motta
b. date of birth	10/08/1973	04/19/1971
c. profession	Engineer	Engineer
d. CPF (Taxpayer Identification Number) or passport number	072.576.167-95	008.528.317-73
e. elected office held	Effective member of the Audit Committee	Alternate member of the Audit Committee.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	No.	No.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	N/A	N/A
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	04/24/2023	04/24/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Production Engineer from UFRJ, with a specialization in Economic and Social Development from UFRJ’s Institute of Economics. She holds a master’s degree and a doctorate in Business Administration with a concentration in Finance from COPPEAD. At the BNDES, he held executive positions in the Credit Area, Credit Risk Area, Internal Audit and even as Superintendent of the Controllership Area. She served as a full member of the FAPES Supervisory Board from 2009-2013 and 2015- 2017. She has been a member of the FAPES Audit Committee since May 2022.	Civil Engineer with an emphasis in Transportation from UERJ, Master in Transportation Systems from the Military Engineering Institute, Graduate Degree in Economic Development from IE/UFRJ, MBA in Finance from COPPEAD/UFRJ and MBA in Business from IAG/PUC-RJ. He is currently a Ph. Candidate in the joint doctoral program between the Universities of Lisbon, Porto, Coimbra and MIT, and research fellow at MIT Portugal. He joined the BNDES in 2023 and worked in the Urban Development Department, the Infrastructure and Logistics Department and was manager of the Services Export Department, always working in the infrastructure area in all departments. He also worked as an advisor to the Board of Directors, focusing on issues related to infrastructure, capital markets and foreign trade. He is currently an advisor to the president of the BNDES, working to directly advise the president and coordinate strategic projects.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-7

BOARD OF DIRECTORS — RATIFICATION OF ELECTION

a. name	Kátia Regina de Abreu Gomes	Cledorvino Belini	Paulo Bernardo Silva
b. date of birth	02/02/1962	05/03/1949	03/10/1952
c. profession	Psychologist	Business administrator	Retired
d. CPF (Taxpayer Identification Number) or passport number	613.303.451-34	116.050.068-15	112.538.191-49
e. elected office held	Independent Member of the Board of Directors	Independent Member of the Board of Directors	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	No.	No.	Yes.
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he meets the requirements for such a position and that he is not in any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations and CVM Resolution No. 80.	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he is not in any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations and CVM Resolution No. 80.

He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he is not in any situation that implies the loss of his independence as a director, under the terms of the Novo

Mercado Regulations and CVM Resolution No. 80.

k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	07/20/2023	07/20/2023	07/20/2023

Annex II-8

l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Ms. Kátia Regina de Abreu Gomes was President of the Foreign Relations Committee of the Federal Senate between 2021 and 2022, Senator of the Republic between 2007 and 2021, Minister of Agriculture, Livestock and Supply between 2015 and 2016, Federal Deputy between 2003 and 2007, Alternate Federal Deputy between 2000 and 2002, President of Confederação da Agricultura e Pecuária do Brasil – CNA between 2009 and 2014, President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996, President of the Rural Union of the Municipality of Gurupi/TO in 1994, as well as having participated in various commissions and missions abroad and in Brazil. Member of the Company’s Socio – Environmental Responsibility Committee and Diversity, Equity and Inclusion Committee.

Graduated in business administration from Universidade Mackenzie, post-graduated in Finance from USP, and MBA from FDC/INSEAD.

He spent 44 years at Fiat, presiding over the automaker in Brazil and Latin America for 11 years, between 2004 and 2015.

He was also president of the National Association of Automotive Vehicle Manufacturers - Anfavea between 2010 and 2013 and CEO of Companhia Energética de Minas Gerais S.A. – CEMIG between February/2019 and January/2020.

Mr. Cledorvino Belini was an independent board member of JBS between October 2017 and June 2020 and between November 2021 and April 2023. He is a member of the company’s Finance and Risk Management Committee.

Mr. Paulo Bernardo Silva was Minister of Communications between 2011 and 2014, Minister of Planning, Budget and Management between 2005 and 2010, Federal Deputy for Paraná for three terms (1991-1995, 1995-1999 and 2003-2007). He was also a career employee of Banco do Brasil (1975-2015), Secretary of State for Finance - Mato Grosso do Sul (1999-2000) and Municipal Secretary for Finance and Planning - Londrina (2001-2002). He is a member of the Socio-Environmental Responsibility Committee and a member of the Company’s Governance, Remuneration and Nomination Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-9

BOARD OF DIRECTORS — NEW MEMBERS

a. name	Joesley Mendonça Batista	Wesley Mendonça Batista
b. date of birth	02/05/1972	04/09/1970
c. profession	Entrepreneur	Entrepreneur
d. CPF (Taxpayer Identification Number) or passport number	376.842.211-91	364.873.921-20
e. elected office held	Effective member of the Board of Directors.	Effective member of the Board of Directors.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/26/2024.	Subject to shareholder approval at the Annual General Meeting to be held on04/ 26/2024
g. date of investiture	Until 05/26/2024.	Until 05/26/2024.
h. term of office	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.	Until the Ordinary General Meeting that resolves on the financial statements for the year ending December 31, 2024.
i. whether elected by the controlling shareholder or not	Yes	Yes
j. whether the individual is an independent member, under the terms of the specific regulations applicable to the matter	Not an independent member.	Not an independent member.
k. if the director or audit committee member has served consecutive terms of office, the start date of the first such term of office	N/A	N/A
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in their economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Joesley Batista has more than 35 years’ experience in the protein sector, expertise in protein production operations and experience in business management. He currently serves as President of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to the education of their communities, and is a member of the Board of Directors of Pilgrim’s Pride Corporation (PPC).	Mr. Wesley Batista has more than 35 years’ experience in the protein sector and has extensive operational knowledge and experience in business management. He currently serves as vice-president of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to the education of their communities, and is a member of the Board of Directors of Pilgrim’s Pride Corporation (PPC).

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.	Has not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex II-10

7.4 Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory

MEMBERS OF THE BOARD OF DIRECTORS

Kátia Regina de Abreu Gomes
Election date	Social and Environmental Responsibility Committee: 08/14/2023 Diversity, Equity and Inclusion Committee: 08/14/2023
Date of Investiture	Social and Environmental Responsibility Committee: 08/14/2023 Diversity, Equity and Inclusion Committee: 08/14/2023
Term of office	Social and Environmental Responsibility Committee: undetermined Diversity, Equity and Inclusion Committee: undetermined
Start Date of First Term	Social and Environmental Responsibility Committee: 08/14/2023 Diversity, Equity and Inclusion Committee: 08/14/2023

Cledorvino Belini
Election date	08/14/2023
Date of Investiture	08/14/2023
Term of office	Undetermined
Start Date of First Term	Finance and Risk Management Committee: 08/14/2023

Paulo Bernardo Silva
Election date	Social and Environmental Responsibility Committee: 08/14/2023 Governance, Remuneration and Nomination Committee: 08/14/2023
Date of Investiture	Social and Environmental Responsibility Committee: 08/14/2023 Governance, Remuneration and Nomination Committee: 08/14/2023
Term of office	Social and Environmental Responsibility Committee: undetermined Governance, Remuneration and Nomination Committee: undetermined
Start Date of First Term	Social and Environmental Responsibility Committee: 08/14/2023 Governance, Remuneration and Nomination Committee: 08/14/2023

Annex II-11

MEMBERS OF THE AUDIT COMMITTEE

Paulo Sérgio Cruz Dortas Matos
Election date	Statutory Audit Committee: 11/11/2020 Related Parties Committee: 02/23/2017
Date of Investiture	Statutory Audit Committee: 11/11/2020 Related Parties Committee: 02/23/2017
Term of office	Statutory Audit Committee: 10 years Related Parties Committee: undetermined
Start Date of First Term	Statutory Audit Committee: 11/11/2020 Related Parties Committee: 02/23/2017

Further information about these candidates is available in section 7.3 above.

7.5. Inform the existence of marital relationships, stable union or kinship up to the second degree between: (a) administrators of the issuer; (b) (i) administrators of the issuer and (ii) administrators of direct or indirect subsidiaries of the issuer; (c) (i) administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer; (d) (i) administrators of the issuer and (ii) administrators of the direct and indirect parent companies of the issuer.

Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, the Company’s indirect controlling shareholders, are the children of Mr. José Batista Sobrinho, member of the Company’s Board of Directors.

Mr. Wesley Mendonça Batista is the father of Mr. Wesley Mendonça Batista Filho, Director without specific designation of the Company, who is the grandson of José Batista Sobrinho.

7.6. Inform about the relationships of subordination, service provision or control maintained, in the last 3 fiscal years, between the issuer’s managers and:

a. company controlled, directly or indirectly, by the issuer with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to ninety-nine percent (99%) of the capital stock.

Adrian Lima da Hora and Demetrius Nichele Macei are effective members and Marcos Godoy Brogiato and Sandro Domingues Raffai are alternate members of the Audit Committee of Excelsior Alimentos S.A., a company indirectly controlled by JBS.

Adrian Lima da Hora, Demetrius Nichele Macei, José Paulo da Silva Filho and Orlando Octavio de Freitas Júnior are currently sitting members and Sandro Domingues Raffai is an alternate member of the Audit Committee of Eldorado Brasil Celulose S.A., a company directly controlled by J&F Investimentos S.A., which in turn controls JBS.

b. direct or indirect controller of the issuer

André Alcântra Ocamposis currently Corporate Vice-President of J&F Investimentos S.A., the parent company of JBS.

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people.

Not applicable.

********

Annex II-12

ANNEX III TO THE MANAGEMENT’S PROPOSAL FOR THE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF JBS S.A.
TO BE HELD ON APRIL 26, 2024

MANAGEMENT COMPENSATION

(According to section 8 of CVM Resolution 80, of March 29, 2022)

8.1. Compensation Practice or Policy

a) objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date, and, if the issuer discloses the policy, the websites where the document can be found

The Company’s compensation policy for its management, including members of the Board of Directors, Fiscal Council, and statutory and non-statutory directors, aims to attract and retain market professionals who have qualifications, skills and profile suited to JBS’s practices and business.

Compensation is established based according to market research and is directly linked to the alignment of the interests of the executives with the interests of JBS. The Company’s compensation policy is approved by its Board of Directors, as recommended by the Governance, Compensation and Nomination Committee and the variable compensation policy (PPR) is based on the agreement with the workers’ union.

As part of the structure for monitoring executive compensation, JBS’s Governance, Compensation and Nomination Committee analyzes, according to needs and demands, the evaluation metrics of management members.

The Company’s current compensation guidelines were formally approved at the Board of Directors’ Meeting on November 11, 2020. JBS’ Compensation Policy is available for consultation on its website (https://ri.jbs.com.br/) and on the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. — Brasil, Bolsa Balcão (www.b3.com.br).

b) practices and procedures adopted by board of directors to determine the individual compensation of the board of directors and board of executive officers

(i) the issuer’s bodies and committees that participate in the decision-making process and how they do so

The Statutory Audit Committee and the Company’s Governance, Compensation and Nomination Committee submit to the Board of Directors a proposal for the overall annual compensation of its management. After approved by the Company’s Board of Directors, the proposal is submitted for approval to the Annual Shareholders’ Meeting. After approved by the Annual Shareholders’ Meeting, the overall annual management compensation is segregated by the Board of Directors among the members (Board of Directors and Statutory Board of Directors).

(ii) criteria and methodology used to establish individual remuneration, indicating if studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

For fixed compensation, JBS analyzes market research carried out by specialized consultancy, including for annual inflation adjustment.

Just as for all the Company’s employees, the performance indicators for executives are: achievement of operational and financial goals and individual performance of each executive.

(iii) frequency and how the board of directors assess the adequacy of the issuer’s compensation policy

The Governance, Compensation and Nomination Committee, an advisory body to the Board of Directors, assesses the Company’s compensation guidelines and practices, formulating recommendations to the Board of Directors and periodically reviewing the corporate governance policies and practices adopted by the Company. The Board of Directors, in turn, receives reports and recommendations from the Governance, Compensation and Nomination Committee, assesses and deliberates on suggestions for adjustments.

Annex III-1

c) compensation structure, indicating:

(i) description of the items composing compensation, including, for each of them

● their purposes and alignment to the issuer’s short-, medium-, and long-term interests

Board of Directors

The members of the Board of Directors receive fixed and variable compensation for performing their duties.

The fixed portion consists of a monthly salary.

The variable portion corresponds to cash, indexed to the price of shares issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”), paid pro rata temporis at the end of each term of office of the members of the Board of Directors. (“Long-Term Variable Compensation”).

The objective of each portion of the compensation for the members of the Board of Directors is to encourage the alignment of interests with the Company’s goals, thus stimulating their commitment, in addition to attracting and retaining highly qualified professionals.

Fiscal Council

All members of the Fiscal Council receive a fixed monthly compensation. The individual compensation of the members of the Fiscal Council is set by the Shareholders’ Meeting, under provisions of article 162 of Brazilian Corporate Law, corresponding to a minimum of 10% (ten percent) of the average compensation attributed to the Company’s statutory officers, excluding benefits and other variable portions. Alternate members of the Fiscal Council receive compensation for each meeting they attend.

Statutory Executive Board

The annual overall compensation for the members of the statutory board is established by the Board of Directors and consists of a fixed portion and a variable portion.

The fixed portion consists of a monthly salary, including benefits and a health plan.

The variable portion is paid as follows: (i) a variable compensation as profit sharing in the Company’s results (“PPR”), consisting of a cash portion in cash (“Short-Term Variable Compensation”), and (ii) as part of the PPR, a Long-Term Variable Compensation, which, for Board members, this is paid at the rate of 1/3 per year, for three years.

The objective of each portion of the compensation for the members of the Board of Directors is to encourage the alignment of interests with the Company’s goals, thus stimulating their commitment, in addition to attracting and retaining highly qualified professionals.

Annex III-2

Committees

External members who participate in committees are entitled to a fixed monthly compensation. Members of the Board of Directors who participate in committees receive an additional fixed compensation for participating in meetings.

● proportion of total remuneration in the last 3 fiscal years

Fiscal year ended on December 31, 2023	Board of Directors	Statutory Executive Board	Fiscal Council	Committees
Fixed Compensation	95%	25%	100%	100%
Variable Compensation	5%	75%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100%

Fiscal year ended on December 31, 2022	Board of Directors	Statutory Executive Board	Fiscal Council	Committees
Fixed Compensation	93%	23%	100%	100%
Variable Compensation	7%	77%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100.00%

Fiscal year ended on December 31, 2021	Board of Directors	Statutory Executive Board	Fiscal Council	Committees
Fixed Compensation	100%	19%	100%	100%
Variable Compensation	0%	81%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100.00%

●	calculation and adjustment methodology

Compensation is readjusted to inflation for the period, appreciation in share price (part of the variable compensation, as detailed below) and goals met, which is part of the performance evaluation process.

Furthermore, the fixed monthly compensation for the statutory and non-statutory directors is adjusted in all fiscal years, according to the percentages of the collective workers’ agreements and other adjustments based on merit in the performance of their activities. Adjustments to compensation for the members of the Board of Directors, when they occur, are based on comparative market studies carried out by specialized consulting firms.

The variable compensation for the Company’s directors considers the adjusted net income recorded by the Company, as well as an individual performance evaluation process, in the 360º model, which assessed behavioral performance and individual results.

The health plan offered by the Company to the members of the statutory board does not have a specific calculation and adjustment methodology, since it is determined by the insurance company.

Share-based compensation, which is granted to members of the Board of Directors and the Executive Board, considers the evolution of the Company’s share price and has its own calculation methodology, as described in the long-term variable compensation.

Annex III-3

● main performance indicators taken into consideration, including, where applicable, indicators related to ESG matters

For fixed compensation, JBS analyzes market research carried out by specialized consultancy, including for annual inflation adjustment.

Just as for all the Company’s employees, the performance indicators for executives are: achievement of operational and financial goals and individual performance of each executive.

The variable compensation for the Company’s directors considers the adjusted net income recorded by the Company, as well as an individual performance evaluation process, in the 360º model, which assessed behavioral performance and individual results.

The indicators to measure individual performance have been, depending on hierarchical levels and areas, the following: (i) free cash generation; (ii) operating cash generation;

(iii) EBITDA; (iv) gross profit; (v) net revenue; and (vi) performance of the beneficiary’s business unit. The company studies metrics linked to ESG matters to measure the performance of its leadership.

(ii) reasons to justify the compensation structure

Fixed compensation is in line with market practices and annual assessments based on research carried out by specialized consulting firms.

Variable compensation encourages the improvement of the Company’s management and retains the best professionals in the market, bringing gains through commitment to long- term results and short-term performance.

(iii) existence of non-compensated members by the issuer and the reason for this fact

There are no members without compensation.

d) existence of compensation supported by direct or indirect subsidiaries, affiliates or controlling shareholders

All compensation paid to management positions held at JBS S.A. is paid directly by the Company, and none of the members of the Fiscal Council, Board of Directors, Board of Directors or Committees receive remuneration from a subsidiary, controlled or controlling company, directly or indirectly.

e) existence of any compensation or benefit connected with the occurrence of a certain corporate event, such as the sale of issuer’s corporate control

There is no compensation or benefit subject to the occurrence of certain corporate events involving the Company.

Annex III-4

8.2. Total Compensation by Body

Total compensation expected for the current fiscal year (ending on December 31, 2024) – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members(1)	9	5	5	19
Total number of paid members(1)	9	4	4	17
Fixed annual compensation
Salaries or officers’ compensation	8,100,000.00	17,693,728.24	1,693,099.20	27,486,827.44
Direct and indirect benefits	0	0	0	0
Attendance at committees	4,800,000.00	0	0	4,800,000.00
Other	2,580,000.00	5,167,043.91	338,619.84	8,085,663.75
Description of other fixed compensations	Charges – INSS	Charges INSS (5,167,043,91) and Health Plan (243,423.86)	Charges – INSS	–
Variable compensation
Bonus	0	0	0	0
Profit sharing	1,013,400.00	227,236,273.40	0	228,249,673.40
Attendance at meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	0	0	0
Description of other variable compensation	0	0	0	0
Post-employment	0	0	0	0
Termination of office	0	0	0	0
Share-based compensation, including options	0	0	0	0
Note	–	–	–	–
Total compensation	16,493,400.00	250,097,045.55	2,031,719.04	268,622,164.59

(1) Calculated according to the Ofício Circular/Anual-2024-CVM/SEP.

Total compensation for the fiscal year ended on December 31, 2023 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members(1)	9	5	5	19
Total number of paid members(1)	9	4.40	4	17.4
Fixed annual compensation
Salaries or officers’ compensation	7,173,333.39	21,612,986.62	1,865,181.28	30,651,501.29
Direct and indirect benefits	0	0	0	0
Attendance at committees	2,308,733.35	0	0	4,370,333.34
Other	2,016,000.00	6,263,309.18	373,036.26	8,945,078.78
Description of other fixed compensations	Charges – INSS	Charges INSS (5,167,043,91) and Health Plan (211,672.93)	Charges – INSS	–
Variable compensation
Bonus	0	0	0	0
Profit sharing	713,900.00	81,500,000.00	0	82,213,900.00
Attendance at meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	0	0	0
Description of other variable compensation	0	0	0	0
Post-employment	0	0	0	0
Termination of office	0	0	0	0
Share-based compensation, including options	0	0	0	0
Note	–	–	–	–
Total compensation	14,566,300.08	109,376,295.80	2,238,217.53	126,180,813.41

(1)	Calculated according to the Ofício Circular/Anual-2024-CVM/SEP.

Annex III-5

Total compensation for the fiscal year ended on December 31, 2022 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members(1)	9	5	4	18
Total number of paid members(1)	9	5	4	18
Fixed annual compensation
Salaries or officers’ compensation	5,916,166.67	21,745,841.42	1,739,667.31	29,401,675.40
Direct and indirect benefits	0	0	0	0
Attendance at committees	3,972,741.94	0	0	3,972,741.94
Other	1,977,781.72	6,281,421.71	347,933.46	8,607,136.89
Description of other fixed compensations	Charges – INSS	Charges INSS (6,088,835.60) and Health Plan (192,586.11)	Charges – INSS	-
Variable compensation
Bonus	0	0	0	0
Profit sharing	876,150.00	96,000,000.000	0	96,876,150.00
Attendance at meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	0	0	0
Description of other variable compensation	0	0	0	0
Post-employment	0	0	0	0
Termination of office	0	0	0	0
Share-based compensation, including options	0	0	0	0
Note	–	–	–	–
Total compensation	12,742,840.33	124,027,263.13	2,087,600.77	138,857,704.23

(1)	Calculated according to the Ofício Circular/Anual-2024-CVM/SEP.

Annex III-6

Total compensation for the fiscal year ended on December 31, 2021 – Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members(1)	9	5	4	18
Total number of paid members(1)	9	5	4	18
Fixed annual compensation
Salaries or officers’ compensation	5,400,000.00	18,606,784.72	1,483,031.00	25,489,816
Direct and indirect benefits		0.00	0.00	0.00
Attendance at committees	2,068,000.00	0.00	0.00	2,068,000.00
Other	1,493,600.00	4,488,729.00	296,606.26	6,278,935.00
Description of other fixed compensations	Charges – INSS	Charges INSS (4,335,381) and Health Plan (153.348)	Charges – INSS	-
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	98,000,000	0.00	98,000,000
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based compensation, including options	0.00	0.00	0.00	0.00
Note	-	-	-	-
Total compensation	8,961,600	121,095,514	1,779,638	131,836,751

(1)	Calculated according to the Ofício Circular/Anual-2024-CVM/SEP.

8.3. Variable compensation

Expected for the fiscal year ending on December 31, 2024
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9	5	5	19
Number of paid members(1)	9	4	0	13
Bonus
Minimum amount foreseen in the compensation plan	0	0	None	0
Maximum amount foreseen in the compensation plan	0	0	None	0
Amount foreseen in the compensation plan if goals are achieved	0	0	None	0
Amount actually recognized in the result for the last three fiscal years	0	0	None	0
Profit sharing
Minimum amount foreseen in the compensation plan	0	0	None	0
Maximum amount foreseen in the compensation plan	1,013,400.00	227,236,273.40	None	228,249,673.40
Amount foreseen in the compensation plan if goals are achieved	1,013,400.00	227,236,273.40	None	228,249,673.40
Amount actually recognized in the result in the current fiscal year	None	None	None	None

(1)	Corresponds to the number of officers and board members, as applicable, to whom may be attributed the recognition of variable remuneration in the Company’s results, as provided in Ofício Circular/Anual-2024-CVM/SP.

Annex III-7

Expected for the fiscal year ended on December 31, 2023
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9	5	5	19
Number of paid members(1)	9	4.4	0	13.4
Bonus
Minimum amount foreseen in the compensation plan	0	0	None	0
Maximum amount foreseen in the compensation plan	0	0	None	0
Amount foreseen in the compensation plan if goals are achieved	0	0	None	0
Amount actually recognized in the result in the current fiscal year	0	0	None	0
Profit sharing
Minimum amount foreseen in the compensation plan	0	0	None	0
Maximum amount foreseen in the compensation plan	876,150.00	223,867,000.00	None	224,743,150.00
Amount foreseen in the compensation plan if goals are achieved	713,900.00	81,500,000.00	None	82,213,900.00
Amount actually recognized in the result in the current fiscal year	1,590,050.00	290,738,826.79	None	292,328,876.79

(1)	Corresponds to the number of officers and board members, as applicable, to whom may be attributed the recognition of variable remuneration in the Company’s results, as provided in Ofício Circular/Anual-2024-CVM/SP.

Fiscal year ended on December 31, 2022
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	9	5	4	18
Number of paid members(1)	9	5	0	14
Bonus
Minimum amount foreseen in the compensation plan	None	0	None	0
Maximum amount foreseen in the compensation plan	None	0	None	0
Amount foreseen in the compensation plan if goals are achieved	None	0	None	0
Amount actually recognized in the result in the current fiscal year	None	0	None	0
Profit sharing
Minimum amount foreseen in the compensation plan	0	0	None	0
Maximum amount foreseen in the compensation plan	1,665,000.00	213,865,082.51	None	213,865,082.51
Amount foreseen in the compensation plan if goals are achieved	876,150.00	96,000,000.00	None	96,876,150.00
Amount actually recognized in the result in the current fiscal year	0	199,391,013.42	None	199,391,013.42

(1)	Corresponds to the number of officers and board members, as applicable, to whom may be attributed the recognition of variable remuneration in the Company’s results, as provided in Ofício Circular/Anual-2024-CVM/SP.

Annex III-8

Fiscal year ended on December 31, 2021
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	0	5	0	5
Number of paid members(1)	0.00	5	0.00	5
Bonus
Minimum amount foreseen in the compensation plan	None	0	None	0
Maximum amount foreseen in the compensation plan	None	0	None	0
Amount foreseen in the compensation plan if goals are achieved	None	0	None	0
Amount actually recognized in the result in the current fiscal year	None	0	None	0
Profit sharing
Minimum amount foreseen in the compensation plan	None	0	None	0
Maximum amount foreseen in the compensation plan	None	98,000,000.00	None	98,000,000.00
Amount foreseen in the compensation plan if goals are achieved	None	98,000,000.00	None	98,000,000.00
Amount actually recognized in the result in the current fiscal year	None	134,391,013.42	None	134,391,013.42

(1)	Corresponds to the number of officers and board members, as applicable, to whom may be attributed the recognition of variable remuneration in the Company’s results, as provided in Ofício Circular/Anual-2024-CVM/SP.

8.4. Share-Based Compensation Plan

a) General terms and conditions

The Company’s Stock Option Plan was approved at the Annual and Extraordinary Shareholders’ Meeting on April 30, 2014 (“Plan”), and is managed by the Board of Directors, which has exclusive powers to decide on the granting of shares covered by the Plan, being also responsible for taking all necessary and appropriate measures for the interpretation, details, and application of the general rules and guidelines established in the Plan.

However, since the 2018 fiscal year, no new options have been granted under the Plan, and, on this date, there are no expected new grants.

Furthermore, as mentioned in item 8.1 above, since 2019, the Company’s management and main executives have been granted, on an occasional and extraordinary basis, a Long- Term Variable Compensation referenced to the prices of the Company’s shares, and said compensation is paid a deferred basis, at the rate of 1/3 per year, for three years. Also, since 2023, the members of the Board of Directors have been granted a Long-Term Variable Compensation referenced to the prices of the Company’s shares, and said compensation is paid at the end of the respective term of office for each member of the Board of Directors.

b) approval date and approving body

The Company’s Stock Option Plan was approved at the Annual and Extraordinary Shareholders’ Meeting on April 30, 2014 (“Plan”), and is managed by the Board of Directors, which has exclusive powers to decide on the granting of shares covered by the Plan, being also responsible for taking all necessary and appropriate measures for the interpretation, details, and application of the general rules and guidelines established in the Plan.

c) maximum number of shares covered

Not applicable

Annex III-9

d) maximum number of options to be granted

Not applicable

e) conditions for the acquisition of shares

Not applicable

f) criteria for setting the price of acquisition or exercise

Not applicable

g) criteria for setting the deadline of acquisition or exercise

Not applicable

h) settlement method

For the variable compensation as Profit Sharing (PPR), settlement is carried out in cash, as provided in items 8.1 and 8.4(a) above, on the payroll jointly with the payment of the PPR.

i) deadline for restriction on the transfer of shares

Not applicable

j) criteria and events which, when confirmed, will result in the suspension, change or annulment of the plan

For the variable compensation as Profit Sharing (PPR) mentioned in items 8.1 and 8.4(a) above, in the event of dismissal, death, disability and retirement, the terms and conditions contained in the 2023 Profit Sharing Program and the JBS Collective Bargaining Agreement will prevail. In addition, in the event of early maturity mentioned in the JBS Collective Bargaining Agreement, the payment terms and conditions mentioned in the respective long-term variable compensation plans will apply.

k) effects from the exit of an executive from the issuer’s entities on his/her rights foreseen in the share-based compensation plan

For the variable compensation as Profit Sharing (PPR) mentioned in items 8.1 and 8.4(a) above, in the event an executive is dismissed by Company for just cause, the Long-Term Variable Compensation that has been granted, under the rules of reservation of rights, will be automatically terminated, in full, regardless of prior notice or compensation of any kind.

8.5. Share-based compensation

No stock options were granted during the last three fiscal years and no grants are expected to be made in the current fiscal year.

8.6. Granting of stock options

No stock options were granted during the last three fiscal years and no grants are expected to be made in the current fiscal year.

8.7. Outstanding stock options

There were no outstanding stock options for the members of the board of directors and the statutory board at the end of the last fiscal year.

Annex III-10

8.8. Options exercised and shares delivered

Fiscal year ended on December 31, 2023
Body	Board of Directors	Statutory Executive Board
Total number of members	N/A	N/A
Number of paid members	N/A	N/A
Number of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Weighted average market value of shares related to options exercised	N/A	N/A
Multiplying the number of options exercised by the difference between the average weighted exercise price and the weighted average market value of shares related to options exercised	N/A	N/A

Fiscal year ended on December 31, 2022
Body	Board of Directors	Statutory Executive Board
Total number of members	N/A	N/A
Number of paid members	N/A	N/A
Number of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Weighted average market value of shares related to options exercised	N/A	N/A
Multiplying the number of options exercised by the difference between the average weighted exercise price and the weighted average market value of shares related to options exercised	N/A	N/A

Fiscal year ended on December 31, 2021
Body	Board of Directors	Statutory Executive Board
Total number of members	N/A	5
Number of paid members	N/A	1
Number of shares	N/A	51,282
Weighted average exercise price	N/A	9.75
Weighted average market value of shares related to options exercised	N/A	N/A
Multiplying the number of options exercised by the difference between the average weighted exercise price and the weighted average market value of shares related to options exercised	N/A	N/A

8.9. Share-based compensation to be delivered directly to beneficiaries.

Not applicable since the Company does not grant, and did not grant, in the last three fiscal years, stock options to be delivered directly to beneficiaries (observing the provisions of items 8.5 to 8.8 above).

8.10. Granting of shares

Not applicable since the Company does not grant, and did not grant, in the last three fiscal years, stock options to be delivered directly to beneficiaries (observing the provisions of items 8.5 to 8.8 above).

Annex III-11

8.11. Shares delivered

Not applicable since the Company does not grant, and did not grant, in the last three fiscal years, stock options to be delivered directly to beneficiaries (observing the provisions of items 8.5 to 8.8 above).

8.12. Pricing of shares/options

a) pricing model

The value for calculating the Long-Term Variable Compensation is by the average price for the last 30 trading sessions, weighted by the volume, of JBS’ share prices on the date it discloses its annual results.

b) data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option life, expected dividends and the risk- free interest rate

The assumption used in the pricing model is the weighted average share price: weighted average of the Company’s share price on B3, by the trading volume in the last 30 (thirty) trading sessions preceding the date in which the Company published its annual results.

c) method adopted, and assumptions assumed to incorporate expected effects of early exercise

Not applicable

d) means of determining expected volatility

The unit value of the long-term incentive is calculated by the average of the last 30 (thirty) trading sessions prior to the date in which the Company published its annual results and is not influenced by the volatility of the share.

e) if any other option characteristic was incorporated into the measurement of its fair value

The Long-Term Variable Compensation is linked to the appreciation of JBS’ shares, in the form of a unit value equivalent to a number of shares and no longer as share purchase options.

8.13. Shares held by body

As declared by the members of the Company’s management, under applicable regulations, the shares held by its corporate bodies, in the fiscal year ended on December 31, 2023, were as follows:

Body	Common Shares	Total
Board of Directors	140,707	0.01%
Executive Board	11,810,776	0.53%
Fiscal Council	0	0%

There are no shares, quotas, and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling companies, or companies controlled or under common control of the Company, held by members of the Board of Directors, Executive Board, or Fiscal Council.

Pursuant to Annex C of CVM Resolution 80, of March 29, 2022, as amended, to avoid duplication, securities held by members of the Board of Directors who are also members of the Executive Board and/or the Fiscal Council were only disclosed as securities held by members of the Board of Directors.

8.14. Private pension plans

Not applicable, as the Company does not offer a private pension plan to members of the Board of Directors or Executive Board on the date of this Reference Form.

Annex III-12

8.15. Minimum, average and maximum compensation

	Board of Directors			Statutory Executive Board			Fiscal Council
	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021
Total number of members	9	9	9	5	5	5	5	4	4
Total number of paid members	8.57	9	9	4.40	5	5	4.33	4	4
Amount of the highest compensation (R$)	986,200	792,000	720,000	58,138,232.37	55,940,575.07	52,686,389	560,613	521,900	443,984
Amount of the lowest compensation(R$)	733,800	763,400	720,000	8,569,693.65	8,154,320.07	9,189,992.16	559,202	443,984	443,984
Average compensation (R$)	956,444	788,822	720,000	24,860,509.09	24,805,452.63	24,219,102.71	559,554	521,900	444,909

8.16.	Control mechanisms / reports

Not applicable since the Company does not have remuneration or compensation mechanisms for managers in the event of dismissal from office or retirement.

8.17. Percentage of compensation to related parties

Fiscal year to end on December 31, 2024
Body	Board of Directors	Statutory Executive Board	Fiscal Council
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members that are related parties to the controlling shareholders (R$)	11.11%	20%	-
Percentage of remuneration for related parties over total paid	11.11%	20%	-

Fiscal year ended on December 31, 2023
Body	Board of Directors	Statutory Executive Board	Fiscal Council
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members that are related parties to the controlling shareholders (R$)	11.11%	20%	-
Percentage of remuneration for related parties over total paid	11.11%	20%	-

Fiscal year ended on December 31, 2022
Body	Board of Directors	Statutory Executive Board	Fiscal Council
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members that are related parties to the controlling shareholders (R$)	11.11%	20%	-
Percentage of remuneration for related parties over total paid	11.11%	20%	-

Fiscal year ended on December 31, 2021
Body	Board of Directors	Statutory Executive Board	Fiscal Council
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members that are related parties to the controlling shareholders (R$)	11.11%	20%	-
Percentage of remuneration for related parties over total paid	11.11%	20%	-

Annex III-13

8.18. Compensation - other roles

The Company did not recognize in its results during the last 3 fiscal years, and there is no amount provisioned in the current fiscal year, of any other compensation other than the ones previously informed in item 8.2.

8.19. Remuneration recognized in the controlling/controlled company

Not applicable

8.20. Other relevant information

The Company submitted to the Annual Shareholders’ Meeting, as a proposal for its annual and overall compensation for management and individual members of the Fiscal Council and the Statutory Audit Committee for the fiscal year of 2024, on an accrual basis, in the amount of up to R$269,342,164.59 (two hundred and sixty-nine million, three hundred and forty-two thousand, one hundred and sixty-four reais and fifty-nine cents). It is important to highlight, however, that this amount covers the compensation of independent members of the Statutory Audit Committee who are not members of the Company’s Board of Directors and/or the Executive Board and/or Fiscal Council - so that the difference between (i) the value submitted to the shareholders’ meeting and (ii) the expected compensation for the 2023 financial year indicated in item 8.2 above refers precisely to the compensation of the independent members of the Statutory Audit Committee.

Regarding the number of paid members of the Fiscal Council, indicated in item 8.2., the Company clarifies that one of the members of this body renounced his remuneration in 2023 and also for the 2024 fiscal year.

There is no other information deemed relevant by the Company to be disclosed in this section 8.

Annex III-14

ANNEX IV TO THE MANAGEMENT’S PROPOSAL FOR THE ANNUAL AND
EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 26, 2024

PROPOSAL FOR RECTIFICATION OF THE PROTOCOL AND MERGER OF
MIDTOWN PARTICIPAÇÕES LTDA. BY JBS S.A. REGARDING
INFORMATION ABOUT THE PROPERTIES TRANSFERRED TO THE
COMPANY AS A RESULT OF THE MERGER

PROTOCOL AND JUSTIFICATION OF THE MERGER OF MIDTOWN
PARTICIPAÇÕES LTDA. BY JBS S.A., SIGNED BETWEEN THE
MANAGEMENT OF MIDTOWN PARTICIPAÇÕES LTDA. AND JBS S.A. ON APRIL 30, 2018

ANNEX III

Transfer of Real Estate Properties

1.1. Considering that the administrations of MIDTOW PARTICIPAÇÕES LTDA., a limited liability company, with headquarters in the city and state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco II, subsolo, sala 06, Vila Jaguara, CEP 05118-100, enrolled under corporate taxpayer’s ID (CNPJ) number 15.425.899/0001-61 and Corporate Registration (NIRE) number 35.226.506.788 (“Midtown”), and JBS S.A., a publicly traded company, with headquarters in the city and state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, enrolled under corporate taxpayer’s ID (CNPJ) number 02.916.265/0001-60 and Corporate Registration (NIRE) number 35.300.330.587 (“JBS” and, jointly with Midtown, the “Parties”) signed, on April 30, 2018, the Protocol and Justification of Merger of Midtow Participações Ltda. by JBS S.A. (“Protocol and Justification”), establishing the terms and conditions of the merger of Midtown by JBS, approved at the Midtown Partners’ Meeting and the JBS Extraordinary General Meeting held on April 30, 2018, with acts registered at the Board of Trade of the State of São Paulo - JUCESP under file numbers 304,774/18 -2 and 304.772/18-5 in a session held on June 29, 2018 (“Merger”), the Parties, as a result of the Merger, require and authorize the Real Estate Registry Offices to record all necessary annotations in light of this Protocol and Justification and the documents that are an integral part of it. The Parties also declare that the registry of each real estate property is independent of the registry of other properties, requesting the separation of the title.

1.2. As required by the applicable municipal legislation, JBS will collect applicable real estate transfer taxes (ITBI), or present the respective certificate of exemption, as applicable, to the competent Offices of Real Estate Registries.

1.3. The Parties list below the registries of the properties transferred to JBS as a result of the Merger:

REGISTRATION 129 - ROLIM DE MOURA/RO

Land Lot 01, Gleba 11, of the Integrated Colonization Project “GY-PARANÁ” Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 97.2787 ha (ninety-seven hectares, twenty-seven ares and eighty-seven centiares) with following boundaries and territorial limits: NORTH: Land Lot 102 of Gleba 11; EAST: Land Lot 08 of Gleba 09, which is separated from Land Lot 08 by the side road of Linha K-192; SOUTH: Land Lot 08 of Gleba 12, which is separated from Land Lot 08 by the side road of Linha L-25; WEST: Land Lot 02 of Gleba 11, PROPERTY registered with INCRA under number 001.155.015.130-0, with a total area of 100.0 ha, with a Fiscal Module 0.78, and a minimum fraction of 30.00 ha, paid in 1984. OWNER: INSTITUTO NACIONAL DE COLONIZAÇÃO E REFORMA AGRÁRIA - INCRA: PREVIOUS REGISTRY: AV-2/1.062 on page 173 of book 02-D, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

Annex IV-1

REGISTRATION 409 - ROLIM DE MOURA/RO

Land Lot 03, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 99.3941 ha (ninety-nine hectares, thirty-nine ares and forty-one centiares) with following boundaries and territorial limits: NORTH: With Land Lot 102 of Gleba 11, along Linha C-23; EAST: With Land Lot 02 of Gleba 11; SOUTH: With Land Lot 6 of Gleba 12, which is separated from Land Lot 06 by the side road of Linha C-25; WEST: With Land Lot 04 of Gleba 11. OWNER: JOSÉ CLAUDIO DA CRUZ, Brazilian, married, farmer, enrolled under individual taxpayer ID (CPF) number 079.934.201-72, resident and domiciled in this Municipality and District of Rolim de Moura - RO. PREVIOUS REGISTRY: R-1-7.722, on page 102 of book 2-AC, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 984 - ROLIM DE MOURA/RO

Land Lot 02, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 98.4758 ha (ninety-eight hectares, forty-seven ares and fifty-eight centiares) with following boundaries and territorial limits: NORTH: With Land Lot 102 of Gleba 11; EAST: With Land Lot 1 of Gleba 11; SOUTH: With Land Lot 7 of Gleba 12, which is separated from Land Lot 7 by the side road of Linha 25; WEST: With Land Lot 3 of Gleba 11. PROPERTY registered with INCRA under number 001.155.015.121-0, with a total area of 100.0 ha, with a Fiscal Module 0.80, and a minimum fraction of 30.00 ha. Paid in 1986. OWNER: ADEMILSON DE ALMEIDA, Brazilian, married, farmer, holder of Identity Card (RG) number 196.097-SSP/ES and enrolled under individual taxpayer ID (CPF) number 215.604.717-00, resident and domiciled in this Municipality and District of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-1-7.722, on page 168 of book 2-AD, in the Real Estate Registry Office of the District of Porto Velho, State of Rondônia. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 6299 - ROLIM DE MOURA/RO

Land Lot 5-A, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 24.6134 ha (twenty-four hectares, sixty-one ares and thirty-four centiares) with following boundaries and territorial limits: NORTH: With Land Lot 9 of Gleba 11, continuing for an extension of 122.60 meters, from mark M-110 to M-110-A; EAST: With Land Lot 5-remnant of Gleba 11, continuing for an extension of 1,971.16 meters, from mark M-110-A to M-40-A; SOUTH: With Land Lot 4 of Gleba 12, continuing for an extension of 127.20 meters, from mark M-40-A to M-41; EAST: With Land Lot 6 of Gleba 11, continuing for an extension of 1,9720.26 meters, from mark M-41 to M-110. PROPERTY registered with INCRA under number 001.155.010.421-2 and with the Federal Revenue Service, under number 0007481-0. OWNER: MARIA DE LOURDES BRÓGIO, Brazilian, widow, housewife, holder of Identity Card (RG) number 1.321.471- SSP/PR and enrolled under individual taxpayer ID (CPF) number 307.673.262-53, resident and domiciled at Linha 25, Km 06, exit to Pimenta Bueno, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R-2-1.107, sheet 1 of Book 2, of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

Annex IV-2

REGISTRATION 8906 - ROLIM DE MOURA/RO

Land Lot 6-A-1, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.4417 ha (four hectares, forty-four ares and seventeen centiares) with following boundaries and territorial limits: NORTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 122.87 meters, from mark M-41-B1 to M-41-A-1; EAST: With Land Lot 5-A of Gleba 11, continuing for an extension of 354.99 meters, from mark M-41-A-1 to M-41-A; SOUTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 128.10 meters, from mark M-41-A to M-41-B; WEST: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 353.09 meters, from mark M-41-B to M-41-B-1. PROPERTY registered with INCRA under number 001.155.028.762-7. OWNER: ANTONIO MICHELS PIVA, Brazilian, married under the Partial Community of Property Regime with Mrs. Sueli Marcon Piva, industrialist, holder of Identity Card (RG) number 000.524.407-SSP/RO and enrolled under individual taxpayer ID (CPF) number 079.604.842-87, resident and domiciled at Avenida Porto Velho, 4218, Bairro Centro, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R- 1-6.298, sheet 1 of Book 2-AI of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 9043 - ROLIM DE MOURA/RO

Land Lot 6-A-1, Gleba 11, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.4417 ha (four hectares, forty-four ares and seventeen centiares) with following boundaries and territorial limits: NORTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 122.87 meters, from mark M-41-B1 to M-41-A-1; EAST: With Land Lot 5-A of Gleba 11, continuing for an extension of 354.99 meters, from mark M-41-A-1 to M-41-A; SOUTH: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 128.10 meters, from mark M-41-A to M-41-B; WEST: With Land Lot 6-A Remnant of Gleba 11, continuing for an extension of 353.09 meters, from mark M-41-B to M-41-B-1. PROPERTY registered with INCRA under number 001.155.028.762-7. OWNER: ANTONIO MICHELS PIVA, Brazilian, married under the Partial Community of Property Regime with Mrs. Sueli Marcon Piva, industrialist, holder of Identity Card (RG) number 000.524.407-SSP/RO and enrolled under individual taxpayer ID (CPF) number 079.604.842-87, resident and domiciled at Avenida Porto Velho, 4218, Bairro Centro, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: R- 1-6.298, sheet 1 of Book 2-AI of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRATION 9400 - ROLIM DE MOURA/RO

Land Lot 8-B of Gleba 10, of the Integrated Colonization Project Gy-Paraná Setor Rolim de Moura, located in the Municipality and District of Rolim de Moura, State of Rondônia; area 4.00 ha (four hectares) with following boundaries and territorial limits: To the north, at mark M-08, facing Land Lot 10, which is separated by the domain lane of Linha 27 to mark M-08-A, in the direction of Azv 89°31’19”, continuing for an extension of 15.00 meters; continuing and facing Gleba 8C, a remnant from registry 9,392 of the Real Estate Registry Office of the District of Rolim de Moura, in the following Azv directions and extensions: up to mark M-08-B, in the direction of Azv 180°41’15”, continuing for an extension of 736.61 meters, reaching mark M-08-C, in the direction of Azv 90°41’15”, continuing for an extension of 84.21 meters, reaching mark M-91-B, in the direction of Azv 180°41’15”, continuing for an extension of 290.86 meters, reaching and facing Lot 8-A of Gleba 10, separated by the Rio Bambu river until reaching mark M-91-A, continuing for an extension of 100.00 meters, reaching and facing Land Lot 7 of Gleba 10 and mark M-08, in the direction of Azv 0°41’15”, continuing for an extension of 1,062.69 meters until reaching the starting point of this description, totaling an area of 40,000.00 m² or 4.0000 acres. Property registered with INCRA under number 0000518296175, minimum faction of 4.00 ha, rural module 0.53, fiscal module 0.55, total area of 33.4000 ha. OWNERS: JOSÉ COLITO, Brazilian, farmer, holder of Identity Card (RG) number 3.393.5-84-SSP/SP and enrolled under individual taxpayer ID (CPF) number 136.932.559-20, married under the Community of Property Regime with Mrs. NOÊMIA CAVALCANTE COLITO, residents and domiciled at Avenida Boa Vista, 4950, in the City of Rolim de Moura, State of Rondônia. LUCAS COLITO, Brazilian, single, holder of Identity Card (RG) number 385.302-SSP/RO and enrolled under individual taxpayer ID (CPF) number 257.887.809-49, resident and domiciled at Avenida Boa Vista, 4950, in the City of Rolim de Moura, State of Rondônia. PREVIOUS REGISTRY: 9,392, sheet 1 of Book 2-BA, of this Registry Office. In witness whereof. Official (A.A) Bel. ALGMAR JOSÉ DE MESQUITA - OFFICIAL.

Annex IV-3

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,472,766.13 (one million, four hundred and seventy-two thousand, seven hundred and sixty-six reais and thirteen cents).

REGISTRY 459 - SENADOR CANEDO/GO

PROPERTY: A RURAL LAND at FAZENDA VARGEM BONITA, in this municipality, with an area of 136.1540 hectares, with the following boundaries and limitations: “Begins on mark 01, on the boundaries of Companhia de Distritos Industriais de Goiás (GOIAS INDUSTRIAL) at the southeastern end of the area, in the direction of 7º10‘NW, continuing for an extension of 1,528.60 meters, facing Goiás hortigranjeiro until mark 01-A of the dam that supplies the central pivot of Goiás hortigranjeiro, continuing downstream to mark 06 and in the SE direction to 54º42’11“NW, continuing for an extension of 205 meters, facing Curtume Centro-Oeste S/A until mark 05 located on the right-of-way of the Railway network, where it follows the fence, in the direction of 39-09’SW, continuing for an extension of 114.40 meters, then in the direction of 46º02’SW, continuing for an extension of 100 meters, then in the direction of 66º00’SW, continuing for an extension of 118 meters, then in the direction of 87º45’SW, continuing for an extension of 117 meters, then in the direction of 89º37“SW, continuing for an extension of 56.5 meters until reaching mark 03, from where it heads in the direction of 39º49 ‘SW, continuing for an extension of 598.2 meters, reaching mark 04, located on the left bank of the Rio Meia Ponte river, heading downstream to the bridge of Rodovia GO- 020, Goiânia - Bela Vista de Goiás and follows along this highway in the direction of 59º44’SE, continuing for an extension of 365.6 meters and then in the direction of 49º41’SE, continuing for an extension of 196 meters, reaching mark 05, which faces a subdivision of several farms, in the direction of 87º19‘ME, continuing for an extension of 420.5 meters, reaching mark 6 in the direction of 78º36’SE, continuing for an extension of 653 meters and reaching mark 02 where the description was initiated. The property has also undergone improvements.

ACQUISITION TITLE: - R.01-3,150 and Registry number “9,035” of Book 2 of the General Registry of the 4th Real Estate District of Goiânia - Goiás.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$13,289,988.54 (thirteen million, two hundred and eighty-nine thousand, nine hundred and eighty-eight reais and fifty-four cents).

REGISTRY 17,468 - 1ST REAL ESTATE REGISTRY OFFICE OF NOVA ANDRADINA/MS.

PROPERTY: A RURAL AREA WITH 41.52053 HECTARES, called “ESTÂNCIA SÃO JOSÉ”, located in the City and District of Nova Andradina, state of Mato Grosso do Sul, and with the following magnetic azimuths, distances and boundaries: NORTH - Estancia Santa Clara; SOUTH - Manoel Rodrigues Gomes; EAST - Highway BR-376; WEST - Córrego do Baile and bordering Estância Santa Clara de Independência Indústria e Comércio de Carnes Ltda. and following the boundary, in the direction of azimuth 145º08’20”, continuing for an extension of 130.57 meters to mark M2, following the same boundary in the direction of azimuth 151º39’11”, continuing for an extension of 1,494.63 meters to mark M3, located on the border with the Santa Clara Estancia de Independência Indústria e Comércio de Carnes Ltda. and along Highway BR-376 and following the highway boundary, in the direction of azimuth 242º13’23”, continuing for an extension of 253.50 meters to mark M4, located along highway BR-376 and bordering the Manoel Rodrigues Gomes area, following the boundary in the direction of azimuth 331º32’55”, continuing for an extension of 1,594.03 meters until reaching mark M5 located on the border with the Manoel Rodrigues Gomes area and the left bank of the Baile stream, continuing upstream of the referred stream, on its left bank, for an extension of 249.77 meters until reaching mark M1 and ending the measurement of the property’s total area. Descriptive memorandum dated December 14, 1999, signed by Engineer Agrimensor Ademilson Ap. de Freitas - CREA MS 2976/D. INCRA = CCIR 1996/1997 on behalf of Vicente Ribeiro Garcia - name of the property (Sítio Maria Julia) - Property code 913.146.004.669-6 - total area (ha) 40.3 - fiscal module 40 ha - tax module 1.00 - minimum fraction of 3.0 ha.

Annex IV-4

ACQUISITION TITLE = Registered under number 13 of Registry 11723 on page 02 on 8/12/98; and as number 02 of Registry 17467 on page 01 on 3/27/2000 in Book 2 of this Registry Office. Nova Andradina-MS, March 27, 2000. Fees: R$15.91.

CONSTRUCTION

AV.01 = 17468 = Nova Andradina-MS, March 27, 2000. - I certify that in addition to registry 11723, in Book 2 of this Registry Office, a CIVIL CONSTRUCTION is recorded under number 16, with an area of 15,125.32 m2 (fifteen thousand, one hundred and twenty-five point thirty-two square meters). - The following documents were presented: Projects and ART (Technical Responsibility Note) 692601 and 692710, signed by Architect Eduardo Augusto Lagarrigue - CREA 7550-D-SC - 7832-V-MS; Debt Clearance Certificate 038071999-21629001 issued by the Collection and Inspection Division of the INSS on 7/15/1999; Construction Permit number 093/98, dated 8/26/1999, and number 079/99, dated 8/18/1999; Certificate of Occupancy numbers 044/99 and 045/99 dated 9/03/1999; and Certificate 046/99, dated 9/03/1999 issued by the Public Works Department of the local City Hall.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$226,479.61 (two hundred and twenty-six thousand, four hundred and seventy-nine reais and sixty-one cents).

REGISTRY 17,267 - 1ST REAL ESTATE REGISTRY OFFICE OF NOVA ANDRADINA/MS.

PROPERTY: A RURAL AREA WITH 16.2200 HECTARES, dismembered from a larger area of Estância Santo Antonio, originally constituted by LAND LOTS 17, 18 and 19 of Gleba “A” and part of LAND LOT 125 of Gleba Tokyo, located in the City and District of Nova Andradina-MS, with the following magnetic azimuths, distances and boundaries: NORTH - Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda); SOUTH - Estância São José (property owned by Independência Ind. E Com. de Carnes Ltd.); EAST - Highway BR-376; WEST - Córrego do Baile. The property begins at mark M1, located on the border with Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda) and follows Highway BR-376, in the direction of azimuth 242º20’18”, continuing for an extension of 70.00 meters, reaching mark M2, located along Highway BR-376 on the border with Estância São José (property owned by Independência Ind. E Com. de Carnes Ltda), following in the direction of azimuth 331º39’11”, continuing for an extension of 1,494.63 meters to mark M3, following the same border in the direction of azimuth of 325º08’21”, continuing for an extension of 130.57 meters to mark M4, located on the border with Estância São José (property owned by Independência Ind. e Com. de Carnes Ltda) and on the left bank of Córrego do Baile, following upstream on the left bank for an extension of 122.80 meters until reaching mark M5, located on the left bank of the Córrego Baile and on the border of Estância Santo Antonio (remnant of a property owned by Tumiarú Participações e Administração S/C Ltda), following in the direction of azimuth 151º39’11”, continuing for an extension of 1,250.00 meters until reaching mark M6, following the same border in the direction of azimuth of 242º20’16”, continuing for an extension of 38.00 meters until reaching mark M7, following the same border in the direction of azimuth of 151º39’11”, continuing for an extension of 377.00 meters until reaching mark M1 and ending the measurement of the property’s total area. Descriptive memorandum dated August 06, 1999, signed by Engineer Agrimensor Ademilson Ap. de Freitas - CREA MS 2976/D. INCRA = CCIR 1998/1999 on behalf of Frigorífico Independência Ltda. (Fazenda Santo Antonio), with the following characteristics: Property code 913.146.004.960-1 = total area 95.7 ha = Fiscal module (ha) 40 = number of fiscal modules 2.39 = Min. Fraction (ha) 3.0.

ACQUISITION TITLE: Registered under number 29 of Registry 8557 on page 04 of Book 2 of this Registry Office, on 11/14/1995. Nova Andradina-MS, September 23, 1999. Fees: R$15.91.

Annex IV-5

LEGAL RESERVE AV.03 = 17267 = Nova Andradina-MS, September 23, 1999. - I certify that the deed referred to in R.01 contains an existing LEGAL RESERVE on 20% (twenty percent) of the property on this registry, which may not be removed or intended for reforestation, pursuant to Law 4,771, of 9/15/1965 and Law 7,803, of 7/18/1989. CONSTRUCTION Av. 05 = 17267 - Nova Andradina MS, November 30, 2004. - This registry was prepared pursuant to the requests made to the Official of this Registry Office, signed in this city on 7/10/2004, to include the building structures existing in the property in this registry, with a total area of4,864.44 (four thousand eight hundred and sixty-four point forty-four) square meters; 2 - PHYSICAL-CHEMICAL AND MICROBIOLOGICAL ANALYSIS LABORATORY, with an area of 150.06 (one hundred and fifty point zero six) square meters; 3 - DINING ROOM AND KITCHEN, with an area of 536.55 (five hundred and thirty-six point fifty-five) square meters; 4 - REST AREA, with an area of 150.06 (one hundred and fifty point zero six) square meters; and 5 - DRESSING ROOM, LAUNDRY ROOM AND AUDITORIUM, measuring 518.33 (five hundred and eighteen point thirty-three) square meters; according to the documents presented: - Debt Clearance Certificate, issued by the INSS on 9/28/2004; - Construction Permit numbers 081/99, of 8/25/1999, and 004/2000, of 1/28/2000, CERTIFICATE OF OCCUPANCY numbers 017/2001 and 018/2001, of 2/28/2001, issued by the Construction Department of the local City Hall; - architectural projects signed by civil engineers Paulo Mokarzel = CREA/SP 0600696871, José Carlos Teixeira = CREA/MS 5525 and Jorge Juscelino Corrêa = CREA/MS 4737. - Fees R$24.57. FUNJECC R$0.74. CHART J R$9.45.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$226,479.61 (two hundred and twenty-six thousand, four hundred and seventy-nine reais and sixty-one cents).

REGISTRY 24,344 - PONTES E LACERDA/MT

A RURAL AREA named “SÍTIO ESTÂNCIA NOVA VIDA”, located in the Municipality of Pontes e Lacerda, State of Mato Grosso, with an area of 6.5197-ha (six hectares, fifty- one ares and ninety-seven centiares) of land, within the following distances and boundaries: Begins at mark M-31-A, bordering the properties of Simão Rodrigues Zambrana and Alípio Gomes do Nascimento; then bordering the properties of Alípio Gomes do Nascimento, in the direction of azimuth 131º56’54”, continuing for an extension of 246.18 meters, reaching mark M-31B (crossing the Rio Branco) along the right bank and downstream of the Rio Branco, in the direction of azimuth of 206º44’21”, for an extension of 263.26 meters, reaching mark M-30, on the right bank of the Rio Branco and bordering the properties of Simão Rodrigues Zambrana, on the following azimuths and distances: 286º17’36” and 179.99 meters, until mark M-31 (crossing the Rio Branco); 017º19’55” and 370.46 meters, until mark M-31-A, the initial mark of this property.\\\\\DESCRIPTIVE MEMORIAL AND MAP prepared and dated according to Registry 309 of this Property’s Registry, by the Technical Responsible, Mr. Charlemagne Caixeta Oliveira, under National Registry: 140.467.965-0, ABP accredited code of the Technical Responsibility Note - ART n. 454441, paid on 06/29/2009, in the amount of R$30.00 (thirty reais)\\\\\OWNERS: Mr. NIVALDO DA CRUZ BORGES, Brazilian, legally separated, farmer, holder of Identity Card (RG) number M-642.278-SSP/MG, enrolled under individual taxpayer ID (CPF) number 123.665.796-91, resident and domiciled in the Municipality of Comodoro-MT, at Sítio Nossa Senhora Aparecida, Gleba Bananal and Mrs. ROSA MADALENA DE PAULA, Brazilian, legally separated, farmer, holder of Identity Card (RG) number 20.853.486-SSP/SP, enrolled under individual taxpayer ID (CPF) number 687.833.536-15, resident and domiciled in this Municipality, at Avenida Joaquim Gomes de Souza, n. 1356, Centro./////PREVIOUS REGISTRY: 309 of 05/20/1986, Book 2 of this Registry Office.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,205,951.83 (one million, two hundred and five thousand, nine hundred and fifty-one reais and eighty-three cents).

Annex IV-6

REGISTRY 18,186 - PONTES E LACERDA/MT

Located in the Municipality and District of Pontes e Lacerda, State of Mato Grosso, named “Estância São Jorge”, with an area of 42.6553-ha (forty-two hectares, sixty-five ares and fifty-three centiares) of land, with the following characteristics: DISTANCES AND BOUNDARIES: NORTH, Vicinal Road; EAST, Aneliton Benedito Alves do Nascimento; SOUTH, Rio Branco; WEST, Luiz Alberto Cabeira Carpi and Rosa Madalena de Paula (remnant). DESCRIPTION OF THE PERIMETER: Beginning on mark M47, with rectangular plane coordinates, calculated in the UTM system N - 8,321,237.73 meters and E = 251,138.40 meters (referring to the Central Meridian of 057º WGr and the equator), bordering the property of Luiz Alberto Cabeira Carpi, with the right-of-way of the local road; following the right-of-way of the local road towards Pontes e Lacerda-Matadouro Municipal, with a flat azimuth of 91º21’35 and a distance of 105.77 meters (one hundred and five meters and seventy-seven centimeters), until reaching M01, fixed to the right-of-way of the local road and bordering the property of Aneliton Benedito Alves do Nascimento; from here, continues along the property of Aneliton Benedito Alves do Nascimento, with the following flat azimuths and distances: 168º41’20” and 622.29 meters (six hundred and twenty-two meters and twenty-nine centimeters), up to M04; 122º05’18” and 376.58 meters (three hundred and seventy-six meters and fifty- eight centimeters), until mark M08, bordering the property of Aneliton Benedito Alves do Nascimento, with the right bank of the Rio Branco; following to the right bank downstream of the Rio Branco, with the following flat azimuths and distances: 241º44’35” and 85.20 meters (eighty-five meters and twenty centimeters), to mark D10; 244º37’28” and 61.71 meters (sixty-one meters and seventy-one centimeters), to mark D11; 168º20’47” and 32.23 meters (thirty-two meters and twenty-three centimeters), to mark D12; 191º45’41” and 16.78 meters (sixteen meters and seventy-eight centimeters), to mark D13; 258º44’37” and 21.31 meters (twenty-one meters and thirty-one centimeters), to mark D14; 301º20’08” and 45.46 meters (forty-five meters and forty-six centimeters), to mark D15; 224º18’58” and 25.80 meters (twenty-five meters and eighty centimeters), to mark D16; 268º32’36” and 84.60 meters (eighty-four meters and sixty centimeters), to mark D17; 265º22’18” and 61.34 meters (sixty-one meters and thirty- four centimeters), to mark D18; 223º37’06” and 50.90 meters (fifty meters and ninety centimeters), to mark D19; 267º31’57” and 66.63 meters (sixty-six meters and sixty-three centimeters), to mark D20; 222º27’25” and 28.14 meters (twenty-eight meters and fourteen centimeters), to mark D21; 255º19’05” and 55.06 meters (fifty-five meters and six centimeters), to mark D22; 184º48’41” and 44.28 meters (forty-four meters and twenty-eight centimeters), to mark D23; 157º04’43” and 17.58 meters (seventeen meters and fifty-eight centimeters), to mark D24; 275º36’01” and 53.27 meters (fifty-three meters and twenty-seven centimeters), to mark D25; 232º43’43” and 42.09 (forty-two meters and nine centimeters), to mark D26; 293º39’00” and 28.27 meters (twenty-eight meters and fifty-seven centimeters), to mark D27; 211º41’02” and 32.96 meters (thirty- two meters and ninety-six centimeters), to mark D28; 206º25’52” and 62.95 meters (sixty-two meters and ninety-five centimeters), to mark D30; 219º33’18” and 76.46 meters (seventy-six meters and forty-six centimeters), until reaching mark M31, on the right bank of the Rio Branco, bordering the property of Rosa Madalena de Paula (Remnant); from there, continues bordering the property of Rosa Madalena de Paula (Remnant), with a flat azimuth of 311º56’40” and a distance of 177.36 meters (one hundred and seventy-seven meters and thirty-six centimeters), until mark M40, bordering the property of Rosa Madalena de Paula (Remnant), with the property of Luiz Alberto Cabeira Carpi; from here, continues bordering the property of Luiz Alberto Cabeira Carpo, with a flat azimuth of 15º52’56” and a distance of 1,145.85 meters (one thousand, one hundred and forty-five meters and eighty-five centimeters), until reaching mark M47, the starting point of the perimeter.

DESCRIPTIVE MEMORIAL AND MAP, prepared on 10/14/2001, by the Technical Responsible, Genézio Moreira da Silva, Agricultural Engineer, registered with CREA Minas Gerais under nº 27862/D, VISA 2669 -MT, under Technical Responsibility Note - ART nº 33M 031174, paid on 09/30/2002.====================================== ====

OWNERS: Mr. NIVALDO DA CRUZ BORGES, Brazilian, legally separated, farmer, holder of Identity Card (RG) number M-642.278-SSP/MG, enrolled under individual taxpayer ID (CPF) number 123.665.796-91, resident and domiciled in the Municipality of Comodoro-MT, at Sítio Nossa Senhora Aparecida, Gleba Bananal and Mrs. ROSA MADALENA DE PAULA, Brazilian, legally separated, farmer, holder of Identity Card (RG) number 20.853.486-SSP/SP, enrolled under individual taxpayer ID (CPF) number 687.833.536-15, resident and domiciled in this Municipality, at Avenida Joaquim Gomes de Souza, n. 1356, Centro.================================

PREVIOUS REGISTRY: M-309 of 05/20/1986, Book 02, of this Registry Office. In witness whereof. Official.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$1,205,951.83 (one million, two hundred and five thousand, nine hundred and fifty-one reais and eighty-three cents).

Annex IV-7

REGISTRY 856 - PORTO ALEGRE DO NORTE/MT

An rural area located in the Municipality of Confresa, District of Porto Alegre do Norte, State of Mato Grosso, with an area of 128.272ha (one hundred and twenty-eight hectares, twenty-seven ares, and twenty-eight centiares), separated from a larger area of 218.2625ha, object of registration 313, of this Registry Office, called INDEPENDÊNCIA S/A, with the following distances and boundaries: beginning on mark MP-20, with UTM coordinates E 429.786.5352m and N 8.827.177.5284m, set in the right-of-way of Road R-1, currently MT 430 and the left banks of the Sabino River; in the direction of 97º52’34” Az and a distance of 895.024m to the mark MP-02, with coordinates E 430.673.1161m and N 8.827.054.8817m, confronting the right-of-way of Road R-1, currently MT 430; in the direction of 178º26’45” Az and a distance of 605.458m to the mark MP-03, with coordinates E 430.689.5379M and N 8.826.449.6468m, bordering the property of Ind. area. Frig. Confresa Imp. e Exp. LTDA; in the direction of 97º15’31” Az and a distance of 498.546m to mark MP-04, with the coordinates E 431.184,0881m and N 8.826.386,6558m, bordering the property of dismembered lands of Ind. Frig. Confresa Imp. e Exp. in the direction of 7º09’06” Az and a distance of 838.632m to mark MP-08, with coordinates E 429.690.9806m and N 8.826.869.5247m, bordering the property registered under 313/CRI/PAN- MT; in the direction of 57º35’55” Az and a distance of 17.111m to the mark MP-09, with coordinates E 429.705.4274 and N 8.826.878.6934m, on the left bank of the Sabino River as its natural border; in the direction of 21º28’16” Az and a distance of 17.880m to the mark MP-10, with coordinates E 429.711.9722m and N 8.826.895.3330m, on the left bank of the Sabino River as its natural border; in the direction of 47º56’30” Az and a distance of 83.460m to the mark MP-11, with coordinates E 429.773.9384m and N 8.826.951.2417m, on the left bank of the Sabino River as its natural border; in the direction of 324º08’49” Az and a distance of 54.072m to the mark MP-12, with coordinates E 429.742.2680m and N 8.826.995.0683m, on the left bank of the Sabino River as its natural border; in the direction of 329º54’17” Az and a distance of 31.662m to the mark MP-13, with coordinates E 429.726.3913m and N 8.827.022.4623m, on the left bank of the Sabino River as its natural border; in the direction of 108º30’09” Az and a distance of 58.854m to the mark MP-14, with coordinates E 429.782.2032m and N 8.827.003.7852m, on the left bank of the Sabino River as its natural border; in the direction of 323º18’26” Az and a distance of 91.781m to the mark MP-15, with coordinates E 429.727.3615m and N 8.827.077.3800m, with the left edge of the Sabino River as its natural border; in the direction of 338º17’31” Az and a distance of 25.624m to the mark MP-16, with coordinates E 429.717.8838m and N 8.827.101.1866m, on the left bank of the Sabino River as its natural border; continuing upstream in the direction of 18º07’57” Az and a distance of 23.397m to the mark MP-17, with coordinates E 429.725.1654m and N 8.827.123.4219, with the left bank of the Sabino River as its natural border; continuing upstream in the direction of 20º14’10” Az and a distance of 11.159m to the mark MP-18, with coordinates E 429.729.0251 and N 8.827.133.8920m, on the left bank of the Sabino River as its natural border; continuing upstream in the direction of 109º21’52” Az and a distance of 76.337m to the mark MP-19, with coordinates E 429.801.0440m and N 8.827.108.5802M, with the left bank of the Sabino River as its natural border; continuing upstream in the direction of 348º07’00” Az and a distance of 70.458m to the mark MP-20, the starting point of this perimiter, with coordinates E 429.786.5352m and N 8.827.177.5284m, with the left bank of the Sabino River as its natural border, and remaining area registered under 313/CRI/PAN-MT. Everything according to the descriptive memorial and map, prepared and signed by José Wanderley Sudário Esteves, CREA TD 4142/MT, ART 327935, paid by OWNERS: ILSE THEREZINHA CUNHA, Brazilian, widow, retired, holder of Identity Card (RG) number 3839442, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 892.510.081-91, resident and domiciled at Rua Castelo Branco, nº 49, Lote 20, in the City of Confresa MT; ANGELITA MARIA DA CUNHA, Brazilian, single, business administrator, holder of Identity Card (RG) number 5035415, SPTC/GO, enrolled under individual taxpayer ID (CPF) number 532.642.741-91, resident and domiciled at Avenida T-2, nº 1.441, Setor Bueno, in the City of Goiânia - GO; JAIRO MIGUEL DA CUNHA, Brazilian, single, farmer, holder of Identity Card (RG) number 1401844, SSP/GO, enrolled under individual taxpayer ID (CPF) number 350.130.011-53, resident and domiciled at Fazenda Tispaju, in the City of Confresa - MT; SIMONE REGINA DA CUNHA, Brazilian, speech therapist, holder of Identity Card (RG) number 3239125- 3020266, SSP-GO, enrolled under individual taxpayer ID (CPF) number 833.982.951- 34, married to FERNANDO MENDES PEREIRA, Brazilian, civil engineer, holder of Identity Card (RG) number 3138750, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 806.325.301-97, resident and domiciled at Rua Caiçara, Quadra 136-A, Lote 01/10, Apartamento 103, Setor dos Afonsos, in the City of Aparecida de Goiânia - GO; JUSSARA INÊS DA CUNHA PIETROBON, Brazilian, housewife, holder of Identity Card (RG) number 1981159-4 SSP/MT, enrolled under individual taxpayer ID (CPF) number 369.194.541-49, married to VILSON PIETROBON, Brazilian, salesman, holder of Identity Card (RG) number 2078051-6, SSP-MT, enrolled under individual taxpayer ID (CPF) number 274.226.230-04, resident and domiciled at Rua JK, nº 105, in the City of Confresa - MT; and PAULO ROBERTO DA CUNHA, Brazilian, single, entrepreneur, holder of Identity Card (RG) number 3748650, DGPC/GO, enrolled under individual taxpayer ID (CPF) number 274.137.641-72, resident and domiciled at Rua 13 de Maio, nº 43, Centro, in the City of Confresa - MT. The Property belongs to the co- owners, in the following proportions: Fifty percent (50%) to Ilse Therezinha Cunha and the other fifty percent (50%) belongs to the other owners, in the proportion of ten percent (10%) of the total area for each of them, according to R-02 and 03 of Registration 313, of this Registry Office. CCIR DATA (2003/2004/2005) - situation until 2005: Property Name: Fazenda Tispaju. Owner: Ilse Therezinha Cunha, CPF: 892.510.081-91; Rural Property Code 950.076.924.245-2; CCIR 06568384058; Personal Code: 05.573.533-9; Location: Projeto Tapiraguaia I, Lot 19 and 2, Confresa - MT. Total Area: 248.00ha. with 0.00 in Rural Module of 0.0ha and 3.10 Fiscal Module of 80.0 ha each. Minimum Equal Fraction of 4.0ha. Small Property. PREVIOUS REGISTRY: R-02-313 and R-03-313, AV-06-313, Registry 313, Book 02, of Registry Office 1 of Porto Alegre do Norte - MT. Fees: R$39.40. Porto Alegre do Norte - MT - December 01, 2008. I, Vianei Baltasar Perius, Officer, typed, verified and signed.

Annex IV-8

AV-02-856 (Protocol 1.975, on 11/28/2008, page 704). At the foot of registry 313, Book 02, of this Registry Office, there is a record of an institution providing easement for the disposal of effluents, applicable to the property covered by this registry, with the following text: R-05-313 (Protocol 1.507, on 11/08/2007, page 524). By Public Deed of Purchase and Sale, drawn up on page 81/83, Book 01, by the Notary of the 2nd Notary’s Office and Civil Registry Office of Confresa MT, dated August 16, 2007, registered under R-02-982, The property subject to this registration 313 was registered with the following Effluent Drain Easement: The parties, by mutual agreement, established that within the remaining area, subject to registry 313, there will be a channel for draining effluents from the decantation ponds - perpetual easement of passage or access from CONFRIG to the Sabino River, with an area of 1,116.50 m2 (thousand one hundred and sixteen meters and fifty square centimeters). The Dominant Building is Property registry 682 of the Registry Office of Porto Alegre do Norte - MT, owned by INDÚSTRIA FRIGORÍFICA CONFRESA IMPORTAÇÃO E EXPORTAÇÃO LTDA, a legal entity under private law limited liability company, enrolled under corporate taxpayer (CNPJ/MF) number 08.779.949/0001-43 and State Registration No. 13.336.982-0, with headquarters at Rodovia MT 430, KM 07, snº, Rural Zone, in the Municipality of Confresa - MT. The Easement is registered under 03 -382; registry 682 of the dominant property. In witness whereof. Fees: R$7.80. Porto Alegre do Norte - MT - December 01, 2008 I, Vianei Baltasar Perius, Officer, typed, verified and signed.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$772,186.86 (seven hundred and seventy-two thousand, one hundred and eighty-six reais and eighty-six cents).

REGISTRY 12.083 - PARAÍSO DO TOCANTINS/TO

A rural area consisting of parts of Lots 86 and 99 of Loteamento São José, Gleba 01, with an area of 34.8025 ha (thirty-four hectares, eighty ares and twenty-five centiares), separated from an area of 79.9875 ha (seventy-nine hectares ninety-eight ares and seventy-five centiares), located in the municipality of Paraíso do Tocantins - TO, with the following distances and boundaries: description of the perimeters: The perimeter described below begins at the mark 18, defined by coordinates N: 8864085.406 m and E: 731270.633 m, located where the Gleba confronts the Industrial Park and with the Remaining Area of registry 1,343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladson Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, in the direction of the Industrial Park with the following azimuths and distances: up to mark 19, defined by coordinates N: 8864082.562 m and E: 731273.200 m, with azimuth of 137º55’50’’ and distance of 3,831 m, to mark 20, defined by coordinates N: 8863999.562 m and E: 731447.286 m, with azimuth of 115º29’26’ and distance of 192,860 m, to mark 21, defined by coordinates N: 731447.286 m, with azimuth of 101º12’57’’ and distance of 469,689 m, to mark 22, defined by coordinates N: 8863825.340m and E: 731447.286 m, with azimuth of 114º09’47’’ and distance of 202,440 m, in direction of the right-of- way of Federal Highway BR-153, for 40.00 m, to mark 23, defined by coordinates N: 8863503.956m and E: 732055.152m, with azimuth of 186º39’55’’ and a distance of 323.571m, in the direction of the property of Djalma C. Santana, to mark 24 defined by coordinates N: 8863497.053m and E: 731990.767m, with azimuth of 263º52’50’’ and a distance of 64.754m, in the direction of the property of Independência S.A to mark 25, defined by coordinates N: 8863498.778m and E: 731986.269m, with azimuth of 290º58’53’’ and a distance of 4,818m, to mark 26, defined by coordinates N: 8863507.244m and E:731985.483m, with azimuth of 354º41’52’’ and a distance of 8.502m, to mark 27, defined by coordinates N: 8863499.293m and E: 731976.087m, with azimuth of 229º45’36’’ and a distance of 12.309m, to mark 28, defined by coordinates N: 8863512.920m and E: 731965.230m, with azimuth of 321º27’19’’ and a distance of 17.424m, to mark 29, defined by coordinates N:8863534.508m and E: 731944.479m, with azimuth of 316º07’59’’ and a distance of 29.943m, to mark 30, defined by coordinates N: 8863559.555m and E: 731910.753m with azimuth of 306º35’57’’ and a distance of 42.009m, to mark 31, defined by coordinates N: 8863540.728m and E: 731890.190m, with azimuth of 227º31’23’’ and a distance of 27,880m, to mark 32, defined by coordinates N: 8863554.943m and E: 731864.923m, with azimuth of 299º21’43’’ and a distance of 28.992m, to mark 33, defined by coordinates N: 8863222.083m and E: 731761.452m with azimuth of 197º16’05’’ and a distance of 348.572m, to mark 11, defined by coordinates N: 8863224.544m and E: 731.755.113m, with azimuth of 291º13’27’’ and a distance of 6,800 m, to the remnant area of Registry 1.343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladston Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, up to mark 10, defined by coordinates N: 8863262.954m and E: 731656.211m with azimuth of 291º13’27’’ and a distance of 106.099m, to mark 09, defined by coordinates N: 8863574.472m and E: 731733.592m with azimuth of 13º57’00’’ and a distance of 320.986m, to mark 08, defined by coordinates N: 8863589.513m and E: 731633.833m with azimuth of 278º34’27’’ and a distance of 100.887m, to mark 07, defined by coordinates N:8863572.386m and 731608.757m, with azimuth of 235º40’03’’ and a distance of 30.367m, to mark 06, defined by coordinates N: 8863592.874m and E:731460.439m, with azimuth of 277º51’53’’ and a distance of 149.726m, to mark 05, defined by coordinates N: 8863554.100m and E:731372.981m, with azimuth of 246º05’24’’ and a distance of 95.667m, to mark 34, defined by coordinates N: 8863684.242m and E: 731355.934m, with azimuth of 352º32’14’’ and a distance of 131.254m, to mark 35, defined by coordinates N: 8863772.517m and E:731253.878m, with azimuth of 310º51’31’’ and a distance of 134.937m, to mark 36, defined by coordinates N: 8864077.445m and E:731265.117m, with azimuth of 2º06’39’’ and a distance of 305.135m, to mark 37, defined by coordinates N: 8864081.239m and E: 731266.250m, with azimuth of 16º37’38’’ and a distance of 3,960m, to mark 18, defined by coordinates N:8864085.406m and E: 731270.633m, with azimuth of 46º26’50’’ and a distance of 6,048m, to the starting mark of this perimeter, totaling an area of 34.80.25 hectares. All coordinates described herein are georeferenced to the Brazilian Geodetic System and are represented in the UTM System, referenced to the Central Meridian - 51, time zone 22, with SAD 69 as the data. All azimuths and distances, area and perimeter were calculated on the UTM projection plane. The descriptive memorial was provided by engineer Fernando Esteves Torres CREA 060.161.310-0. The present property subject to this registry is registered with INCRA 924.105.003.123.3, part of the area of 426.6 ha, registered with Federal Revenue NIRF 1.927.455-6. PREVIOUS REGISTRY This registration was separated from registry 1,343, Book 2E, pages 162 and so on. in Book 2AK, pages 82 under R-19 on September 9, 1996. OWNERS: Glaycon Garcia de Oliveira, registered under personal ID CIRG 10.546.372 SSP/SP, enrolled under individual taxpayer CPF number 056.418.668-65, farmer, married to Janka Borges de Oliveira, housewife, registered under personal ID CIRG 62.239 SSP/TO, enrolled under individual taxpayer CPF number 969.209.121-04, married under the partial community property regime, resident and domiciled at Fazenda Canada, in the City of Paraíso do Tocantins - TO, Gladston Garcia de Oliveira, registered under personal ID CIRG 7.857.400 SSP/SP, Brazilian, single, resident and domiciled at Fazenda Canadá, in the City of Paraíso do Tocantins - TO; Frank de Oliveira Lourenço da Silva, registered under personal ID CIRG 770.971 SSP/TO, enrolled under individual taxpayer CPF number 067.504.849-48, Brazilian, single, student, resident and domiciled at Rua México nº 670, Nações, in the City of Balneário Camboriú - SC, as consenting: Ornersino G. de Oliveira, registered under personal ID CIRG 128.668 SSP/TO, enrolled under individual taxpayer CPF number 074.974.078-72, Brazilian, widow, farmer, resident and domiciled in this municipality. In witness whereof. Paraíso do Tocantins - TO, August 13, 2007.

Annex IV-9

AV-4-M-12083. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register - CNM: 28355.2.0012083-47, in compliance to article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal nº 28355AAA281778-WVU, 128355AAA287595-TFK (Free of charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

R-05 M-12083. On November 28, 2023. PROVISIONAL DEED OF POSSESSION. This registration was carried out under Judicial Order 9272176, dated August 31, 2023, supported by Order/Decision on Provisional Deed of Possession, issued by Judge Edimar de Paula, of the 1st Court of Feitos das Fazendas and Public Records and Civil Precatories of the District of Paraíso do Tocantins - TO, extracted from Judicial Process 0004047- 42.2023.8.27.2731/TO of Expropriation Action C.C. Injunction Request for the Issuance of a Possession Deed of a partial area of 24.6802 ha (twenty-four hectares, sixty-eight ares and two centiares) of the property included in this registry, with the MUNICIPALITY OF PARAÍSO DO TOCANTINS - TO, a legal entity governed by internal public law, registered under corporate taxpayer CNPJ/MF number 00.299. 180/0001-54, with headquarters at Avenida Transbrasiliana, nº 335, Centro, Paraíso do Tocantins - TO, Cep 77600-000; as Defendant BNY MELLON SERVICOS FINANCEIROS DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S/A, legal entity governed by private law, Closed Joint Stock Company, under corporate taxpayer CNPJ/MF number 02.201.501/0001-61, with headquarters at Av. Presidente Wilson, No. 231, 11th Floor, 4th and 6th Floors, Center, Rio de Janeiro/RJ, CEP 20.030-905, Telephone (21) 3219-2500, to be granted the provisional grant of possession of 24.6802 ha of the property subject of this registry, in the amount of R$219,127.41 (two hundred and nineteen thousand, one hundred and twenty-seven reais and forty-one centavos). The documents that instruct this registry are archived in this Registry Office, in digital files. Protocol 77847. In witness whereof. Paraíso do Tocantins - TO, August 28, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$197,868.46 (one hundred and ninety-seven thousand, eight hundred and sixty-eight reais and forty-six cents).

REGISTRY 12.084 - PARAÍSO DO TOCANTINS/TO

A rural area consisting of parts of Lots 86 and 99 of Loteamento São José, Gleba 01, with an area of 64.0119 ha (thirty-four hectares, eighty ares and twenty-five centiares), separated from an area of 79.9875 ha (seventy-nine hectares ninety-eight ares and seventy-five centiares), located in the municipality of Paraíso do Tocantins - TO, with the following distances and boundaries: description of the perimeters: The perimeter described below begins at the mark 1, defined by coordinates N: 8862249.421m and E: 731225.762m, where Gleba borders the property of Independência Alimento LTDA with the following azimuths and distances: to point 2, defined by coordinates N: 8862264.151m and E: 731205.940m, with azimuth of 306º37’00’’ and a distance of 24,696m, to mark 3, defined by coordinates N: 8862242.215m and E: 731193.407m, with azimuth of 209º44’28’’ and a distance of 25,264m, to the remnant area of Registry 1.343 of the 1st Registry Office of Paraíso do Tocantins TO, owned by Ornersino Garcia de Oliveira, Glaycon Garcia de Oliveira, Janka Borges de Oliveira, Gladston Garcia de Oliveira and Frank de Oliveira Lourenço da Silva, up to mark 4, defined by coordinates N: 8862254.236m and E: 731050.208m, with azimuth of 274º47’55’’ and a distance of 143,702m, to mark 5, defined by coordinates N: 886.3554.100m and E: 731372.981m, with azimuth of 13º56’43’’ and a distance of 1339.339, to mark 6, defined by coordinates N: 8863592.874m and E:731460.439m, with azimuth of 66º05’24’’ and a distance of 95.667m, to mark 7, defined by coordinates N: 8863572.386m and E: 731608.757m, with azimuth of 97º51’53’’ and a distance of 149.726m, to mark 8, defined by coordinates N: 8863589.513m and E: 731633.833m, with azimuth of 55º40’03’’ and a distance of 30.367m, to mark 9, defined by coordinates N: 8863574.472m and E: 731733.592m, with azimuth of 98º34’27’’ and a distance of 100.887m, to mark 10, defined by coordinates N: 8863262.954m and E: 731656.211m, with azimuth of 193º57’00’’ and a distance of 320.986m, to mark 11, defined by coordinates N: 78863224.544m and E:731755.113m, with azimuth of 111º13’27’’ and a distance of 106.099m, bordering the property of Independência Alimentos LTDA, to mark 12, defined by coordinates N: 8862022.991m and E: 731504.765m, with azimuth of 191º46’10’’ and a distance of 1227.357m, to mark 13, defined by coordinates N: 8862210.564m and E: 731245.277m, with azimuth of 305º51’42’’ and a distance of 320.184m, to mark 1, defined by coordinates N: 8862249.421m and E: 731225.762m, with azimuth of 333º19’59’’ and a distance of 43,482m, to the starting mark of this perimeter, totaling an area of 64.01.19 hectares. All coordinates described herein are georeferenced to the Brazilian Geodetic System and are represented in the UTM System, referenced to the Central Meridian - 51, time zone 22, with SAD 69 as the data. All azimuths and distances, area and perimeter were calculated on the UTM projection plane. The descriptive memorial was provided by engineer Fernando Esteves Torres CREA 060.161.310-0. The present property subject to this registry is registered with INCRA 924.105.003.123.3, part of the area of 426.6 ha, registered with Federal Revenue NIRF 1.927.455-6, whose total described area is 402.4 ha. PREVIOUS REGISTRY: This registration was separated from registry 1,343, Book 2E, pages 162 and so on. in Book 2AK, pages 82 under R-19 on September 9, 1996. OWNERS: Frank de Oliveira Lourenço da Silva, registered under personal ID CIRG 770.971 SSP/TO, enrolled under individual taxpayer CPF number 067.504.849-48, Brazilian, single, student, resident and domiciled at Rua México nº 670, Nações, in the City of Balneário Camboriú - SC; Gladson Garcia de Oliveira, registered under personal ID CIRG 7.857.400 SSP/SP, Brazilian, single, resident and domiciled at Fazenda Canadá, in the City of Paraíso do Tocantins - TO; Glaycon Garcia de Oliveira, registered under personal ID CIRG 10.546.372 SSP/SP, enrolled under individual taxpayer CPF number 056.418.668-65, farmer, married to Janka Borges de Oliveira, housewife, registered under personal ID CIRG 62.239 SSP/TO, enrolled under individual taxpayer CPF number 969.209.121-04, married under the partial community property regime, resident and domiciled in the City of Paraíso do Tocantins - TO. The dismemberment of the previous registry and creation of this present one met the request, intervention and consent made by: Ornersino G. de Oliveira, registered under personal ID CIRG 128.668 SSP/TO, enrolled under individual taxpayer CPF number 074.974.078-72, Brazilian, widow, farmer, resident and domiciled in Paraíso do Tocantins TO and the other condominium owners of the dismembered registry. In witness whereof. Paraíso do Tocantins - TO, August 13, 2007.

Annex IV-10

AV-6-M-12084. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register - CNM: 128355.2.0012084-44, in compliance to article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal 128355AAA281778-WVU, 128355AAA287598-XTN (Free of Charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$363,937.54 (three hundred and sixty-three thousand, nine hundred and thirty-seven reais and fifty-four centavos).

REGISTRY 9.357 - PARAÍSO DO TOCANTINS/TO

PROPERTY: A rural area consisting of Parts of Lots 81, 82, 83, 84 and 87 (eighty-one, eighty-two, eighty-three, eighty-four and eighty-seven) of the Loteamento São José, located in the municipality of Paraíso do Tocantins - TO, with an area of 24,200.00 m² (twenty-four thousand and two hundred square meters), with the following distances and boundaries: “Starting on mark 01, on the banks of BR-153 bordering part of the same lot, in the direction of the following magnetic bearings and distances: 73º 55’00’’ NW, for 165.00 meters to mark 10-Q2, bordering once again part of the same lot, in the direction of 74º10’00’’SE, for 204.00 meters, to mark 04, on the banks of BR-153 in the direction of Paraíso to Rosalândia, for 132.25 meters to mark 01, the starting point”. The descriptive memorial was provided by the Agricultural Engineer, Joaquim Roberto Carmo, CREA-D 15th Region. This registration was separated from registry 7,184 of Book 2AI, page 130, on June 26, 1992, in this registry office. OWNER: Associação dos Policiais Federais Paraíso, CGC 01.206.290/0001-97, with headquarters on Rodovia BR- 153, s/nº, Km 487, rural area, in the city of Paraíso do Tocantins - TO, registered under INCRA 924.105.007650-4, according to information guide 280/97, filed at this registry office. In witness whereof. Paraíso do Tocantins - TO, August 01, 1997.

AV-6-M-9357. On July 14, 2023 - NATIONAL REGISTRATION CODE. This endorsement is carried out to appear in the National Registration Register - CNM: 128355.2.0009357-77, in compliance with article 235-A of Law 6,015/73 and Provision 89 of the National Council of Justice (CNJ), and with a view to the implementation of the Electronic Justice Registration System (SREI). Protocol nº 76694, Inspection Seal 128355AAA281778-WVU, 128355AAA287593-WOM (Free of Charge). In witness whereof. Paraíso do Tocantins - TO, August 14, 2023.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$13,758.84 (thirteen thousand, seven hundred and fifty-eight reais and eighty-four centavos).

Annex IV-11

REGISTRY 4.455 — PARAÍSO DO TOCANTINS/TO

PROPERTY: AN AREA OF 16.4695 HA, REMAINING FROM A LARGER AREA WITH 24.00 HA, FORMED BY LOTS 233 AND 234, CALLED SECÇÃO CHÁCARA, JUÍNA 1 FASE, LOCATED IN THE NÚCELO PIONEIRO PROJETO JUÍNA, IN THE MUNICIPALITY OF JUÍNA-MT, remaining an area of 16.4695 ha, with the following distances and boundaries: North: With lot 235; South: With lots 231 and 232, unified; East: With Caminho Vicinal 03 and the dismembered part of the Remaining Area of Lots 233 and 234, unified; West: With the area separated from Lots 233 and 234, unified. DESCRIPTION OF THE PERIMETER: 1.2- heading 43º00‘NW, distance of 249.20 meters, with Lots 231 and 232, unified. 2.3- heading 47º00‘NE, distance of 400.00 meters, with the area separated from Lots 233 and 234, unified. 3.4- heading 43º00’SE, distance of 448.42 meters, with Lot 235; 4.5- heading 47º00’SW, distance of 326.35 meters, with Caminho Vicinal 03; 5.6- heading 43º00‘NW, distance of 199.22 meters, with the area separated from the Remaining Area of Lots 233 and 234, Unified; 6.1- heading 47º00’SW, distance of 73.65 meters, with a dismembered part of the remaining area of Lots 233 and 234, unified. Everything according to the Map and Descriptive Memorial duly signed by Agriculture Engineer — Antonio Carlos Ioris — CREA 6,870, Duly registered with CREA-MT. The ART deed was paid. A Clearance Certificate of Debts Relating to Tax on Rural Land Property, issued by the Ministry of Finance — Federal Revenue Secretariat of Brazil, on 10/02/2007, was presented, with certificate control code 83CB.64E8.874D.DC76, registered with the Federal Revenue under property code 3.621.583-0, with an area of 60.0 ha and the Rural Property Registration Certificate — CCIR 2003/2004/2005, which was paid and registered under INCRA Property code 901.202.052.620-4 — total area 48.0000 ha, referring to this property along with another OWNER: ELOY MONTEIRO DE CARVALHO, Brazilian, farmer, resident and domiciled in this city, married to MARIA PEGO DE CARVALHO, under the General Community of Property regime, on 12/10/1955, holder of personal identification RG number 569.819-PR and enrolled under individual taxpayer CIC number 012.925.019-87. PREVIOUS REGISTRY: Registry 4,342, Book 02 on 11/07/2007, in this Registry Office. Fees: R$35.60. Juína, December 27, 2007. I, the Official, typed and verified.

Upon the merger of the current owner MIDTOWN PARTICIPAÇÕES LTDA. enrolled under corporate taxpayer ID (CNPJ) number 15.425.899/0001-61, by JBS S.A. enrolled under corporate taxpayer ID (CNPJ) number 02.916.265/0001-60, this referred property had a book value of R$33,814,164.91 (thirty-three million, eight hundred and fourteen thousand, one hundred and sixty-four reais and ninety-one centavos).

Annex IV-12

ANNEX V TO THE MANAGEMENT PROPOSAL FOR
ANNUAL AND SPECIAL SHAREHOLDER’S MEETING OF JBS S.A.
TO BE HELD ON APRIL 26TH, 2024

COMPARATIVE TABLE WITH JUSTIFICATIONS FOR THE PROPOSED CHANGES TO THE ARTICLES OF INCORPORATION

(According to article 12, II of CVM Resolution No. 81, of March 29th, 2022)

ORIGINAL AND COMPARATIVE WORDING
WITH JUSTIFICATIONS FOR THE PROPOSED CHANGES TO THE
ARTICLES OF INCORPORATION OF JBS S.A.

Current Wording	Comparative Wording	Comments/Justifications on the Proposed Changes

CHAPTER III
SHAREHOLDER’S MEETING

Article 10 The Shareholder’s Meeting shall meet, ordinarily, once a year and, extraordinarily, when called under the terms of the Business Corporation Act and this Articles of Incorporation.

Paragraph 1 The Shareholder’s Meeting shall be called by the Chairman of the Board of Directors or, in the cases provided for by law, by shareholders or the Audit Committee, by means of a published notice, and the first call shall be made at least 15 (fifteen) days in advance, and the second at least 8 (eight) days in advance.

[...]

CHAPTER III
SHAREHOLDER’S MEETING

Article 10 The Shareholder’s Meeting shall meet, ordinarily, once a year and, extraordinarily, when called under the terms of the Business Corporation Act and this Articles of Incorporation.

Paragraph 1 The Shareholder’s Meeting shall be called by the Chairman of the Board of Directors or, in the cases provided for by law, by shareholders or the Audit Committee, by means of a published notice in accordance with the Business Corporation Act and applicable Regulations. ~~and the first call shall be made at least 15 (fifteen) days in advance, and the second at least 8 (eight) days in advance.~~

[...]

Adjustment to the wording to indicate that the advance call notice of the Shareholder’s Meeting shall be defined pursuant to Law 6.404/76 and applicable regulations, notably those issued by the Securities and Exchange Commission, in addition to the rules of B3 S.A. - Brasil, Bolsa Balcão.

The proposed change will have no legal or economic effects, since the Company already takes into account the legal and regulatory deadlines for calling its Shareholder’s Meetings.

Annex V-1

ATTACHMENT VI THE MANAGEMENT PROPOSAL FOR
ORDINARY AND EXTRAORDINARY GENERAL MEETING OF JBS S.A.
TO BE HELD ON APRIL 26, 2024

CONSOLIDATED BYLAWS

(Pursuant to Article 12, I, of CVM Resolution No. 81, dated as of March 29 de 2022)

JBS S.A.

By-Laws

CNPJ/MF (Corporate Taxpayer Registration) No. 02.916.265/0001-60
NIRE (State Registration Number) 35.300.330.587

CHAPTER I
NAME, HEAD OFFICE, PURPOSE AND TERM

Article 1 JBS S.A. (“Company”) is a company governed by these Articles of Incorporation and by the laws in force.

Article 2 The Company is headquartered in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3° andar, CEP (Zip Code) 05118-100.

Sole Paragraph The Company may open, close and amend the address of subsidiaries, agencies, warehouses, distribution centers, offices and any other establishments in the country or abroad by resolution of the Executive Board, subject to the provisions of Article 26, item IV, of these Articles of Incorporation.

Article 3 The Company’s corporate purpose is: (a) administrative office; (b) operation on its own account of cattle slaughtering and refrigeration, industrialization, distribution and commercialization of in natura or industrialized food products and products and by-products of animal and vegetable origin and their derivatives (including, without limitation, cattle, pigs, sheep and fish in general; (c) processing, preservation and production of canned vegetables, canned foods, fats, animal feed, canned goods, import and export of derivative products; (d) industrialization of products for pets, nutritional additives for animal feed, balanced feed and prepared feed for animals; (e) purchase, sale, rearing, fattening and slaughtering of cattle, in its own establishment and that of third parties; (f) slaughterhouse with cattle slaughter and meat preparation for third parties; (g) industry, trade, import, export of bovine tallow, meet meal, bone meal and feed; (h) purchase and sale, distribution and representation of foodstuffs, uniforms and clothing with provision of clothing services in general; (i) processing, wholesale marketing, import and export of hides and calfskins, horns, bones, hooves, mane, wool, raw hair and bristles, feathers and animal protein; (j) distribution and commercialization of drinks, candies and barbecue utensils; (k) industrialization, distribution and commercialization of sanitizing- household hygiene products; (l) industrialization, distribution, commercialization, import, export, improvement, representation of perfumery products and toiletries, cleaning products and personal and domestic hygiene, cosmetics and personal use products; (m) import and export, provided that they are related to the activities contained in items “b”, “d”, and “k” of the Company’s corporate purpose; (n) industrialization, leasing and sales of machines and equipment in general and the assembly of electrical panels, provided that they are related to the activities contained in items “b”, “d”, “i”, “j”, “k”, ” l” and “m” of the Company’s corporate purpose and to the extent necessary to carry out them, this activity not being able to represent more than 0.5% of the Company’s annual revenue; (o) trading of chemical products, provided they are related to the activities set out in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (p) industrialization, commercialization, import and export of plastics, plastic products, scraps in general, corrective fertilizers, organic and mineral fertilizers for agriculture, removal and biological treatment of organic waste, provided that they are related to the activities contained in items “b “, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose and to the extent necessary to carry out them; (q) printing, manufacture of cans, preparation of steel coils (tin and plated) and varnishing of steel sheets, provided that they are related to the activities contained in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (r) closed warehouse and good warehouse for third parties, except general warehouses and mobile storage; (s) general warehouses, in accordance with Federal Decree No. 1,102, of November 21, 1903, for the storage and conservation of perishable goods belonging to third parties; (t) municipal, intercity, interstate and international road transport of cargo in general; (u) production, generation and commercialization of electric energy, and cogeneration of energy and storage of hot water for heating with or without authorization from the relevant Public Authorities; (v) production, sale, import and export of biofuel, biodiesel, glycerin, organic residue resulting from the biodiesel manufacturing process (sludge), soluble alcohol, additives, vegetable oils, organic additives for mixing, recycled oil, esters, chemical products and derivatives; (w) the industrialization, distribution, commercialization and storage of chemical products in general; (x) production, trade of biodiesel from animal fat, vegetable oil and by-products and bioenergy, import; (y) commercialization of agricultural raw materials in general; (z) industrialization, distribution, commercialization and storage of products and by-products of animal and vegetable origin and their derivatives, glycerin and by-products of animal and vegetable origin; (aa) intermediation and agencying of services and business in general, except real estate; (ab) provision of services of laboratory analysis, testing and technical analysis; (ac) manufacture of margarine and other vegetable fats and non-edible animal oils; (ad) manufacture of ice cream and other edible ices; (ae) wholesale of other chemical and petrochemical products not previously specified; (af) manufacture of additives for industrial use; (ag) manufacture of refined vegetable oils, except corn oil; (ah) manufacture of synthetic soaps and detergents; (ai) wheat milling and production of derivatives; (aj) manufacture of organic chemicals not previously specified; (ak) processing, industrialization, distribution, trading, import, export, commission, consignment and representation of milk and its derivatives; (al) processing, industrialization, distribution, trade, import, export, commission, consignment and representation of food products of any kind; (am) distribution, trading, import, export, commission, consignment and representation of agricultural products, machinery, equipment, parts and inputs necessary for the manufacture and sale of the Company’s products; (an) distribution, trading, import, export, commission, consignment and representation of vinegar, beverages in general, candies and canned food; (ao) provision of services and technical assistance to rural livestock farmers; (ap) participation in other companies in the country and abroad, as a partner, shareholder or associate; (ar) production, generation and commercialization of electric energy; (aq) industrialization of hides, calfskins and their derivatives, their preparation and finishing, industrialization of upholstery and other leather items; (air) road transport of dangerous goods; (as) exploitation of the branch of industrialization, commercialization, export and import of ingredients and products for food and the representation of products in general; (at) recovery of plastic materials; (au) recovery of materials not otherwise specified; (av) treatment and disposal of non-hazardous waste; (aw) hazardous waste disposal treatment; (ax) manufacture of plastic artifacts for other uses not previously specified; (ay) wholesale trade in slaughtered poultry and derivatives; (az) raising other poultry, except for cutting; (aaa) egg production; (aab) production of day-old chicks; (aac) manufacture of medicines for veterinary use; and (aad) manufacture of tanned, varnished, metallic, suede, tanned, plated leather; (aae) leather regeneration, dyeing and painting; (aaf) loading and unloading; and (aag) electricity monitoring.

Sole Paragraph The Company may explore other branches that have affinity with the object expressed in Article 3, as well as participate in other companies, in the country or abroad.

Article 4 The Company’s term of duration is indefinite.

CHAPTER II
CAPITAL

Article 5 The capital is R$ 23,631,071,304.24 (twenty three billion, six hundred and thirty-one million, seventy-one thousand, three hundred and four Brazilian Reais and twenty-four cents), fully subscribed and paid, divided into 2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy) common shares, all nominative, registered and without par value.

Article 6 The Company is authorized to increase its capital, regardless of amendment to the articles of incorporation, by up to 1,375,853,183 (one billion, three hundred and seventy-five million, eight hundred and fifty and three thousand, one hundred and eighty-three) common shares, nominative, registered and without par value.

Paragraph 1 Within the limit authorized in this Article, the Company may, upon resolution of the Board of Directors, increase the capital regardless of amendment to the article of incorporation, subject to the provisions of Paragraph 2 of Article 166 of Law 6,404, of December 15, 1976, as amended (“Corporation Law”). The Board of Directors will fix the number, price, and payment term and the other conditions of the share issue.

Paragraph 2 Within the limit of the authorized capital, the Board of Directors may deliberate on the issuance of subscription bonus and bonds convertible into common shares.

Paragraph 3 Within the limit of the authorized capital and pursuant to the plan approved by the Annual Meeting, the Company may grant stock options to managers, employees or individuals who provide services to it, or to managers, employees or individuals who provide services to companies under its control, excluding the preemptive rights of shareholders in the granting and exercise of the stock options.os, or to managers, employees or individuals rendering services to companies under its control, excluding the preemptive rights of shareholders in the granting and exercise of the call options.

Paragraph 4 The Company is prohibited from issuing beneficiary parties.

Paragraph 5 The Company may not issue preferred shares.

Paragraph 6 Whenever the Board of Directors approves the capital increase within the limit of the authorized capital, the consolidation of Articles 5 and 6 of the Articles of Incorporation shall be included in the agenda of the subsequent Annual Meeting.

Article 7 The capital will be represented exclusively by common shares and each common share will give the right to one vote in the deliberations of the Annual Meeting.

Article 8 All the Company’s shares are registered, held in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) designated by the Board of Directors, in the name of their holders, without the issuance of certificates.

Sole Paragraph The cost of transfer and annotation may be charged directly to the shareholder by the registration institution, as may be defined in the share registration contract.

Article 9 At the discretion of the Board of Directors, may be excluded or reduced the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonus, whose placement is made by sale on the stock exchange or by public subscription, or through exchange for shares, in a public offer for the acquisition of control, under the terms established by law, within the limit of the authorized capital.

CHAPTER III
ANNUAL MEETING

Article 10 The Annual Meeting shall meet, ordinarily, once a year and, extraordinarily, when convened under the terms of the Brazilian Corporation Law and these Articles of Incorporation.

Paragraph 1 The Annual Meeting shall be called by the Chairman of the Board of Directors or, in the cases provided for by law, by shareholders or by the Audit Committee, by means of a published notice, in accordance with the applicable Corporation Law and Regulations.

Paragraph 2 The resolutions of the Annual Meeting will be taken by majority of votes present.

Paragraph 3 The Annual Meeting may only resolute on the matters of the agenda, set forth in the respective call, subject to the exceptions set forth in the Brazilian Corporation Law.

Paragraph 4 At the Annual Meetings, the shareholders must present, at least, 72 (seventy-two) hours in advance, in addition to the identity document and/or relevant corporate acts proving the legal representation, as the case may be: (i) proof issued by the registration institution, at most, 5 (five) days before the date of the Annual Meeting; (ii) the mandate with notarized signature of the grantor; and/or (iii) regarding shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding participation, issued by the competent body.

Paragraph 5 The minutes of Annual Meetings must be drawn up in the book of Minutes of Annual Meetings in the form of a summary of the facts occurred and published with omission of signatures.

Artigo 11 The Annual Meeting will be installed and presided by the Chairman of the Board of Directors or, in his absence or impediment, installed and presided by another Director, Officer or shareholder appointed in writing by the Chairman of the Board of Directors. The Chairman of the Board of the Annual Meeting will appoint up to 2 (two) Secretaries.

Article 12 It is up to the Annual Meeting, in addition to the attributions provided for by law:

I. elect and dismiss the members of the Board of Directors and the Audit Committee;

II. set the annual global compensation of the managers, as well as of the members of the Audit Committee and the Statutory Audit Committee;

III. reform the Articles of Incorporation;

IV. deliberate about the dissolution, liquidation, merger, spin-off, incorporation of the Company, or of any company in the Company;

V. attribute bonus shares and decide on eventual grouping and unfolding of shares;

VI. approve stock purchase option plans destined to managers, employees or natural persons who provide services to the Company or to controlled company of the Company;

VII. deliberate, according to the proposal presented by the management, about the allocation of the year’s profit and the distribution of dividends;

VIII. elect and dismiss the liquidator, as well as the Audit Committee that will operate during the liquidation period;

IX. deliberate about any matter submitted to it by the Board of Directors.

CHAPTER IV
MANAGEMENT BODIES

Section I - Common Provisions to the Management Bodies

Article 13 The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1 The investiture of the Company’s management members in their respective positions shall be made by means of an instrument of investiture drawn up in a proper book, which shall contain provisions expressly subject to the arbitration clause provided for in article 50 of these Articles of Incorporation, signed by the manager taking office, waived any guarantee of management.

Paragraph 2 The managers shall remain in their positions until their substitutes take office, unless otherwise resolved by the Annual Meeting or by the Board of Directors, as the case may be.

Article 14 The Annuaal Meeting shall set the overall amount of compensation of the managers, and the Company’s management shall be responsible for setting the individual compensation of the Directors, the members of the Statutory Audit Committee and the Executive Board,

Article 15 Except as provided in these Articles of Incorporation, any of the management bodies shall validly meet with the presence of the majority of their respective members and shall pass resolutions by the vote of an absolute majority of those present.

Sole Paragraph The prior call of the meeting as a condition of its validity is only waived if all its members are present. Members of the management body who express their vote through the delegation made in favor of another member of the respective body, by prior written vote or by written vote transmitted by electronic mail or any other means of communication, are considered present.

Section II - Board of Directors

Article 16 The Board of Directors shall be composed of at least 5 (five) and at most 11 (eleven) members, all elected and removable by the Annual Meeting, with a unified mandate of 2 (two) years, considering each year as the period between 2 (two) Annual Meetings, reelection being permitted.

Paragraph 1 At the Annual Meeting whose purpose is to deliberate on the election of the members of the Board of Directors, the shareholders must first establish the effective number of members of the Board of Directors to be elected.

Paragraph 2 As per the New Market Regulation of B3 S.A. - Brasil, Bolsa e Balcão (respectively, “Novo Mercado Regulation and “B3”), considering the the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, must be independent directors, and the characterization of the nominees to the Board of Directors as independent directors must be deliberated at the Annual Meeting that elects them.

Paragraph 3 When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company must proceed with the rounding up to the immediately higher whole number.

Paragraph 4 For the purposes of verifying the classification of the independent director, it is not considered an independent director that: (i) is a direct or indirect controlling shareholder of the Company; (ii) has exercised voting rights at the Board of Directors’ meetings bound by a shareholders’ agreement whose purpose is matters related to the Company; (iii) is a spouse, partner or relative, direct or not, up to the second degree of the controlling shareholder, the Company’s manager or the manager of the controlling shareholder; and (iv) has been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder. For the purposes of verifying the classification of the independent director, the situations described below must be analyzed in order to verify whether they imply a loss of independence of the independent director due to the characteristics, magnitude and extent of the relationship: (i) it is related up to the second degree of the controlling shareholder, the Company’s manager or the controlling shareholder’s manager; (ii) has been, in the last 3 (three) years, an employee or officer of affiliated companies, controlled or under common control; (iii) has business relationships with the Company, its controlling shareholder or affiliated companies, controlled or under common control; (iv) holds a position in a company or entity that has commercial relations with the Company or with its controlling shareholder who has decision-making power in conducting the activities of said company or entity; or (v) receives other remuneration from the Company, its controlling shareholder, affiliated companies, controlled or under common control, in addition to that relating to the performance as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated companies, controlled or under common control, except for cash proceeds arising from participation in the Company’s share capital and benefits arising from supplementary pension plans. Furthermore, an independent director is considered, however, to be the one elected pursuant to Article 141, Paragraphs 4 and 5 of the Joint Stock Company Law, in case there is a controlling shareholder.

Paragraph 5 After the mandate ends, the members of the Board of Directors shall remain in their positions until the new elected members take office.

Paragraph 6 The Annual Meeting may elect one or more alternate members to the Board of Directors.

Paragraph 7 The member of the Board of Directors or alternate may not have access to information or participate in meetings of the Board of Directors related to matters in which they have an interest that conflicts with the interests of the Company.

Paragraph 8 The Board of Directors, for better performance of its functions, may create committees or working groups with defined objectives, which shall act as auxiliary bodies, without deliberative powers, always with the aim of advising the Board of Directors, being composed of people appointed by it among the management members and/or other persons directly or indirectly related to the Company.

Paragraph 9 In cases of vacancy of the position of director, the respective alternate, if any, shall take his/her place; if there is no alternate, his replacement will be appointed by the remaining directors, and will serve until the first Annual Meeting.

Article 17 The Board of Directors shall have 1 (one) Chairman and 1 (one) Vice-President, who will be elected by the majority of votes of those present, at the first meeting of the Board of Directors that takes place immediately after such members take office, or always that there is a resignation or vacancy in those positions.

Paragraph 1 The Chairman of the Board of Directors shall call and preside the meetings of the body and the Annual Meetings, except, in the case of Annual Meetings, the cases in which he/she indicates in writing another director, officer or shareholder to preside over the works, subject to the provisions of article 11 of these Articles of Incorporation.

Paragraph 2 In the resolutions of the Board of Directors, the Chairman of the body, in addition to his own vote, shall have the casting vote, in the event of a tie in the vote due to an eventual composition of an even number of members of the Board of Directors. Each director will be entitled to 1 (one) vote in the resolutions of the body, and the resolutions of the Board of Directors will be taken by a majority of its members.

Paragraph 3 The Vice-President shall exercise the functions of the Chairman in his/her absences and temporary impediments, regardless of any formality. In the event of absence or temporary impediment of the Chairman and Vice-President, the functions of the Chairman will be performed by another member of the Board of Directors appointed by the other members of the Board of Directors.

Paragraph 4 The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person, except for the cases provided for in the Novo Mercado Regulation.

Article 18 The Board of Directors shall meet, (i) at least once per quarter; and (ii) at special meetings, at any time. The meetings of the Board of Directors shall be held upon a call of the Chairman of the Board of Directors or any other member, in writing, at least 7 (seven) days in advance, and indicating the date, time, place, detailed agenda and documents to be considered at that meeting, if any. Any director may, upon written request to the Chairman, include items on the agenda. The Board of Directors may unanimously deliberate to include any other matter on the agenda of the meeting. The meetings of the Board of Directors may be held by conference call, video conference or by any other means of communication that allows for the identification of the member and simultaneous communication with all other people present at the meeting.

Paragraph 1 Calls for meetings shall be made by means of a written notice delivered by email or any other means of communication to each member of the Board of Directors at least 7 (seven) days in advance, unless the majority of its members members in office set a shorter period, but not less than 48 (forty-eight) hours.

Paragraph 2 All resolutions of the Board of Directors shall be recorded in the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings, and a copy of said minutes will be delivered to each member after the meeting.

Paragraph 3 Regardless of any formalities, a meeting will be considered regularly called when all the members of the Board of Directors attend it.

Article 19 It is incumbent upon the Board of Directors, in addition to other attributions conferred upon it by law or by the Articles of Incorporation:

I. establish the general orientation of the Company’s business, considering the safety of people, social development and respect for the environment;

II. electing and dismissing the Officers, as well as specifying their attributions, subject to the provisions of these Articles of Incorporation;

III. set the remuneration, indirect benefits and other incentives for the Officers, within the overall limit of management remuneration approved by the Annual Meeting;

IV. inspect the management of the Officers; examine the Company’s books and papers at any time; request information about contracts entered into or about to enter into and about any other acts;

V. choose and dismiss the independent auditors, as well as calling them to provide any clarifications deemed necessary on any matter;

VI. exam the Management Report, the Executive Board’s accounts and the Company’s financial statements and deliberate on their submission to the Annual Meeting;

VII. approve and review the Company’s annual budget, capital budget and business plan, which must be reviewed and approved annually, as well as formulating a capital budget proposal to be submitted to the Annual Meeting for profit retention purposes;

VIII. deliberate about the calling of the Annual Meeting, when deemed convenient or in the case of article 132 of the Brazilian Corporation Law;

IX. submit to the Annual Meeting a proposal for allocation of net income for the year, as well as to resolve on the advisability of drawing up semi-annual balance sheets, or in shorter periods, and the payment of dividends or interest on shareholders’ equity arising from these balance sheets, as well as to resolve on the payment of interim or intercalary dividends to the retained earnings or profit reserves account existing in the last annual or semi-annual balance sheet;

X. present to the Annual Meeting a proposal for reforming the Articles of Incorporation;

XI. present to the Annual Meeting a proposal for dissolution, merger, spin-off or incorporation of the Company and the incorporation, by the Company, of other companies;

XII. manifest itself previously about any subject to be submitted to the Annual Meeting;

XIII. authorize the issuance of shares of the Company, within the limits authorized in article 6 of these Articles of Incorporation, setting the price, the payment term and the conditions for the issuance of the shares, and may also exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonus and convertible bonds whose placement is made through sale on the stock exchange, by public subscription or in a public offering for the acquisition of Control, under the terms established by law;

XIV. deliberate on the issue: (i) of subscription bonus and bonds convertible into common shares, as provided for in paragraph 2 of article 6 of these Articles of Incorporation, specifying the limit of the capital increase resulting from the conversion of bonds, in value of the share capital or in number of shares; or (ii) of simple bonds, not convertible into shares, with or without security interest, establishing, by delegation of the Annual Meeting, when issuing any of the bonds referred to in this item XIV, the time and conditions of maturity, amortization or redemption, the time and conditions for payment of interest, profit sharing and reimbursement premium, if any, and the method of subscription or placement, as well as the types of bonds;

XV. deliberate about the negotiation with bonds issued by the Company for the purpose of cancellation or remaining in treasury and respective alienation, observing the pertinent legal provisions;

XVI. grant stock options to managers, employees or natural persons who provide services to the Company or to companies controlled by the Company, without preemptive rights for shareholders, under the terms of plans approved at the Annual Meeting;

XVII. deliberate about the negotiation with shares issued by the Company for the purpose of cancellation or remaining in treasury and respective alienation, observing the pertinent legal provisions;

XVIII. decide about the payment or credit of interest on equity to shareholders, under the terms of the applicable legislation;

XIX. approve the execution, amendment or termination of any contracts, agreements or arrangements between the Company or its controlled companies and any related parties in amounts equal to or over R$ 100,0000,000.00 (one hundred million Brazilian Reais) considered individually or cumulatively, in the period of the last 12 (twelve) months and any other transactions with related parties indicated in the Related-Party Policy;

XX. approve the hiring of the institution providing share registration services;

XXI. deliberate on any matter submitted to it by the Executive Board, as well as to call the members of the Executive Board for joint meetings, whenever deemed convenient;

XXII. institute Committees, establishing the respective regulations and competencies, electing and dismissing their members and following up the activities developed by the Committees;

XXIII. dispose, observing the rules in these Articles of Incorporation and in the legislation in force, about the order of its work and adopt or enact regulations for its operation;

XXIV. approve policies for (a) disclosure of information to the market, (b) trading in the Company’s securities, (c) compensation, (d) appointment of members of the Board of Directors, Committees and Executive Board, (e) management of risks, and (f) transactions with related parties, or equivalent formal documents; and

XXV. establish the amount of the Executive Board’s authority to:

(a)	the issuance of any credit instruments to raise funds, be it “bonds”, “notes”, “promissory notes”, “certificate of receivables” “commercial papers”, or others of common use in the market, as well as to fix their issuance and redemption conditions;

(b)	the acquisition or alienation of equity interests, joint ventures or strategic alliances with third parties;

(c)	the acquisition or alienation of permanent assets and real estate;

(d)	the constitution of real encumbrances and the provision of sureties, guarantees and assurances for its own obligations and/or those of its controlled company;

(e)	to contract indebtedness, in the form of a loan or issue of securities or assumption of debt, or any other legal business that affects the Company’s capital structure;

(f)	the provision of guarantees, by the Company, in lease agreements in favor of its employees and/or employees of company directly or indirectly controlled by the Company, for the duration of their labor contract;

(g)	the execution of any contract, agreement or other instrument that (i) prevents the Company or its controlled companies from carrying out its unilateral termination with notice of less than 90 (ninety) days; or that (ii) requires payment of any type of penalty or pecuniary obligation for the Company or its subsidiaries, including but not limited to fine, loss of profits, take or pay clause or that establishes the commitment of the Company or its controlled companies to remain with the obligation to pay maturing installments whose value is equal to or superior than the equivalent of 3 (three) months of the pecuniary obligations ordinarily established by the same instrument; and

XXVI. express itself in favor or contrary to any public offer for the acquisition of shares that has as its object the shares issued by the Company, by means of a prior reasoned opinion, disclosed within 15 (fifteen) days of the publication of the notice of the public offering of acquisition of shares, which should address, at least (i) the convenience and opportunity of the public offering for the acquisition of shares in the interest of the Company and its shareholders, including in relation to the price and potential impacts on the liquidity of the securities values owned by it; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) possible alternatives to accepting the public offer for the acquisition of shares available on the market.

Section III - Executive Board

Article 20 The Executive Board, whose members shall be elected and removable from office at any time by the Board of Directors, shall consist of at least 2 (two) and at most 7 (seven) members, of which shall be designated Chief Executive Officer, Management and Control Officer, Finance Officer, Investor Relations Officer, and the other Officers with no specific designation. The positions of Chief Executive Officer and Investor Relations Officer must be obligatory filled. The officers will have a unified mandate of 3 (three) years, being that the period between 2 (two) Annual Annual Meetings, reelection being allowed.

Paragraph 1 Except in the case of a vacancy in the office, the election of the Executive Board will take place up to 30 (thirty) business days after the date of the Annual Meeting.

Paragraph 2 In case of resignation or dismissal of the Chief Executive Officer, or, in the case of the Investor Relations Officer, when such fact implies in noncompliance with the minimum number of Officers, the Board of Directors shall be summoned to elect a substitute to complete the mandate of the replaced Officer.

Paragraph 3 In the event of vacancy in the office of any member of the Executive Board, the duties performed by the replaced member shall be assigned to another member of the Executive Board chosen by the remaining Officers.

Article 21 Without prejudice to the cases in which specific authorization is required by the Brazilian Corporation Law or by these Articles of Incorporation, it is incumbent upon the Chief Executive Officer, on an exclusive basis, with the possibility of delegating the following activities by means of an ad hoc power of attorney: (i) execute and cause to be executed the resolutions of the Annual Meetings and of the Board of Directors; (ii) establish goals and objectives for the Company; (iii) supervise the preparation and execution of the annual budget, the budget of capital and the business plan of the Company; (iv) coordinate, manage, direct and supervise all of the Company’s business and operations, in Brazil and abroad; (v) coordinate the activities of the other Executive Officers of the Company and of its subsidiaries, in Brazil and abroad, taking in consideration the specific atributions provided for in these Articles of Incorporation; (vi) direct, at the highest level, the Company’s public relations and guide institutional advertising; (vii) call and preside over meetings of the Executive Board; (viii) represent the Company in person, or through a proxy appointed by the Company at meetings or other corporate acts of companies in which the Company participates; and (ix) other attributions that are, from time to time, determined by the Board of Directors.

Article 22 It is incumbent upon the Officer of Management and Control: (i) to coordinate, manage, direct and supervise the areas of Accounting, Information Technology, Accounts Receivable/Credit, Accounts Payable and Administrative; and (ii) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 23 It is incumbent upon the Finance Officer: (i) to coordinate, manage, direct and supervise the Company’s Finance area; (ii) to direct and guide the preparation of the annual budget and the capital budget; (iii) to direct and guide the Company’s treasury activities, including the raising and management of resources, as well as the hedge policies pre-defined by the Chief Executive Officer; and (iv) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 24 It is incumbent upon the Investor Relations Officer: (i) to coordinate, manage, direct and supervise the Company’s Investor Relations area; (ii) to represent the Company before shareholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and other control bodies and other institutions related to activities carried out in the capital market, in Brazil and abroad; and (iii) other attributions that are, from time to time, determined by the Chief Executive Officer.

Article 25 It is incumbent upon the Officers without specific designation, if elected, to assist the Chief Executive Officer in the coordination, management, direction and supervision of the Company’s business, in accordance with the attributions assigned to them, from time to time, determined by the Chief Executive Officer.

Article 26 The Executive Board has all the powers to perform the acts necessary for the regular operation of the Company and the achievement of the Company’s purpose, however special they may be, including to waive rights, compromise and agree, subject to the relevant legal or statutory provisions. In compliance with the Executive Board’s authority values established by the Board of Directors in the cases provided for in article 19 of these Articles of Incorporation, the Executive Board is responsible for managing and direct the Company’s business, especially:

I. to comply and enforce these Articles and the resolutions of the Board of Directors and the Annual Meeting;

II. prepare, annually, the Management Report, the Executive Board’s accounts and the Company’s financial statements, along with the report of the independent auditors, as well as the proposal for the allocation of profits calculated in the previous year, for consideration by the Board of Directors and the Annual Meeting;

III. propose, to the Board of Directors, the annual budget, the capital budget and the Company’s business plan, which must be reviewed and approved annually;

IV. deliberate about the installation and closing of branches, warehouses, distribution centers, offices, sections, agencies, representations on its own behalf or on behalf of third parties, anywhere in the country or abroad;

V. decide on any matter that is not of the exclusive competence of the Annual Meeting or of the Board of Directors; and

VI. call the Annual Meeting, in case of vacancy of all the positions in the Board of Directors.

Article 27 The Executive Board shall validly meet with the presence of 2 (two) Officers, one of them always being the Chief Executive Officer, and shall deliberate by the vote of the majority of those present, with the casting vote being attributed to the Chief Executive Officer in the event of a tie in the vote.

Article 28 The Executive Board will meet whenever called by the Chief Executive Officer or by the majority of its members. The meetings of the Executive Board may be held by conference call, video conference or by any other means of communication that allows the identification and simultaneous communication between the Officers and all other persons present at the meeting.

Sole Paragraph Regardless of any formalities, a meeting will be considered regularly called when all the members of the Executive Board attend it.

Article 29 Calls for meetings shall be made by means of a written notice delivered by email at least 48 (forty-eight) hours in advance, which shall include the agenda, date, time and place of the meeting.

Article 30 All the resolutions of the Executive Board will be included in the minutes drawn up in the book of minutes of the Executive Board’s Meetings and signed by the Officers present.

Article 31 The Company will always be represented, in all acts, by the isolated signature of the Chief Executive Officer or by the signature of 2 (two) Officers jointly or by the signature of one or more attorneys-in-fact specially appointed for this purpose in accordance with paragraph 1 below.

Paragraph 1 All powers of attorney shall be granted by the Chief Executive Officer individually, or, in his absence, by 2 (two) Officers jointly, by means of a mandate with specific powers and for a determined term, except in the cases of ad judicia powers of attorney, in which case the mandate may be for an undetermined term, by means of a public or private instrument.

Paragraph 2 The acts of any Officers, attorneys, representatives and employees that involve or concern operations or businesses outside the corporate purpose and corporate interests or that are practiced in breach of these Articles of Incorporation are expressly prohibited, being null and void in relation to the Company, except when expressly approved by the Board of Directors.

CHAPTER V
AUDIT COMMITTEE

Article 32 The Audit Committee will operate on a permanent basis, with the powers and duties assigned to it by law.

Article 33 The Audit Committee shall be composed of at least 3 (three) and at most 5 (five) effective members and substitutes in equal number, shareholders or not, elected and removed at any time by the Annual Meeting.

Paragraph 1 The members of the Audit Committee will have a unified mandate of 1 (one) year, and may be reelected.

Paragraph 2 The Audit Committee members, at their first meeting, will elect their Chairman.

Paragraph 3 The investiture of the Audit Committee members, effective and alternate, is subject to the signing of an instrument of investiture drawn up in the proper book, which shall include their submission to the arbitration clause referred to in article 48 of these Articles of Incorporation.

Paragraph 4 The Audit Committee members will be replaced, in their absences and impediments, by the respective substitute.

Paragraph 5 In the event of vacancy in the position of Audit Committee member, the respective substitute shall take his place; if there is no substitute, the Annual Meeting shall be call to elect a member for the vacant position.

Article 34 The Audit Committee will meet whenever necessary, having all the attributions assigned to it by law.

Paragraph 1 Regardless of any formalities, a meeting will be considered regularly called when all the members of the Audit Committee attend it.

Paragraph 2 The Audit Committee resolves by absolute majority vote, with the majority of its present members.

Paragraph 3 All the resolutions of the Audit Committee will be contained in minutes drawn up in the respective book of Minutes and Decisions of the Audit Committee and signed by the Directors who are present.

Article 35 The remuneration of the members of the Audit Committee shall be determined by the Annual Meeting that elects them, in compliance with Paragraph 3 of Article 162 of the Brazilian Corporation Law.

CHAPTER VI
STATUTORY AUDIT COMMITTEE

Article 36 The Statutory Audit Committee is an advisory body attached to the Board of Directors and shall be composed of at least 3 (three) and at most 5 (five) members, elected by the Board of Directors, as follows: (i) the majority of the SAC members must be independent members, (ii ) at least 1 (one) of the members must be an independent member of the Company’s Board of Directors, who does not take part in the Executive Board, as defined in the Novo Mercado Regulation, and (iii) at least 1 (one) of the members must have recognized experience in corporate accounting matters.

Paragraph 1 The same member of the Audit Committee may accumulate the characteristics referred to in items (ii) and (iii) of the caput.

Paragraph 2 The activities of the audit committee coordinator are specified in its Internal Regulation, approved by the Board of Directors.

Article 37 It is incumbent upon the Statutory Audit Committee, among other matters:

I.	give its opinion on the hiring and dismissal of independent external auditors for the preparation of an independent external audit or any other service;

II.	evaluate the quarterly information, interim statements, and financial statements;

III.	monitoring the activities of the internal audit, of the Company’s internal controls area, and of the area that prepares the Company’s financial statements;

IV.	evaluate and monitor the Company’s risk exposures, and may require detailed information on policies and procedures relating to management compensation, use of company assets, and expenses incurred on behalf of the Company;

V.	evaluate, monitor, and recommend to management as to the correction or improvement of the Company’s internal policies relating to the preparation and audit of the financial statements; and

VI.	have means for receiving and processing information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including the provision of specific procedures for protecting the provider and the confidentiality of the information.

Sole Paragraph The rules concerning the composition, attributions, operation, and compensation of the members of the Statutory Audit Committee, among other aspects, will be regulated in its own internal regulations, to be approved by the Board of Directors, observing the provisions of the applicable regulations.

CHAPTER VII
DISTRIBUTION OF PROFITS

Article 38 The fiscal year begins on January 1st and ends on December 31st of each year.

Sole Paragraph At the end of each fiscal year, the Executive Board will prepare the Company’s financial statements, in compliance with the relevant legal provisions.

Article 39 Together with the financial statements for the year, the Board of Directors shall present to the Annual Meeting a proposal on the allocation of the net income for the year, calculated after deducting the shares referred to in article 190 of the Brazilian Corporation Law, pursuant to the provisions of paragraph 1 of this article, adjusted for the purposes of calculating dividends pursuant to article 202 of the same law, subject to the following order of deduction:

(a) 5% (five percent) will be applied, before any other allocation, in the constitution of the legal reserve, which will not exceed 20% (twenty percent) of the capital. In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporation Law exceeds 30% (thirty percent) of the share capital, the allocation of part from the net income for the year to the legal reserve shall not be mandatory;

(b) a portion, as proposed by the management bodies, may be allocated to the formation of a reserve for contingencies and reversal of the same reserves formed in previous years, pursuant to article 195 of the Brazilian Corporation Law;

(c) From the balance of net income remaining after the allocations of the legal reserve and reserve for contingencies as determined in letters (a) and (b) above, a portion intended for the payment of a minimum mandatory dividend, in each year, to 25% (twenty-five percent);

(d) In the fiscal year in which the amount of the minimum mandatory dividend, calculated pursuant to letter (c) above, exceeds the realized portion of the net income for the fiscal year, the Annual Meeting may, upon proposal of the management bodies, allocate the excess to the constitution of a reserve of profits to be realized, subject to the provisions of article 197 of the Brazilian Corporation Law; and

(e) The profits that remain after the legal deductions and minimum dividends referred to in subparagraph (c) of this article 37 will be allocated in an annual installment, not exceeding 90% (ninety percent) of the net income adjusted to the formation of the Statutory Reserve of Investment, which will have the purpose of financing the investment in operational assets and/or repurchase of own shares (to be held in treasury or to be canceled), this reserve not being able to exceed the share capital.

Paragraph 1 The Annual Meeting may attribute to the members of the Board of Directors and the Executive Board a profit share, not exceeding 10% (ten percent) of the remainder of the result for the year, limited to the global annual remuneration of the managers, after deducting the losses accrued and the provision for income tax and social contribution, pursuant to article 152, paragraph 1 of the Brazilian Corporation Law.

Paragraph 2 The distribution of profit shares in favor of the members of the Board of Directors and the Executive Board may only occur in the fiscal years in which the shareholders are assured the payment of the minimum mandatory dividend provided for in these Articles of Incorporation.

Article 40 By proposal of the Executive Board, approved by the Board of Directors, ad referendum of the Annual Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the shareholders’ equity, in compliance with the applicable legislation. The eventual amounts thus disbursed may be imputed to the amount of the mandatory dividend provided for in these Articles of Incorporation.

Paragraph 1 In the event of crediting interest to shareholders during the fiscal year and attributing them to the amount of the mandatory dividend, shareholders will be compensated with the dividends to which they are entitled, with the payment of any remaining balance being assured. In the event that the amount of dividends is less than what was credited to them, the Company will not be able to charge the shareholders for the excess.

Paragraph 2 The effective payment of interest on equity, having been credited during the fiscal year, will be made by resolution of the Board of Directors, in the course of the fiscal year or in the following fiscal year, but never after the dividend payment dates.

Article 41 The Company may prepare half-yearly balance sheets, or in shorter periods, and declare, by resolution of the Board of Directors:

(a) the payment of dividends or interest on equity, on account of the profit calculated in the semi-annual balance sheet, imputed to the amount of the mandatory dividend, if any;

(b) the distribution of dividends in periods shorter than 6 (six) months, or interest on own capital, imputed to the amount of the mandatory dividend, if any, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves; and

(c) the payment of interim dividends or interest on equity, to the account of accumulated profits or profit reserve existing in the last annual or half-year balance sheet, imputed to the amount of the mandatory dividend, if any.

Article 42 The Annual Meeting may resolute on the capitalization of profit or capital reserves, including those established in interim balance sheets, with due regard for the applicable legislation.

Article 43 Dividends not received or claimed shall prescribe within 3 (three) years from the date on which they were in the shareholder’s provision, and shall revert to the Company.

CHAPTER VIII
ALIENATION OF SHAREHOLDER CONTROL,
CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY,
EXIT FROM THE NOVO MERCADO AND
PROTECTION OF SHAREHOLDER BASE DISPERSION

Section I - Alienation of Company’s Control

Article 44 The direct or indirect alienation of the Company’s control, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public offer for the acquisition of shares having by object the shares issued by the Company held by the other shareholders, observing the conditions and terms provided for in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment with that given to the seller.

Section II - Cancellation of Registration as a Publicly-Held Company and Exit from Novo Mercado

Article 45 With the entry of the Company on B3’s Novo Mercado, the Company, its shareholders, including controlling shareholders, managers and members of the Audit Committee are subject to the provisions of the Novo Mercado Regulation.

Article 46 In the public offer for the acquisition of shares to be carried out, mandatorily, by the controlling shareholder or by the Company for the cancellation of the registration as a publicly- held company, the minimum price to be offered shall correspond to the fair price determined in the appraisal report, respecting the applicable legal and regulatory rules.

Section III - Protection of Dispersion of the Shareholder Base

Article 47 Any Buyer (as defined in paragraph 11 of this article), who acquires or becomes the holder of shares issued by the Company or other rights, including usufruct or fideicommissum on shares issued by the Company in an amount equal to or superior than 20% (twenty percent) of its share capital must carry out a public offer for the acquisition of shares for the acquisition of all shares issued by the Company, in compliance with the provisions of the applicable CVM regulations, the B3 regulations and the terms of this article. The Buyer must request the registration of said offer within 30 (thirty) days from the acquisition date or from the event that resulted in the ownership of shares or rights in an amount equal to or superior than 20% (twenty percent) of the Company’s share capital.

Paragraph 1 The public offer for the acquisition of shares shall be (i) addressed without distinction to all the Company’s shareholders; (ii) carried out in an auction to be held at B3; (iii) launched at the price determined in accordance with the provisions of paragraph 2 of this article; and (iv) paid in cash, in national currency, against the acquisition in the offering of shares issued by the Company.

Paragraph 2 The acquisition price in the public offer for the acquisition of each share issued by the Company may not be lower than the higher value between: (i) 135% (one hundred and thirty- five percent) of the fair price determined in the appraisal report; (ii) 135% (one hundred and thirty- five percent) of the share issue price verified in any capital increase carried out by means of a public distribution occurred within the period of 24 (twenty-four) months prior to the date on which it becomes mandatory the carrying out of the public offer for the acquisition of shares under the terms of this article, which amount shall be duly updated by the IPCA from the date of issue of shares to increase the Company’s capital until the moment of financial settlement of the public offer for the acquisition of shares in the terms of this article; (iii) 135% (one hundred and thirty- five percent) of the average unit quotation of the shares issued by the Company during the period of 90 (ninety) days prior to the execution of the offer, weighted by the trading volume on the stock exchange where there is a greater volume of trading of shares issued by the Company; and (iv) 135% (one hundred and thirty-five percent) of the highest unit price paid by the Buyer, at any time, for a share or lot of shares issued by the Company. If the CVM regulation applicable to the offer provided for in this case determines the adoption of a calculation criterion for setting the acquisition price of each share in the Company in the offer that results in a higher acquisition price, that price shall prevail in the execution of the offer provided for that price of acquisition calculated pursuant to CVM regulations.

Paragraph 3 The fulfillment of the public offer for the acquisition of shares mentioned in the head provision of this article shall not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, to formulate a competing offer, pursuant to the applicable regulations.

Paragraph 4 The Buyer will be obliged to comply with any requests or requirements of the CVM, formulated based on the applicable legislation, related to the public offering for the acquisition of shares, within the maximum terms prescribed in the applicable regulations.

Paragraph 5 In the event that the Buyer does not comply with the obligations imposed by this article, even with regard to meeting the maximum deadlines: (i) for fulfillment or requesting the registration of the public offering for the acquisition of shares; or (ii) to comply with any CVM requests or requirements, the Company’s Board of Directors will call an Special Meeting, in which the Buyer may not vote to resolute on the suspension of the exercise of the Buyer’s rights that did not comply with any imposed obligation by this article, as provided for in article 120 of the Brazilian Corporation Law, without prejudice to the Buyer’s liability for losses and damages caused to other shareholders as a result of non-compliance with the obligations imposed by this article.

Paragraph 6 The provisions of this article do not apply in the event that a person becomes the holder of shares issued by the Company in an amount superior than 20% (twenty percent) of the total shares issued by him/her as a result of: (i) legal succession, under the condition that the shareholder alienates the excess of shares within 30 (thirty) days from the relevant event; (ii) the merger of another company by the Company; (iii) the merger of shares of another company by the Company; or (iv) the subscription of the Company’s shares, carried out in a single primary issue, which has been approved at the Annual Meeting of the Company’s shareholders, called by its Board of Directors, and whose capital increase proposal has determined the fixing of the price issue of shares based on a fair price obtained from an economic and financial appraisal report of the Company carried out by a specialized company with proven experience in the appraisal of publicly-held companies. Furthermore, the provisions of this article do not apply to current shareholders who already own 20% (twenty percent) or more of the total shares issued by the Company and its successors on the effective date of adhesion and listing of the Company on the Novo Mercado, applying exclusively to those investors who acquire shares and become shareholders of the Company after such Annual Meeting.

Paragraph 7 For the purposes of calculating the percentage of 20% (twenty percent) of the total shares issued by the Company described in the head provision of this article, it will be not computed the involuntary increases in shareholding resulting from the cancellation of treasury shares or reduction of the share capital of the Company with the cancellation of shares.

Paragraph 8 The Annual Meeting may exempt the Buyer from the obligation to make the public offering for acquisition of shares provided for in this article, if it is of the Company’s interest.

Paragraph 9 The shareholders holding at least twenty percent (20%) of the shares issued by the Company may request the Company’s managers to call a special shareholders’ meeting to resolve on a new appraisal of the Company for purposes of reviewing the acquisition price, pursuant to the procedures provided for in article 4-A of the Brazilian Corporation Law and in compliance with the provisions of the applicable CVM regulations, B3’s regulations, and the terms of this Chapter. The costs of preparing the appraisal report shall be borne entirely by the Buyer.

Paragraph 10 If the above-mentioned special meeting decides to carry out a new evaluation and the appraisal report determines an amount higher than the initial value of the public offering for the acquisition of shares, the Buyer may withdraw from it, and in this case, it is obligated to observe, as applicable, the procedure provided for in articles 23 and 24 of CVM Instruction 361/02, and to alienate the excess of participation within 3 (three) months from the date of the same special meeting.

Paragraph 11 For purposes of interpretation of this article, the terms beginning with capital letters below shall have the following meanings:

“Purchaser” means any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Shareholder Group.

“Shareholder Group” means the group of persons: (i) bound by voting contracts or agreements of any nature, either directly or through companies controlled, controlling or under common control; or (ii) between which there is a control relationship; or (iii) under common control.

Section IV - Common Provisions

Article 48 The formulation of a single public offer for the acquisition of shares is allowed, aiming at more than one of the purposes provided for in this Chapter VII of these Articles of Incorporation, in the Novo Mercado Regulation or in the regulations issued by CVM, provided that it is possible to reconcile the procedures of all types of public offering for the acquisition of shares and there is no prejudice to the recipients of the offer and authorization from CVM is obtained, when required by applicable law.

Article 49 The shareholders responsible for fulfilling the public offerings for the acquisition of shares provided for in this Chapter VII of these Articles of Incorporation, in the Novo Mercado Regulation or in the regulations issued by CVM may ensure that they are fulfilled through any shareholder or third party. The Company or the shareholder, as the case may be, is not exempt from the obligation to carry out the public offer for the acquisition of shares until it is concluded in compliance with the applicable rules.

CHAPTER IX
ARBITRAL JUDGE

Article 50 The Company, its shareholders, managers, members of the Audit Committee, effective and alternate, if any, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in the form of its regulation, any dispute that may arise among them, related to or arising from its condition as issuer, shareholders, managers, and members of the Audit Committee, in particular, arising from the provisions contained in Law 6,385/76, in the Brazilian Corporation Law, in the Articles of Incorporation of the Company, pursuant to the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, in addition to those contained in the Novo Mercado Regulation, other B3 regulations and the Novo Mercado Participation Agreement.

Paragraph 1 Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the Arbitration Court is constituted, it shall be sent to the Judiciary Power, pursuant to item 5.1.3 of the Arbitration Regulation of the Market Arbitration Chamber.

Paragraph 2 Brazilian law shall be the only one applicable to the merits of any and all disputes, as well as to the execution, interpretation and validity of this arbitration clause. The Arbitration Court will be composed of arbitrators chosen in the manner provided for in the Arbitration Regulations of the Market Arbitration Chamber. The arbitration proceeding will take place in the City of São Paulo, State of São Paulo, where the arbitration sentence is to be rendered. The arbitration shall be administered by the Market Arbitration Chamber itself, and shall be conducted and judged according to the relevant provisions of the Arbitration Rules.

CHAPTER X
LIQUIDATION OF THE COMPANY

Article 51 The Company will go into liquidation in the cases determined by law, and the Annual Meeting is responsible for electing the liquidator or liquidators, as well as the Audit Committee that shall function during this period, in compliance with the legal formalities.

CHAPTER XI
FINAL AND TRANSITORY PROVISIONS

Article 52 The cases not provided for in these Articles of Incorporation shall be resolved by the Annual Meeting and regulated in accordance with the provisions of the Brazilian Corporation Law, with due regard for the Novo Mercado Regulation.

Article 53 The Company shall comply with the shareholders’ agreements filed at its headquarters, the registration of transfer of shares and the counting of votes cast at a Annual Meeting or at a meeting of the Board of Directors contrary to its terms being prohibited.

Article 54 The Company shall make available to its shareholders and third parties, at its headquarters, the contracts with related parties, shareholders’ agreements and option programs for the acquisition of shares or other securities issued by the Company.

Article 55 The Corporation and any of its subsidiaries, whether direct or indirect, are prohibited from selling any option contracts (directly or indirectly), or even signing option contracts in which it is the launcher, with the exception of companies that have this activity in their corporate purpose. Call options are defined as those that give their holder the right to buy the underlying asset on a certain date at a certain price; and as puts, those that provide their holders with the right to sell the underlying asset on a certain date for a certain price. For the purposes of this article, option contracts will be those that directly or indirectly, expressly or implicitly, provide any advantage to the Corporation in return for market volatility, that is, when there is a risk of fluctuation in the price of the underlying asset covered by the contract. Among which, but not limited to, any operations in which the underlying asset covered by the contract is subject to the dollar rate, price of gold, commodities, government bonds, exchange rate variation and interest rate variation.

Sole Paragraph The prohibition referred to in the head provision above is not applicable to the execution of a contract, agreement or other instrument of assumption of rights and obligations in the context of financial transactions upon issue, by the Company and any of its subsidiaries, whether direct or indirect, which entail the issuance of debt securities, including, but not limited to, promissory notes, bonds, commercial papers, notes, bonds, as provided for in these Articles of Incorporation.

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